Registration Cover Page
Table of Contents for Form 6-K
Cadbury Schweppes Annual Report and Form 20-F 2001.
Cadbury Schweppes Summary Financial Statement for 2001.
Letter from the Chairman, Derek Bonham, dated 22 March 2002 and combined Admission Pass and Form of Proxy for the Annual General Meeting on Thursday 9 May 2002.
Booklet dated 22 March 2002 containing Notice of the Annual General Meeting of the Company convened for Thursday 9 May 2002 and explanatory notes.

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1-4 April 2002

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

1.	Cadbury Schweppes Annual Report and Form 20-F 2001.

2.	Cadbury Schweppes Summary Financial Statement for 2001.

3.	Letter from the Chairman, Derek Bonham, dated 22 March 2002 and combined Admission Pass and Form of Proxy for the Annual General Meeting on Thursday 9 May 2002.

4.	Booklet dated 22 March 2002 containing Notice of the Annual General Meeting of the Company convened for Thursday 9 May 2002 and explanatory notes.

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed: /s/ J A Deeley

J A Deeley (Miss)
Group Deputy Secretary

Dated: 4 April 2002

BRINGING THE WORLD MOMENTS OF

DELIGHT

ANNUAL REPORT AND FORM 20-F 2001

Cadbury Schweppes

This is the Annual Report and Form 20-F of Cadbury Schweppes public limited company for the year ended 30 December 2001. It contains the annual report and accounts in accordance with UK generally accepted accounting principles and regulations and, together with the Form 20-F to be filed in April 2002 with the US Securities and Exchange Commission, incorporates the annual report on Form 20-F for the US Securities and Exchange Commission.

A Summary Financial Statement for the year ended 30 December 2001 has been sent to all shareholders who have not elected to receive this Annual Report and Form 20-F.

The Annual General Meeting will be held on Thursday, 9 May 2002. The Notice of Meeting, details of the business to be transacted and arrangements for the Meeting are contained in the separate Annual General Meeting booklet sent to all shareholders.

1 Business Review 2001

Group Strategy Statement	2
This is Cadbury Schweppes!	4
Corporate and Financial Highlights	6
Moments of Delight – Confectionery	8
Chairman’s Statement	10
Moments of Delight – Beverages	12
Chief Executive Officer’s Review	14
A Snapshot of our Industry	20
Chief Operating Officer’s Review	22
Corporate and Social Responsibility	26

Contents	Inside Front Cover
Glossary	159
Cross reference to Form 20-F	160
Index	162

Annual Report and Form 20-F 2001 Cadbury Schweppes 1

WE ARE *passionate* ABOUT
TO CREATE BRANDS
BRANDS THAT BRING THE
delight AND A SPLASH

Sch
WORKING TOGETHER
THAT PEOPLE *love.*
world MOMENTS OF
OF *colour* ON A GREY DAY.

1 Business Review 2001

THIS IS CADBURY SCHWEPPES!

DAIRY MILK

Cadbury Schweppes' governing **OBJECTIVE** is growth in shareowner value.

The **STRATEGY** by which we will achieve this objective is to:
– Focus on our core businesses of Beverages and Confectionery.
– Develop robust and sustainable positions in regional markets.
– Grow organically and via acquisition.

MANAGING FOR VALUE is the process which supports the achievement of our strategy.

This map is for illustrative purposes only.
"Sunkist" is a registered trademark of Sunkist Growers, Inc.

Cadbury Schweppes is a major **INTERNATIONAL** beverage and confectionery company. Today, we employ over 38,000 **PEOPLE** and our products are available in almost 200 **COUNTRIES** around the world.

DAIRY MILK
BrunchBar
TURKISH

We are one of the world's top four **CONFECTIONERY** businesses. With manufacturing in 25 countries, our chocolate, sugar and gum brands can be found almost everywhere.

And we are one of the top three **SOFT DRINKS** companies in the world. Our range of drinks – carbonated and still, fruit juices and fruit flavoured drinks, teas, water and flavoured milks – are enjoyed by millions of consumers in our three key markets of North America, Continental Europe and Australia.

1 Business Review 2001 – Corporate and Financial Highlights

HAWAIIAN PUNCH
Fruit Juicy Red

2001 was an **EXCELLENT** year for the Group with **TARGETS** for underlying earnings growth and free cash flow both being **EXCEEDED.** At the same time **SUBSTANTIAL** investments were made behind **GROWING** the business for the longer term.

SANS SUCRE
HOLLYWOOD
Chewing Gum
Green Fresh

Managing for Value – 5th Year of Delivering Against Targets				
	1997–2000		2001–2004	
	Target	Actual	Target	2001
Underlying* EPS (per annum)	10%+	11%	10%+	14%
Free cash flow (average)	£150m+	£252m	£300m+	£397m
Total shareowner return ("TSR")	+100%	+84%	+100%	+11%

*at constant currencies and excluding restructuring, goodwill amortisation and disposal gains and losses

We saw excellent performances from our **BEVERAGES** operations led by Mott's and Europe Beverages. While in **CONFECTIONERY** there was strong financial and volume growth in many markets.

2001	2000	% change As reported	% change At constant exchange rates
Turnover	£5,519m	£4,575m	+21	+19
Trading profit (a)	£930m	£775m	+20	+18
Trading margin (a)	16.9%	16.9%	–	–1
Profit before tax and disposals (a)	£886m	£792m	+12	+10
Basic earnings per share	27.0p	24.8p	+9	+7
Underlying earnings per share (a)	30.0p	25.8p	+16	+14
Net dividend per share	11.0p	10.5p	+5	n/a
Capital expenditure	£240m	£126m	+90	+90
Marketing expenditure	£1,081m	£887m	+22	+18
Free cash flow	£397m	£401m	–1	n/a
Group employees	38,489	36,460	+6	n/a

Cadbury

We continued to make **ACQUISITIONS** to strengthen our **EXISTING** businesses and **BROADEN OUR PORTFOLIO** of products. Our **EMERGING** market businesses made a **STRONG CONTRIBUTION** to the overall results.

Choclairs

Snapple
made from the best stuff on Earth

WE WANT PEOPLE TO
AND *wherever* THE *impulse*
THE RIGHT TIME FOR

choose **US** *whenever* **STRIKES. ANYTIME'S A MOMENT OF** *delight.*

1 Business Review 2001 – Chairman's Statement

THE GROUP HAD AN EXCELLENT YEAR IN 2001

DEREK BONHAM, Chairman, discusses the main highlights of the year, the Group's strategic development and prospects for the future.

SCHWEPPERVESCENCE
Schweppes

The Group had an excellent year in 2001. We exceeded our targets for both underlying earnings growth and free cash flow. Substantial investments were made behind growing the business for the longer term. Acquisitions during the year strengthened existing positions, particularly in Europe Beverages. A sharp increase in capital spend reflected both investment in improving efficiencies and new capacity. A further increase in the marketing to sales ratio demonstrates our commitment to supporting the consumer franchises of our brands.

TARGETS for earnings growth and free cash flow were EXCEEDED once again

PERFORMANCE

Sales at £5.5 billion were 21% higher than last year of which 15% was attributable to acquisitions. Underlying trading profit before restructuring and amortisation of acquisition goodwill rose 20% to £930 million with acquisitions contributing 10%. Snapple Beverage Group, acquired in October 2000 accounted for the significant proportion of the acquisition contribution to both sales and trading profit. The trading margin was held at 16.9%.

Pre-tax profit before restructuring, amortisation of acquisition goodwill and exceptional items rose 12% to £886 million. Earnings per share on the same basis rose 16% to 30.0p. Excluding the impact of currency movements the increase was 14%, well in line with our 10% plus earnings growth target.

Free cash flow generation at £397 million was comfortably in excess of our target of at least £300 million.

10

Cadbury's
DAIRY MIL

These excellent results were achieved against a backdrop of a significant increase in investment in building the business for the longer term. Investment in marketing rose by nearly £200 million to £1.1 billion with the marketing to sales ratio rising from 19.4% to 19.6%. Capital spend was increased from £126 million to £240 million with further increases planned for 2002.

DIVIDENDS

The Board has recommended a final dividend of 7.65p bringing the total dividend for 2001 to 11.0p, an increase of 5% over 2000. This recognises the desire of some of our shareowners for a real increase in income while allowing dividend cover to rise modestly.

STRATEGIC DEVELOPMENT

The introduction of Managing for Value in 1997 fostered a deeper understanding of, and commitment to, the optimal allocation of resources throughout the business. In the early years of the programme, management was focused on increasing returns such that the profit being made on the Group's operations comfortably exceeded the cost of the capital deployed in the business. This improvement was achieved through a combination of changes in the portfolio and efficiency improvements. In the last few years, we have continued with this process while providing additional resources to accelerate top-line growth.

The re-engineering of the Group's portfolio has seen the disposal of low return or non-strategic assets – such as the exit from soft drink bottling in the UK in 1997 – and the acquisition of businesses which have strengthened existing positions – such as the acquisition of Wedel in Poland in 1998. In addition, we have also been expanding our presence in higher growth and higher return sectors of the market – for example the expansion of our non-carbonates presence in the US through the purchase of Snapple and the entry into European gum through the purchase of Hollywood in France.

In 2001, our beverage business was significantly strengthened in Europe through the acquisitions of La Casera in Spain and Orangina in France. In the US, ReaLemon/ReaLime was a useful addition to Mott's speciality product line-up. Early in 2002, we announced that we were acquiring a 51% stake in Kent, the leading sugar confectionery business in Turkey.

THE BOARD

Dr Franz Humer, Deputy Chairman, resigned from your Board in January 2002 following his appointment as Chairman of Roche Holdings in April 2001 and subsequent decision to resign from all other non-executive posts. Dr Humer contributed significantly to the development of Board policy since his appointment in 1994. We will miss his valued counsel and wish him well in his future career.

Dr Wolfgang Berndt, formerly of The Procter & Gamble Company, joined the Board of Cadbury Schweppes as a Non-Executive Director in January 2002.

BOARD COMMITTEES/CORPORATE GOVERNANCE

I am pleased to report that, following Dr Franz Humer's departure from the Board, Roger Carr has been appointed as Senior Non-Executive Director and Rick Braddock has been appointed as Chairman of the Remuneration Committee.

The Corporate and Social Responsibility ("CSR") Committee, formed at the end of 2000, was firmly up and running in 2001. For further details of its activities please see page 19 of the Chief Executive Officer's Review and the CSR report on pages 26 and 27. This year we will be publishing our first separate CSR report.

EMPLOYEES

On behalf of the Board, I would once again like to thank all the employees for their individual and collective efforts which have contributed to the strong results produced by the Group in 2001.

PROSPECTS

These are uncertain times. Liquidity is becoming more of an issue and the new high technology businesses are coming under pressure. Despite the slow-down in economic activity, we look to the future with confidence and believe that we will deliver results in line with our stated earnings growth and cash flow targets.

The results were achieved against a backdrop of a **SIGNIFICANT** increase in **INVESTMENT**

DC Bonham

DC BONHAM

TRANSPORTATION
3K64
WE WANT PEOPLE TO *choose*
thirst CAN'T BE IGNORED.
OF *refreshment* TO BE

Snapple
PRETZEL
HOT
COLD SODA
HOT
HOT SAUSAGE

US WHENEVER THEIR WE WANT THEIR MOMENTS MOMENTS OF *delight.*

1 Business Review 2001 – Chief Executive Officer's Review

"OUR CHALLENGE IS TO ENSURE WE HAVE THE PROGRAMMES IN PLACE TO ACCELERATE THE PACE OF GROWTH

JOHN SUNDERLAND, Chief Executive Officer, explains how he continues to focus the business on sustainable growth across the full range of its activities.

The year 2001 was one of profound political change and consequent economic uncertainty. Within it, the fast-moving consumer goods sector and Cadbury Schweppes remained safe havens for investors.

Because our products represent such good value, they continued to sell in their billions around the world throughout the year, effectively immune to wider economic fluctuations and consumer caution.

Cadbury Schweppes maintained its position as the only major global soft drinks and confectionery company. We have an extensive portfolio of brands whose inherently high margins underwrite our continuing investment in their consumer franchises.

However, although this stability is reassuring, a number of challenges remain. Minimal inflation, trade concentration and industry consolidation all contribute to a highly competitive trading environment.

RESULTS

During the year, the strength of our restructured and more tightly focused beverage business combined, once again, with the global reach of our confectionery business to produce an excellent financial performance.

I am delighted to report that, over the last five years, we have met our two key financial targets of double-digit growth in

EXCELLENT financial results were driven by STRONG PERFORMANCES from many of our key business regions

Since 1885, Dr Pepper has offered a unique taste which Americans love.

Dr Pepper

14

Launched in Australia in 1999, Cadbury Breakaway is a delicious and innovative light crisp creamy wafer finger smothered with Cadbury's Dairy Milk Chocolate.

...rather than deny

Embrace the positive in life. Choose Cadbury.

underlying earnings per share, and the generation of more than £300 million of free cash flow. In 2001 underlying earnings per share at constant exchange rates rose 14% and free cash flow generation was £397 million.

Our third financial target, growth in total shareowner return ("TSR"), is not, of course, in our direct control. However, in a UK stock market which declined 16% in 2001, our own TSR performance was up 11%.

This consistency of financial performance was supported by a strong balance sheet, and driven by good performances from the great majority of our key business regions.

We saw another excellent financial performance from our beverages operations with particularly strong results from Mott's and Europe Beverages. Despite a sluggish carbonates market in the US and the integration programme in Australia, both Dr Pepper/Seven Up and Australian beverages had a good year. Snapple Beverage Group had a sound first year, delivering financially on our acquisition case, despite a strong internal focus on integration. Dr Pepper/Seven Up Bottling Group, our associate business in the US, also performed well.

Confectionery performance overall was encouraging. The majority of our businesses showed sound financial and volume growth. Especially good results came from Australia (volume up 6%), France, China, Poland and Russia where we expect our business to be profitable this year. In the UK and Canada, disruption from the integration of our chocolate and sugar confectionery businesses, combined with difficult trading environments, produced weaker results. However, in both markets we have now created the country's leading confectionery company, wholly committed to brand and channel growth, and strongly positioned for the future. We are also encouraged by the fact that, in the UK, performance strengthened through the year, with branded chocolate volumes growing 2% in the final quarter.

STRATEGY

Our strategic focus on beverages and confectionery was maintained. We continued to strengthen many of our existing businesses. Funded by a combination of cash from disposals, our

Orangina, a national brand icon in France, was acquired in October 2001.

ORANGINA

1 Business Review 2001 – Chief Executive Officer's Review

Dr Pepper

New Dr Pepper advertising features the country music star Garth Brooks.

own free cash flow and increased debt, we were able to make a number of major acquisitions which supported our strategy of creating robust and sustainable positions for our businesses wherever we operate:

- in January we acquired Mantecol in Argentina, which was incorporated into Cadbury Stani;
- in July we acquired La Casera which, combined with our Schweppes business in Spain, made us the No. 2 company in that market;
- in September we acquired ReaLemon/ReaLime in the US, thus continuing to build on the very successful niche platforms which comprise our Mott's business in that market;
- in October we acquired Orangina and combined it with our Schweppes beverage business in France to create the No. 2 company in that market. In that deal we also acquired several further beverage brands in France, Yoo-Hoo in the US and a significant export business for Orangina.

The total sum expended on all these and other acquisitions during the year amounted to £659 million, and we expect all of these to be value creating additions.

Such acquisitions are a key element in our drive to create an even more sharply focused business. Our beverage business has now established sustainable operating platforms in North America, Continental Europe and Australia, and is getting stronger. Our confectionery business is more global, but we occupy the No. 1 position in 16 markets, and enjoy a very significant opportunity in emerging markets, from which already over a quarter of our volumes emanate.

We were able to make a number of **ACQUISITIONS** which **STRENGTHENED** existing businesses in a number of markets

La Casera

La Casera is a highly refreshing Spanish soft drink, acquired in 2001.

Cadbury Crunchie McFlurry in Australia is just one example of our growing partnership with McDonald's. Image kindly supplied by McDonald's Australia.

Try our new
Cadbury
crunchie

It is pleasing to note that all these and other recent acquisitions continue to contribute in line with, or ahead of, our expectations.

The identification and acquisition of new businesses, and their value creating integration into the Cadbury Schweppes family, is a vital skill that your management team has increasingly been able to develop and enhance.

GROWTH

A further commitment within our strategy remains growth. The subject is important to us and justifies a separate commentary. To achieve our earnings targets into the future, we remain very aware of the necessity to achieve sustained top-line growth. However, in an increasingly competitive environment and against a backdrop of negligible inflation, the challenge of growth increases exponentially. In both awareness and anticipation of this issue,

Acquisitions and Disposals
Confectionery
Beverages
Joint venture bottling
La Pie Qui Chante
Bim Bim
Jaret
American Bottling Co
Wedel
Hawaiian Punch
Dr Pepper Bottling Co
Hollywood
Wuxi
Snapple
Lion Nathan
Mauna La'i
Grant-Lydick
Mantecol
Mother Earth
Spring Valley
Carteret
Slush Puppie
La Casera
ReaLemon
Orangina
Kent
Squirt
Acquisitions £2.6bn
1997
1998
1999
2000
2001
2002
Coca-Cola Schweppes Beverages
Beverage brands in 160 markets
RC Cola Int
US own-label CSDs
Disposals £1.3bn

we are increasingly focused on the generation of growth. In line with our Managing for Value aspirations we want this to be "good growth", i.e. economically profitable.

The challenge is to ensure that across the full range of our activities we have the structures and programmes in place to accelerate the pace of growth.

The main elements of this programme combine: changing our business management processes, developing new ways to incentivise our managers, introducing new training programmes, focusing on innovation and raising the communications profile of growth. In these ways we aim to put a commitment to profitable growth at the heart of the Cadbury Schweppes culture. The focus on innovation for example, is not just about new products; it's about new thinking in every area of activity, from packaging to supply chain management and the exploration of new routes to market.

Our Human Resources programmes also support growth. Our Executive Development Programme, using a world class faculty of innovative contributors, is called "Unlocking Good Growth", and we have also developed a Sales and Marketing Academy, using a faculty from INSEAD and Northwestern University in the US to develop a tailor-made programme for over a thousand people from our commercial teams.

EFFICIENCY

In all businesses "making and selling" are what matter most.

For Cadbury Schweppes, "making" means ensuring that we achieve lowest cost in all parts of the supply chain – procurement, manufacturing, distribution and logistics. We constantly search for extra advantage, lower cost and opportunities for better co-operation with our suppliers.

We are firmly committed to accessing world-wide procurement opportunities. A new centralised function is now working on a global and regional basis to build strategic relationships with our suppliers to take cost and inefficiency out of our supply chain.

These and other activities are supported by Project PROBE – the global standardisation of our IT systems with a single architecture. This will, in due course, enable a seamless "virtual" factory-to-customer transaction model, with huge opportunities for improved levels of service at lower cost. The first region to go live will be Asia Pacific during 2002.

All of these activities will continue to require a similar level of restructuring to that recorded in recent years, and slightly higher levels of capital

We are putting profitable **GROWTH** at the heart of Cadbury Schweppes' **CULTURE**

In August, Mott's introduced Healthy Harvest, a new unsweetened applesauce for health conscious individuals and diabetics.

MOTT'S
Healthy Harvest
EXCELLENT SOURCE OF VITAMIN C
NEW!
Country Berry
UNSWEETENED

1 Business Review 2001 – Chief Executive Officer's Review

Hawaiian Punch
Fruit Juicy Red
20 g
Hawaiian Punch
Fruit Juicy Red
POP SUÇON

US consumers can now experience the great Hawaiian Punch taste they have loved for over 60 years in a range of candy.

expenditure, as evidenced in 2001.

PEOPLE AND ORGANISATION

Vital though it is to get strategy and systems right, in the final analysis, results are delivered by people. Cadbury Schweppes has always placed great emphasis on the importance of people and this is reflected in our recruitment, development, promotion and succession planning. It is reflected in the representation of Human Resources at Board level and the commitments we make to all our colleagues about their personal development. This is one of our core values and is unstintingly supported.

The continuing strength of our management team is reflected in Cadbury Schweppes' inclusion for the fourth year in a row as one of the top ten best managed companies in the UK, as compiled by *Management Today*.

Our **COMMITMENT** to all our **STAKEHOLDERS** is based on long established **VALUES** and enshrined in our **CORPORATE AND SOCIAL RESPONSIBILITY** policy

Made from Liquorice Allsorts, "Bertie" Bassett has been the Bassett symbol since 1929.

PURPOSE AND VALUES

Cadbury Schweppes' success has been built on its clarity of purpose, its ability to execute in the marketplace and a strong commitment to build on long-established values. In 2001 we incorporated all of these into one statement of our core "Purpose and Values". This reflects our determination to continue to leverage the strength of our brands, the commitment of our people and our interactions with all stakeholders into sustainable competitive advantage. It also recognises that enduring corporate success requires a clear sense of purpose and values to which all our colleagues are committed.

CORPORATE AND SOCIAL RESPONSIBILITY

In line with the core values of your Company, we place great importance on corporate and social responsibility. For us, this is a commitment made to all stakeholders – consumers, customers, colleagues, shareowners, suppliers, the communities in which we operate and the environment we seek to protect.

Cadbury
Dream

"Real white chocolate, wicked taste" – Cadbury Dream has been launched in New Zealand, Australia, Canada and the UK.

Our Corporate and Social Responsibility Committee, a committee of the Board, is chaired by Baroness Wilcox. In 2001 we dealt with the particularly challenging issue of the reported use of the worst forms of enforced child labour in cocoa production in the Cote d'Ivoire.

We have had a satisfactory start to 2002 and **LOOK TO THE FUTURE** with **CONFIDENCE**

Despite sourcing the great majority of our own cocoa from other West African countries, notably Ghana, we have worked within our industry and with the UK and appropriate West African governments, with Non Governmental Organisations and other interested parties to produce a protocol for action which will seek to eliminate this practice where it is found to exist. This is a vitally important issue and we will do all we can to ensure a swift and satisfactory outcome to it.

THE FUTURE

We have started the new year satisfactorily and look forward with confidence to growing further the value of Cadbury Schweppes for all our shareowners.

JOHN SUNDERLAND

HOLLYWOOD
SANS SUCRE

Hollywood leads the chewing gum market in France, one of the biggest markets in the world in terms of per capita consumption.

Schweppes
Agrum'

Schweppes continues to "refreSchhh" the palate with Agrum, a carbonated citrus fruit drink first launched in Europe in 1999.

1 Business Review 2001 – A Snapshot of our Industry

The confectionery and beverages industries can claim some of the most well-known and **BEST-LOVED BRANDS** around the world. Their success and growth over the years has been due to their ability to meet consumers' demands for **"MOMENTS OF DELIGHT".**

But, these demands are changing faster and more frequently than ever before.

THE POWER OF INSIGHT

Successful companies in the confectionery and beverages business are those that are able to develop appropriate strategic responses to the changing needs of their consumers. They have to acquire the kind of strategic flexibility which can only come from genuine insight into the behaviour of the people who buy their products.

At Cadbury Schweppes, we focus on our consumers intensely so that we are able to find new and profitable ways of broadening our offering to meet the ever-widening spectrum of consumer demand.

THE 24 HOUR CONVENIENT CONSUMER

Consumers are increasingly demanding that food and drink is available around the clock, is quick and easy to prepare and consume and fulfills a wide range of lifestyle needs. Confectionery and beverage products are perfectly suited to this on the go, snacking lifestyle: portable and satisfying, refreshing and comforting. The challenge is to provide the right kind of products, where and when people work, play and live.

ANY TIME, ANY PLACE

The drive to find more ways of reaching our consumers any time, any place, is seeing an increase in the use of vending and refrigerated equipment in a wide array of outlets. In India, we are helping shopkeepers sell chocolate all year round through the use of small refrigerated counter top "visicoolers". And in the UK, we have recently won a new vending contract for the London Underground, a commuter metro network used by three million hungry and thirsty consumers every day.

Cooled
Cadbury
Twirl
Twirl
Vending machines enable consumers to enjoy our products 24 / 7.

FOR EVERY OCCASION

In confectionery, the appeal of popular brands has been expanded through different pack sizes and packaging. King-sized as a meal substitute or an energy rich snack; miniaturised to share or as a small indulgence. Cadbury Favourites in Australia and New Zealand and Miniature Heroes in the UK and Ireland – bite-sized versions of well-loved Cadbury brands – have very successfully grown our assortments sales in all these markets in recent years.

In beverages, consumer demand for variety and relevant products at all times of the day is helping fuel a marked trend, particularly in the US, away from traditional colas into a burgeoning array of products including flavoured carbonates, iced tea and coffee, sports drinks, bottled water, fruit juices and energy drinks with a caffeine lift.

Snapple's popular array of all-natural (except diets) beverages contains no preservatives, no artificial flavourings and no chemical dyes.

Snapple
elements
fire

Cadbury Choclairs are driving our growth in developing markets.

choclairs

At the same time new packaging is making on-the-move consumption more convenient. Resealable plastic bottles are replacing cans while "sports caps" have become a popular form of packaging for sports drinks and water.

Our investments in soft drink businesses in recent years – Hawaiian Punch and Snapple in North America, Orangina and La Casera in Europe and Spring Valley and Wave in Australia – have been focused on moving in time with our consumers.

BEYOND PLEASURE

The pleasure principle remains at the heart of consumers' love affair with confectionery and beverages. Yet both industries have been able to broaden their appeal to people now more aware of the nutritional and functional potential of the products they consume.

TREBOR
MIGHTY
MINTS
SUGAR FREE

Trebor Mighty Mints is the leading sugar-free Mini Mint in the UK.

In confectionery, this has been most prevalent in the chewing gum market which has broadened its consumer base from child to adult with the development of a range of "functional" mouth freshening, teeth whitening and vitamin enriched products. The mint sector has been similarly revitalised through sugar-free intense mints containing xylitol, a low-calorie sweetener. Cadbury Schweppes' examples include the development of Trebor Mighty Mints in the UK and a range of functional gum products at Hollywood in France and Stani in Argentina.

The beverage market has developed a breath-taking array of products with added functionality – enriched with vitamins, minerals and herbs or high energy – and broad appeal. Indeed Schweppes, which produced the first carbonated soft drink in the world, originally marketed its products as beneficial to a range of ailments.

More recently, existing beverage products have been extended through the addition of vitamins and minerals. Our popular Oasis children's soft drink brand in France has been broadened through the introduction of Oasis Vitamine. And the success of sports drinks in a number of countries around the world has been based on their ability to provide optimal hydration and mineral replenishment for active sportsmen and women. In South Africa, a nation of sports lovers, the innovative Energade Megaload, which provides slow release carbohydrates for endurance sport, has helped grow our Energade sports drink franchise.

THE DEVELOPING WORLD

The developing world, where the birth rate is growing and consumer affluence increasing, provides a wealth of new opportunities.

Our Bournvita malted beverage brand, a leading product in a number of our emerging markets, provides children with a nutritious and energy-rich start to the day.

In confectionery, Choclairs is one of our fastest growing brands and identified as a key product for emerging markets. As a small piece of chocolate encased in a toffee shell, a Choclair is an affordable introduction to the taste of Cadbury's chocolate in a climate friendly covering.

CROSS-BRANDING

And cross-branding across food markets is another trend that seems certain to grow. Not only does it help to build brand loyalty and brand value in a changing market, it also enables manufacturers to reach a wider consumer audience.

Primarily through third party licensing agreements, the Cadbury chocolate endorsement now covers cakes, biscuits, chilled desserts, home-baking products, ice-cream and hot beverages.

And we are also seeking ways to extend the franchise of our beverage products. Hawaiian Punch, a leading children's fruit punch in the US, has been successfully extended to our popular Mott's range of apple based sauces and to a range of sweets.

NEW FORMS OF DELIGHT

This recognition that moments of delight can come in many and varied forms is, we believe, critical to the future of the confectionery and beverages industry. The challenge and the opportunity are to find new ways of defining and delivering more such moments to all our consumers.

Successful **CONFECTIONERY** and **BEVERAGE** businesses are those that are able to develop appropriate strategic responses to the changing **NEEDS OF** their consumers

1 Business Review 2001 – Chief Operating Officer's Review

THE FOCUS ON GROWTH AND EFFICIENCY PRODUCED EXCELLENT RESULTS ACROSS THE GROUP

JOHN BROCK, Chief Operating Officer discusses the performance of the Group's businesses around the world in 2002.

We made good progress against the major operational priorities which were set for businesses in 2001. These were focused on the integration of acquisitions – primarily Snapple in the US and Hollywood in France – and integration programmes in two of our key confectionery markets – the UK and Canada. The focus on funding growth through driving efficiencies produced excellent results across the Group.

NORTH AMERICA BEVERAGES

Sales rose by 42% to £2,168 million and underlying trading profit by 34% to £541 million. Excluding the impact of exchange rate movements and acquisitions, sales and trading profit rose by 4% and 12% respectively.

Dr Pepper volumes were impacted by competitive product and packaging initiatives which affected bottler execution and focus. While Diet Dr Pepper continued its 11 year growth trend in 2001, total Dr Pepper volumes were down marginally. However, volume trends improved in the second half and were up in the fourth quarter, despite

Having an energy crisis? Then toss back a Snapple Elements and get the boost you need!

velocity
volcano
voltage
rain
fire
diet ice
sun

1 Business Review 2001 – Chief Operating Officer's Review

Cadbury's
Flake
Snow Flake

SnowFlake: the new delicious crumbly white chocolate Flake from Cadbury Trebor Bassett.

grew by 5% and underlying trading profit by 13%.

In France we saw strong volume gains on core brands Schweppes and Oasis, driven by innovation and increased marketing support, while in Spain, despite strong competitive activity, we were able to grow volume and find efficiency gains to deliver substantial profit growth.

The acquisitions of La Casera and Orangina were completed during the year and both are achieving results that are in line with or ahead of plan. These acquisitions significantly strengthen our product lineup and distribution capabilities in Spain and France respectively.

EUROPE CONFECTIONERY

Sales increased by 7% to £1,532 million, up 1% excluding acquisitions and exchange rate movements. Underlying trading profit rose by 6% to £212 million, up 2% excluding acquisitions and exchange.

Cadbury Trebor Bassett ("CTB") had a slow start in 2001 as it focused on integration and profit was modestly down year-on-year. Our seasonal performances were strong both at Easter and Christmas, and our flagship brand, Cadbury's Dairy Milk, made volume and market share gains. We are also encouraged by the fact that performance strengthened through the year. The integration of CTB was completed on time and on budget and we expect to see the benefits of all these efforts, particularly the creation of customised sales forces, coming through in 2002.

We had particularly strong performances in our key markets of Ireland, France, Russia and Poland. In France, we introduced three new sugar-free Hollywood gum products and grew market share in the grocery sector. Russia broke even for the first time in the last quarter of the year and we anticipate a profitable 2002. In Poland, the re-focus on the local Wedel chocolate brand delivered outstanding results.

RefreSchhh...
Schweppes

Schweppes. Crisper, cleaner drinks that refresh the palate with engaging style.

AMERICAS CONFECTIONERY

Sales rose by 3% to £312 million whilst underlying trading profit was flat at £44 million. Excluding the impact of exchange and acquisitions, sales were 2% down year-on-year and trading profit was down 9%.

The region had a challenging year. While we had a successful year at Jaret in the US, performance was held back by Canada, where the integration of our sugar and chocolate businesses caused more disruption than expected. In addition, there were some capacity constraints at one of our factories. The integration is complete and the

We are **INVESTING** in building our **CORE BRANDS**, expanding **AVAILABILITY** and increasing **INNOVATION** to drive **GROWTH** in our key confectionery markets constraints are being addressed.

Our business in Argentina performed creditably in difficult economic circumstances.

E.Wedel
CZEKOLADA
MLECZNA
150 lat
E.Wedel
CZEKOLADA
GORZKA
150 lat
E.Wedel
150 lat

Celebrating its 150th year in 2001, Wedel remains Poland's favourite chocolate brand.

ASIA PACIFIC

Sales in the region were up 14% to £639 million and trading profit was up 11% to £109 million. Excluding the impact of exchange movements and acquisitions, the base business delivered sales growth of 7% and an underlying trading profit increase of 15%.

Our **EMERGING** market business around the world performed **STRONGLY** in 2002

We again made excellent progress with our confectionery business in Australia.

Significant investment behind core brands, availability and innovation, funded through locally generated efficiency gains, continues to drive growth. In 2000, the business grew

TREBOR
MINI
Softmints

By introducing an exciting new packaging format for Trebor Softmints we have attracted new consumers in the mint market.

volumes by 4% and in 2001, volumes grew a further 6%. We are bringing these learnings to other core markets.

Australian beverages successfully completed the integration of the Lion Nathan soft drink business. While the integration programme affected performance, it is now complete and with a broader portfolio of brands and a more efficient and effective route to market, the business is well positioned for 2002.

In our emerging confectionery markets in the region, we continued to make good progress. There was a strong finish in China and a good first year at Trebor Wuxi, our gum business.

AFRICA, INDIA AND MIDDLE EAST

Sales in the region were up 6% to £288 million while underlying trading profits increased 18% to £33 million. Excluding the impact of exchange movements and acquisitions, sales and trading profit grew by 14% and 21% respectively.

All our major businesses in the region performed well. We saw strong results in Egypt, despite a depressed economy there, and good progress was made in India with distribution and availability gains behind core brands like Cadbury's Dairy Milk. In South Africa, confectionery volume and share gains were made in a market which grew for the first time in several years. Bromor had strong volume and profit growth in 2001 while the business in Nigeria had another good year.

Spring Valley is a refreshing juice and nectar brand acquired in Australia in January 2001.

Spring Valley
APPLE & BLACKCURRANT JUICE
Spring Valley
APPLE JUICE
Spring Valley
MANGO & BANANA NECTAR

J F Brock

JF BROCK

1 Business Review 2001 – Corporate and Social Responsibility

At Cadbury Schweppes, we believe that a **CREATIVE** and **WELL-MANAGED** corporate and social responsibility programme is in the best interests of **ALL OUR STAKEHOLDERS** – customers, shareowners, suppliers, employees and the communities in which we do business.

Such a programme is fundamental to growing our beverages and confectionery businesses. But it's not just good business; it's part of a living tradition. And this means that it has to grow and develop, as our business grows and develops. As we enter new markets around the world, we have to find ways of doing the things we stand for in a variety of cultural contexts.

We aim to manage our ethical and social performance with the same professionalism and passion that we manage the rest of our business. Our good practice in this area has been recognised by our inclusion in both the FTSE4Good and Dow Jones Sustainability indices. And this year, we will be publishing our first corporate and social responsibility ("CSR") report.

OUR APPROACH

The Cadbury Schweppes approach to CSR has four defining characteristics:

– We take an **inclusive approach**. CSR touches many aspects of our business and is integral to our relationship with **all our stakeholders**.
– Our formal statement of *Business Principles* sets out **our beliefs** and establishes **a framework for behaviour** right across the Group.
– CSR is a **Board-level responsibility**. The Board's Corporate and Social Responsibility Committee is chaired by non-executive director, Baroness Wilcox, and oversees the integration of CSR. The Board's Audit Committee considers it as part of our risk management processes.
– We work with **partners, suppliers and customers**, with whom we share a responsibility for ensuring high standards throughout the value chain.

ETHICAL TRADING

Our **human rights and ethical trading policy** covers such issues as core labour rights, health and safety and respect for diversity.

It conforms to the highest international standards, including the Universal Declaration of Human Rights and the conventions of the International Labor Organisation. And its implementation is overseen by our Human Rights and Ethical Trading Working Group, which reports to the Board's CSR Committee.

We are committed to working with our supply chain partners to ensure that we are able to source raw materials, goods and services ethically. We have developed a new **global supplier code** and are carrying out an extensive review of our supply chain.

We have also developed a number of detailed **pilot studies** to examine areas of particular importance in the supply chain.

Our 2001 pilot study programme included visits to cocoa farms in Ghana.

During 2001, we made visits to Ghana, the source of much of the cocoa we use, and Turkey, from where we source hazelnuts and raisins. The purpose of these visits is to initiate dialogue with individual suppliers and others to ensure that we address potential economic, ethical and social issues. We will be continuing this programme during 2002.

We also recognise our responsibility to use our influence on an industry-wide basis. During 2001, for example, we worked with other confectionery companies to develop a global, industry-wide programme to address the reported use of child labour on cocoa farms in West Africa.

The Global Industry Protocol, which involves businesses from the UK, Continental Europe and the US, has funded independent surveys and is establishing monitoring and certification processes, and is already seen as a role model for partnership between industry, governments and other organisations.

PEOPLE

High employment standards are key to achieving high business performance.

We continue to make a major investment in our 38,000+ employees around the world, helping them to develop their skills and strategic capabilities. We aim to deliver a leading-edge and rewarding employment experience in all the countries in which we operate, and to meet the **learning and development** needs of all employees.

We value **diversity** and have clear policies and procedures to promote equal opportunities in diverse cultures. The Board receives regular reports on progress.

And we set high standards of **health and safety**.

Best employment practices are key to delivering highest business performance.

COMMUNITY

We recognise that prosperous, educated and socially inclusive communities are central to our success. We are proud of our investment in the community and the contribution made by so many of our employees around the world.

Most of our community programmes are "owned" and driven by local business units, and aligned to the Group strategy of creating value in the community.

Community support can take the form of cash donations, donations in kind and sponsorships, the work of our employees and responses to the many community requests for support. During 2001, the value of our UK community contributions was around 2% of our UK pre-tax profits and we have achieved the Millennium Standard for Business in the Community's PerCent Club Index.

In addition, we encourage and support our employees to get involved in community activities. Their achievements are recognised through initiatives such as the Chairman's Community Awards. This year's winner, a company medical advisor at Cadbury Nigeria, has been leading a drug rehabilitation team for the past ten years, successfully treating around 300 drug addicts.

"A girl who can read and write is the light of the house" – *Cadbury India's project in support of the Indian "Year of Women Empowerment".*

ENVIRONMENT

We are committed to sound and responsible environmental management.

The success of our environmental management programme is measured against **detailed performance targets** in all parts of our operations – the procurement of raw materials, our manufacturing processes and facilities, and the distribution, sale and consumption of our products.

We regularly publish an Environment, Health and Safety report.

We aim to manage our **ETHICAL AND SOCIAL** performance with the **SAME PROFESSIONALISM AND PASSION** that we manage the rest of our business

This page is intentionally blank

28 Cadbury Schweppes Annual Report and Form 20-F 2001

2 Description of Business

Introduction	30
Group Strategy	30
Business Segments	30
Group Development	32
2002	32
2001	33
2000	33
1999	34
Competition	34
Trademarks and Brands	35
Employees	35
Learning and Development	35
Employee Involvement	35
Equal Employment Opportunities and Diversity	36
Disabled Persons	36
Pensions	36
Properties	36
Research and Development	37
Environment	37
Customers and Suppliers	38
Raw Materials	38
Ethical Trading and Human Rights	38
Government Regulations	38

Contents	Inside Front Cover
Glossary	159
Cross reference to Form 20-F	160
Index	162

Annual Report and Form 20-F 2001 Cadbury Schweppes 29

2 Description of Business

Introduction

Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) are principally engaged in the manufacture and distribution for sale of branded beverages and confectionery, and related foods, supplied through wholesale and retail outlets of the confectionery, licensed, catering and grocery trades in almost 200 countries throughout the world. The Group is focused on the beverages and confectionery businesses, two closely related consumer markets, and manages an extensive portfolio of brands. In 2001, the Group had net sales from continuing operations of £5,519 million and trading profit from continuing operations before restructuring costs, goodwill amortisation and exceptional items of £930 million.

Group Strategy

Cadbury Schweppes’ governing objective is growth in shareowner value. From 1997 to 2000 the progress of the Group in this respect was measured against three targets: to increase underlying earnings per share at constant exchange rates by at least 10% every year; to generate £150 million of free cash flow every year and to double the value of shareowners’ investment within four years. For 2001 to 2004 the earnings and total shareholder return targets remain the same while the free cash flow target has been doubled to £300 million. In pursuit of these goals, the Group’s strategy is based on: focusing on the core growth markets of confectionery and beverages; developing robust and sustainable regional positions built on a platform of strong brands; growing the business through innovation in products, packaging and route to market; and developing the portfolio through value-creating acquisitions and disposals.

The business process by which the strategy is being implemented is Managing for Value (“MFV”). Introduced into the Group in 1997, MFV is a total business approach to growing shareowner value. Value Based Management is the systematic process which has been put in place to identify the generators of economic profit for the Group and hone strategic focus. Fundamental change has taken place throughout the business through a programme to sharpen the management culture, develop an outstanding management team and introduce remuneration plans to align more closely the interests of management with those of shareowners.

Business Segments

The Group has six business regions which comprise North America Beverages, Europe Beverages, Europe Confectionery, Americas Confectionery, Asia Pacific and Africa, India and Middle East.

In confectionery, the Group has manufacturing facilities in 25 countries and markets a broad range of chocolates and sugar confectionery brands in over 170 countries in the form of bars, blocks, bagged products, rolls, boxed assortments, chocolate eggs and novelties. Products are sold through grocery, confectionery outlets, garage forecourts, convenience stores and kiosks. In its principal markets, products are sold through the Group’s own sales and distribution organisations.

The chocolate confectionery market has a seasonal bias towards the colder months and special gift occasions such as New Year, Mother’s Day, Easter, Hallowe’en and Christmas.

In beverages, the Group operates primarily as a licensor, selling concentrate and syrups to independently owned bottling and canning operations (certain of which are affiliated to competitors) to which it also provides marketing support and technical manufacturing oversight. The beverages operations have bottling and partnership operations in 10 countries and license their brands in a further 21 countries around the world.

30 Cadbury Schweppes Annual Report and Form 20-F 2001

The Group’s beverage products are sold to the consumer through many different outlets, ranging from grocery stores to garage forecourts and fountain equipment at leisure, food and entertainment venues.

Beverages sales are to some extent seasonal, with peaks in the summer months and at festive seasons such as Christmas.

The North America Beverages region comprises Dr Pepper/Seven Up (“DPSU”), Mott’s and Snapple Beverage Group.

The principal products of DPSU are carbonated soft drinks, with the key brands being Dr Pepper and 7 UP (which is owned in the US and Puerto Rico only). Other important brands include Schweppes, Canada Dry, A&W, Hawaiian Punch and Squirt. Licensed products include Sunkist, Crystal Light, Country Time and Welch’s.

DPSU operates as a licensor, selling concentrate to independently owned bottling and canning operations, including Dr Pepper/Seven Up Bottling Group (“DPSUBG”), in which the Group has a 40% shareholding. It provides marketing support and technical manufacturing oversight. The processes and operations of these independently owned bottlers and canners are monitored to ensure high product standards. DPSU enters into licensing agreements with local bottlers. In the normal course of business, changes to these agreements are made to reflect changing business conditions, including the addition or deletion of certain brands.

Mott’s produces Mott’s apple brands, Clamato juices, Hawaiian Punch and a variety of speciality products which are produced for the North American market and for export. Mott’s manufactures, bottles, markets and sells its products, although some sales are made through independent brokers. Products are sold in cans, glass bottles, plastic bottles and aseptic packages.

Snapple Beverage Group is a US premium beverage company whose brands include Snapple, Mistic, Stewart’s, Orangina and Yoo-Hoo. Snapple is the leading brand in the profitable and high growth premium ready-to-drink tea and juice sector of the New Age beverage market. In October 2001, the Snapple Beverage Group assumed responsibility for the sales and marketing of Orangina and Yoo-Hoo in the US.

DPSUBG is an independent bottling company operating in Texas, California and 17 other Western and Midwestern states.

Europe Beverages’ key markets are Spain, France and Mexico. In 2001, the Group’s operations in Europe were significantly strengthened through the acquisitions of Orangina in France and La Casera in Spain. Principal products are carbonated soft drinks, mineral waters and still drinks, including Schweppes, Orangina, Oasis, Gini, Pampryl, Peñafiel, Trinaranjus and La Casera. This region has bottling and partnership operations and licenses its brands in other countries.

The Europe Confectionery region includes all the Group’s interests in this market including Russia. The UK is the Group’s single largest confectionery market in Europe where it sells brands under the Cadbury, Trebor, Bassett’s, Fry’s, Maynards, Sharps, Barratt and Butterkist names. Products include Cadbury’s Dairy Milk, TimeOut, Picnic, Roses, Miniature Heroes, Cadbury’s Eclairs, Trebor Softmints, Bassett’s Liquorice Allsorts and Bassett’s Jelly Babies.

During 2001, the integration of Cadbury and Trebor Bassett into one business unit – Cadbury Trebor Bassett – was successfully completed.

Annual Report and Form 20-F 2001 Cadbury Schweppes 31

2 Description of Business

Business Segments continued

The Group’s key confectionery brands in Continental Europe include Poulain, Hollywood and La Pie Qui Chante in France, Cadbury and Wedel in Poland, Dulciora in Spain and Cadbury in Russia. Within Continental Europe, France is the biggest operating unit. The Group also operates in Germany, the Netherlands, Portugal and Spain.

In Americas Confectionery, the Group’s Cadbury, Peter Paul and York brands are sold under licence in the US. The Group operates its confectionery businesses in Canada, Argentina and Mexico. Key brands sold in the Americas include Cadbury, Fry’s, Bortz, Allan, Sharps, Stani, Beldent, Bazooka, Mantecol and Pascall.

The Asia Pacific region includes confectionery businesses in Australia, New Zealand, Malaysia, Indonesia and China and a beverage business in Australia, Schweppes Cottee’s. In confectionery, in addition to selling Cadbury branded products, the Group also sells products under the MacRobertson and Red Tulip brands in the Australian market, and under the Sportlife brand in the Chinese market. In the Australian beverages market the Group sells products under the Schweppes, Solo, Sunkist, Spring Valley and Wave brand names. Schweppes Cottee’s also has a licence to distribute certain of PepsiCo’s brands including Pepsi, 7 UP and Mountain Dew.

In the Africa, India and Middle East region, the Group’s main activity is focused on its confectionery businesses in India, Egypt and South Africa. In addition to Cadbury branded products, the Group also sells products under the Bim Bim brand in Egypt. In South Africa the Group also has a foods and beverages business – Bromor Foods.

Group Development

The Group has developed its business both through organic growth of existing brands and products and through acquisitions, investments and contractual arrangements with other parties which have strengthened its operations and its portfolio of brands.

During the past five years, the Group has spent a total of £2.6 billion on acquisitions and £864 million on capital expenditure. These activities have included a number of significant acquisitions and investments to expand existing brands in the Group’s historical markets as well as new markets such as Poland. The most significant investment was the acquisition of the Snapple Beverage Group in 2000 for US$1,450 million (£1,067 million). During this period, the Group has increased turnover from continuing operations to £5,519 million in 2001 from £4,071 million in 1997 and increased trading profit before major restructuring costs, goodwill amortisation and exceptional items to £930 million in 2001 from £599 million in 1997.

2002

In February, the Group announced that its open offer to acquire the outstanding 49% minority in Cadbury India Ltd had closed. At a price of 500 Rupees per share, the offer valued the minority at 8,749 million Rupees (£128 million). Approximately 14 million shares were tendered in the open offer, taking Cadbury Schweppes’ holding above 90% of the paid-up capital of Cadbury India Ltd. In accordance with the SEBI Takeover Code, Cadbury Schweppes will make another offer at the same price as the original offer within three months.

In February, the Group announced that it had agreed to purchase Squirt, the eighth largest carbonated soft drinks brand in Mexico, from Refremex AG for an undisclosed sum. The Squirt brand had concentrate sales of US$23 million (£16 million) in 2001.

In February, the Group announced that it had agreed to acquire a 51% equity interest in Kent, Turkey’s leading sugar confectionery manufacturer, together with a majority equity interest in its distribution arm, Birlik, for £67 million (US$95 million).

32 Cadbury Schweppes Annual Report and Form 20-F 2001

2001

In October, the Group completed the acquisition of Pernod Ricard’s soft drinks brands and businesses in Continental Europe, North America and Australia for €720 million (£445 million). The transaction included the Orangina, Pampryl, Champomy, Yoo-Hoo brands and associated businesses. Under a separate agreement, Pernod Ricard also has an option to sell its soft drinks business in all other countries to Cadbury Schweppes at a future date for a separate consideration, not expected to exceed €35 million (£22 million).

In September, the Group announced that it had completed the acquisition of the ReaLemon and ReaLime brands in North America for US$128 million (£88 million). The transaction includes a manufacturing facility in Waterloo, New York, inventory and the global rights to the trademarks.

In July, the Group acquired La Casera, Spain’s third largest soft drinks manufacturer for a consideration of €104 million (£65 million). The combination of La Casera with Schweppes Spain gives Cadbury Schweppes number two overall position in the Spanish carbonated soft drinks market, up from 6% to 15% market share.

In July, the Group completed the disposal of the Royal Crown (RC) Cola International business and RC Cola’s private label concentrate supply for US$98 million (£68 million).

In January, the Group completed the acquisition of the confectionery brand, Mantecol, in Argentina, for US$23 million (£16 million). The acquisition strengthens the portfolio of Cadbury Stani, Cadbury Schweppes’ existing business in Argentina, giving it three of the top ten selling Argentine confectionery brands by sales value.

In January, the Group completed the acquisition of the Spring Valley and Wave flavoured milk brands in Australia for AUD31 million (£11 million) in cash and assumed leasing liabilities with a value of AUD15 million (£6 million).

In January, the Group completed the acquisition of Slush Puppie Corporation for US$18 million (£12 million). Slush Puppie manufactures frozen, non-carbonated beverages.

2000

In December, the Group completed the acquisition of the minority interest in Cadbury Schweppes (South Africa) Ltd (“CSSA”) for ZAR1,581 million (£143 million). The Group now owns 100% of its confectionery and foods business in South Africa.

In November, the Group acquired Wuxi Leaf Confectionery Co. Ltd., a company which markets and manufactures sugar-free and low sugar chewing gum in China, primarily under the Sportlife and Poli brands. The value of the assets acquired was £2 million.

In October, the Group completed the acquisition of Snapple Beverage Group for an enterprise value of US$1,450 million (£1,067 million). A premium beverage company, Snapple Beverage Group’s brands include Snapple, Mistic and Stewart’s.

In October, the Group completed the acquisition of the Australian bottling operations of Lion Nathan.

In August, the Group completed the acquisition of the Hollywood chewing gum and candy business in France. The business comprises the Hollywood, Malabar and Tonigum chewing gum brands and Krema, Kiss Cool and La Vosgienne pocket and bagged candy brands, together with relevant manufacturing capability and distribution and gives the Group leadership in the overall French confectionery market.

Annual Report and Form 20-F 2001 Cadbury Schweppes 33

2 Description of Business

2000 continued

In August, the Group announced that DPSUBG, its US associate, had acquired the southern Texas bottler, Grant-Lydick Beverages Company, which manufacturers and distributes carbonated soft drinks in a number of southern cities in the US.

In July, the Group completed the acquisition of the Mauna La’i brand from Mauna La’i Tropicals, Ltd. The business was integrated with Mott’s.

1999

In December, the Group purchased the 25% minority stake in Cadbury Food Beijing giving it 100% ownership of the company.

In October, the Group and The Carlyle Group completed the acquisition of the Dr Pepper Bottling Company of Texas (“DPBCOT”) for US$691 million (£429 million). DPBCOT was combined with The American Bottling Company, to form the largest independent soft drinks bottler in the US, Dr Pepper/Seven Up Bottling Group (“DPSUBG”). The Group has a 40% interest in DPSUBG.

In July, the disposal of the Group’s beverage brands in 155 markets was completed for a cash consideration of US$705 million (£434 million). In September, the Group sold its carbonated beverage brands in New Zealand and its subsidiary, Cadbury Schweppes (South Africa) Ltd, sold its carbonated beverages brands in South Africa for US$248 million (£153 million).

In May, the acquisition of the Hawaiian Punch brand was completed for US$203 million (£129 million).

In April, the Group’s Dutch subsidiary, Cadbury Faam, completed the sale of its Dutch production facilities in Breda and Harlingen.

In February, the Group acquired Wedel, Poland’s leading chocolate confectionery brand, and related assets for US$77 million (£49 million).

Competition

The soft drinks and confectionery industries are highly competitive and the Group’s brands compete with many other multi-national, national and regional companies and private label suppliers in various markets. The Group competes actively in terms of quality, taste and price of its products and seeks to develop and enhance brand recognition through the introduction of new products, new packaging, extensive advertising and promotional programmes.

The soft drinks industry includes a number of brand owners which act as licensors of branded products. Through DPSU in the US, Europe Beverages, primarily based in Continental Europe, and Schweppes Cottee’s in Australia, the Group is the third largest carbonated soft drinks company world-wide by sales volume.

The Group believes that it ranks among the four largest confectionery companies in the world by sales value. The chocolate confectionery market is primarily a branded market. By contrast, the sugar confectionery market is significantly more fragmented, with a greater presence of local and regional brands and private label products.

34 Cadbury Schweppes Annual Report and Form 20-F 2001

Trademarks and Brands

The Group has registered trademarks throughout the world and is the owner of numerous licences, patents, designs and trade secrets, as well as substantial know-how and technology which relate to its products and the processes for their production, the packages used for its products and the design and operation of various processes and equipment used in its businesses.

An amount of £2,764 million has been included in the Group’s balance sheet at 30 December 2001 to reflect the cost of brands acquired since 1985. While the Group does not charge annual amortisation of this cost in its UK GAAP accounts, in the event of any diminution in value, an appropriate charge would be made against income.

Employees

The average number of employees of the Group analysed by region is summarised in Table 2 ·1.

Table 2 ·1
Number of Employees

	2001	2000	1999

North America Beverages	3,254	2,309	2,139
Europe Beverages	5,078	4,841	5,404
Europe Confectionery	12,242	12,399	12,839
Americas Confectionery	3,243	3,134	2,985
Asia Pacific	6,650	5,690	5,466
Africa, India and Middle East	7,295	7,493	8,166
Central and Other	727	594	426

Total	38,489	36,460	37,425

The average number of persons employed by the Group, in the Company and its subsidiaries in the UK, was 6,521 (2000: 6,812) and the aggregate gross remuneration including bonuses of such persons was £196 million (2000: £215 million).

Learning and Development

Learning and development in Cadbury Schweppes are focused on the delivery of strategy with a strong emphasis on business results and growth. The Group continues to invest in its programmes in support of the Managing for Value principles. All managers have completed financial skills training and in 2001 a programme was launched introducing Value Based Management principles. All employees have now attended local programmes aimed at sharpening organisational culture to focus and motivate people in the pursuit of shareowner value. All senior executives and most line managers have completed a programme aimed at building strategic capabilities and delivering profitable growth and the programme is now being cascaded to the Group’s broader managerial population. In 2001 the Group launched an ambitious initiative to establish a corporate academy to achieve and sustain world class standards of sales and marketing execution in support of its plans to grow top line value. Hand in hand with this commercial intervention is a leadership programme designed to unlock good growth through insight, innovation and great leadership, which every board of management will have attended by mid 2002. In support of the Group’s global initiatives, there are comprehensive local programmes in place to meet the learning and development needs of the business units and their employees.

Employee Involvement

The Group’s ability to achieve its commercial objectives and to meet the needs of its customers in a profitable and competitive manner depends on the contribution of employees throughout the Group. Employees are encouraged to develop their contribution to the business

Annual Report and Form 20-F 2001 Cadbury Schweppes 35

2 Description of Business

Employee Involvement continued

both in the context of their particular job roles and in other activities. In many areas ongoing programmes, focusing on quality and customer service, provide an opportunity for all employees to be involved in making improvements as does the Group’s global programme designed to sharpen organisational culture. Financial participation is further encouraged through a variety of share plans which provide employees with a direct stake in the growth and prosperity of the business. In addition, the Group communicates with its employees about its activities through a variety of channels.

The Group has created two European-wide employee involvement processes to develop appropriate procedures and approaches to the issue of European employee communications, building on existing local communications and consultative processes.

The Group, through its subsidiaries, has entered into numerous collective bargaining agreements and the Group’s management has no reason to believe that the Group would not be able to renegotiate any such agreements on satisfactory terms. The Group believes that its relations with its employees are generally good.

Equal Employment Opportunities and Diversity

Cadbury Schweppes values diversity and is committed to providing equal opportunities to individuals in all aspects of employment. The Group’s policies and procedures promote diversity and the focus is on creating a work environment that values differences and encourages employees to develop and reach their potential. These policies are applied at a local business unit level with sensitivity to the culture and societal factors in the countries in which the Group operates.

Disabled Persons

The Group employs a number of people who are disabled, not all of whom are formally registered disabled persons in UK terms. If any employee becomes disabled it is standard practice, in all but the most extreme circumstances, to offer an alternative job and provide retraining where necessary.

Pensions

Companies across the Group reflect local good practice in the provisions which they make for retirement. In the UK, half of the trustees administering the Company scheme are elected by the employee representatives on the Pensions Consultative Committee who are drawn from the UK businesses. The other trustees are appointed by the Company.

Further details on Group pension arrangements are provided in Note 18 to the Financial Statements.

Properties

As of 30 December 2001 the Group had a total of 97 manufacturing plants and bottling facilities, of which 10 were located in the UK, 20 in the Americas, 31 in Continental Europe, 20 in Australia and the Pacific Rim and 16 in other countries. Of these, 58 are engaged in the manufacture of confectionery products and 39 are engaged in the manufacture and bottling of beverage products. All the above facilities are owned by the Group, except for 3 in the Americas, 4 in Continental Europe, 6 in Australia and the Pacific Rim and 9 in other countries, which are leased.

All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. The Group has a continuing programme of improvements and replacements to property when considered appropriate, to meet the needs of the individual operations.

36 Cadbury Schweppes Annual Report and Form 20-F 2001

Table 2 ·2 details the material properties of the Group. All are manufacturing facilities and are owned by the Group except where indicated after the location:

Table 2 ·2
Material Properties

Area in thousands
square feet
(approximately)

Bournville, Birmingham, UK(partly leasehold)	1,766
Keynsham Road, Somerdale, Bristol, UK	999
Claremont, Tasmania 7011, Australia	617
Ringwood, Victoria 3134, Australia	610
Williamson, New York 14589, US	602
Coolock, Dublin 5, Ireland	488
Overland, St Louis County, Missouri, US	397
Chirk, Wrexham, UK	261
Emilio Donat, 50, Carcagente (Valencia), Spain	245
Marlbrook, Near Leominster, Herefordshire, UK	132
Rathmore, County Kerry, Ireland	107

Research and Development

The Group engages in research and development (“R&D”) activities relating to the introduction and improvement of products, packages and manufacturing processes.

The business is supported by high quality technical facilities for R&D led by Group establishments based at Reading, UK, and Trumbull, Connecticut, US. Reading Scientific Services Ltd provides research and analytical services to the Group and external customers. The Cadbury Schweppes Global Beverages Technology Center at Trumbull supports the Group’s beverages operations world-wide. In addition, a number of smaller R&D establishments around the world support the Group’s operations.

The Group’s R&D activities include the rigorous assessment of the safety of products and ingredients, and the development of improved tastes and textures that meet or exceed consumer expectations.

The Group spent £29 million in 2001, £25 million in 2000 and £26 million in 1999 on research and development.

Environment

The Cadbury Schweppes Environmental Programme occupies a key position in the Group’s business agenda. Environmental objectives were established in 1992 and, in 1993, the Board of Directors adopted a Corporate Environmental Policy which was revised and re-issued in 2000 to provide further emphasis on working with supply chain partners to improve collective environmental performance, to protect the ecosystems that provide the Group’s raw materials, and to minimise the impacts from transportation. The Group has also developed a Guide to Environmental Management to address the Group’s policies and key commitments and to provide a framework for implementing these throughout the Group.

The Group continues to invest in systems, processes and facilities so that performance is measured and continually improved against commitments in the key areas of air emissions; water, energy and materials conservation; wastewater treatment; solid waste and packaging management; and soil and groundwater protection. Environmental responsibility remains integral to the way the Group runs its business, and the strength of the programme is measured in the delivery of performance targets in the Group’s operations.

Annual Report and Form 20-F 2001 Cadbury Schweppes 37

Customers and Suppliers

No single customer or supplier accounts for more than 10% of either the Group’s net sales or purchases, respectively.

Raw Materials

One of the principal raw materials used by the Group in its soft drinks and confectionery products is sugar. The Group purchases most of its sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties, with only a relatively small proportion purchased at fluctuating volatile world prices. The Group has not experienced and does not anticipate difficulty in obtaining adequate supplies of sugar for its operations with sourcing available from numerous refiners. Another raw material used is aspartame, a sweetening agent used in diet soft drinks products. Aspartame is available from several sources.

The most significant raw material used in the production of the Group’s chocolate confectionery products is cocoa beans. These are imported from West Africa and the Far East. West Africa accounts for over 60% of world production. The Group attempts to minimise the effect of volatile cocoa bean price fluctuations by the forward purchasing of quantities of cocoa beans and cocoa butter in order to meet its planned future requirements.

Other raw materials purchased in substantial quantities by the Group for its confectionery business which may fluctuate in price include milk and various types of nuts and fruit. In the case of milk, alternative sources are available. While California and Turkey are the preferred sources for certain nuts and fruit, alternative supplies are available from South Africa, Australia and Italy.

Ethical Trading and Human Rights

As the Company grows its business in an increasingly global economy, it remains committed to meet appropriate international standards. In 2000 the Board approved the establishment of a Corporate and Social Responsibility Committee, see page 66.

The Chief Executive Officer’s Statement of Intent for Health and Safety now forms the basis of the Group’s safety management systems. Under the Group Risk and Safety Programme (GRASP), a self-audit process has been developed to assess each business unit and this is supported by a comprehensive set of guidelines to assist local managers.

Government Regulations

The production, distribution and sale of many of the Group’s products are subject to governmental regulation regarding the production, sale, safety, labelling and ingredients of such products in the various countries and governmental regions in which the Group operates. In addition, the manufacture of many of the Group’s products in various markets is subject to governmental regulation relating to the discharge of materials into the environment, and also to the reclamation and re-cycling of packaging waste. The packaging of the Group’s beverage products in certain markets is subject to governmental regulation encouraging returnable containers. At all times the Group is subject to the employment, health and safety legislation in those countries in which it has operations.

The Group’s operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. A number of countries in which these operations are conducted maintain controls on the repatriation of earnings and capital and restrict the means available to the Group for hedging potential currency fluctuation risks. However, the operations which are affected by such controls are not material to the Group as a whole, and such controls have not significantly affected the international operations of the Group. Certain of the regulatory authorities under whose purview the Group operates may have enforcement powers which could subject the Group to such actions as product recalls, seizure of products and other sanctions. However, the Group believes that it has taken and continues to take measures to comply with applicable laws and governmental regulations in the jurisdictions within which it operates so that the risk of such sanctions does not represent a material threat to the Group.

38 Cadbury Schweppes Annual Report and Form 20-F 2001

3 Operating and Financial Review

Performance Measurement	40
Operating Review	41
2001 Compared to 2000 – Overview	41
2001 Compared to 2000 –
Continuing Operations	43
2000 Compared to 1999 – Overview	47
2000 Compared to 1999 –
Continuing Operations	49
Financial Review	53
Accounting Policy Changes	53
Share of Operating Profit in Associates	53
Interest	53
Taxation	53
Minority Interests	53
Dividends	54
Capital Structure and Resources	54
Cash Flows	55
Euro	56
Treasury Risk Management	56

Contents	Inside Front Cover
Glossary	159
Cross reference to Form 20-F	160
Index	162

Annual Report and Form 20-F 2001 Cadbury Schweppes 39

3 Operating and Financial Review

Performance Measurement

The Group has defined three key medium term financial performance targets under the Managing for Value (“MFV”) agenda.

Two of these are measures of the internal results of the Group. Table 3 ·1 isolates the impact of disposal profits, major restructuring and goodwill amortisation on earnings per share (“EPS”). The result is a 16% increase in underlying EPS. Excluding the impact of exchange, underlying earnings per share growth was 14%. For the period 2001 to 2004 the Group has a target of at least 10% earnings growth.

Table 3 ·1
 Earnings per share

	2001	2000	%
	pence	pence	increase

Basic EPS	27.0	24.8	9
Adjust for:
Goodwill amortisation	2.3	0.6
Profit on sale of investments and subsidiaries, net of tax and minorities	(1.4)	(1.3)
Major restructuring costs, net of tax	2.1	1.7

Underlying EPS	30.0	25.8	16

Free cash flow was £397 million in 2001 and comfortably exceeded the performance target of £300 million (Table 3 ·2). Free cash flow is the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share purchases by the Employee Trust. Favourable cash flows resulted from continuing strong profits, and control of working capital, despite a significant increase in capital spend.

Table 3 ·2
Free Cash Flow

	2001	2000	1999
	£m	£m	£m

Cash flow from operating activities and associates	1,139	927	837
Net capital expenditure	(233)	(101)	(108)
Taxation, returns on investments and servicing of finance	(295)	(222)	(241)
Ordinary dividends	(214)	(203)	(196)

Free cash flow	397	401	292

To meet the shareowner value target, the average value of a shareowner’s investment in the Group in the year 2004 needs to be double its level in 2000, assuming the shares are held throughout that period and all dividends re-invested. This measure is known as Total Shareholder Return (“TSR”).

The Group’s increase in TSR in 2001 was 11% with the return partially reflecting a relatively depressed equities market, where the FT all share index fell 16% in the year.

The Group’s increase in TSR in 2000 was 2% with the return in part being depressed by a change in investor sentiment toward technology stocks. For the 1996 to 2000 MFV period, the Group’s TSR was 84%. For the 2001 to 2004 period, the Group has maintained the target of doubling TSR.

40 Cadbury Schweppes Annual Report and Form 20-F 2001

Operating Review

2001 Compared to 2000 – Overview An overview of the Group’s results is given in Table 3 ·3, which highlights the effects of acquisitions and disposals and exchange rates to show turnover and trading profit growth of 4% and 8% respectively from continuing operations. Overall volume was ahead of 2000 with a solid performance in North America Beverages and strong growth in Asia Pacific confectionery and several emerging markets. The Group maintained trading profit margins at 16.9% in line with 2000 levels, despite a change in product mix within the Group as a result of recent acquisitions.

Table 3 ·3
Analysis of Results

		Exchange	Acquisitions/	Organic
	2000	effects	disposals (a)	growth	2001
	£m	£m	£m	£m	£m

Turnover – Continuing Operations	4,575	74	698	172	5,519

Change %		+2	+15	+4	+21
Trading profit (b) North America Beverages	403	26	63	49	541
Europe Beverages	78	2	1	10	91
Europe Confectionery	200	1	7	4	212
Americas Confectionery	44	2	2	(4)	44
Asia Pacific	98	(6)	2	15	109
Africa, India and Middle East	28	(4)	3	6	33
Central and Other	(76)	(2)	–	(22)	(100)

Trading profit (b)	775	19	78	58	930

Change %		+2	+10	+8	+20
Goodwill amortisation	(13)	–	(33)	–	(46)
Restructuring costs	(49)	–	–	(4)	(53)

Group operating profit	713	19	45	54	831

(a)	Includes full year impact of prior year and current year acquisitions
(b)	From continuing operations and before major restructuring costs and goodwill amortisation

As in previous years, the Group’s reported results have been affected by changes in the exchange rates used to translate the results of overseas subsidiaries. In 2001 compared with 2000, the biggest impact on the Group’s results was the 6% improvement in the value of the US dollar. The euro also improved during the year (up 2%), however weakness in the Australian dollar (down 6%) and the South African rand (down 16%) adversely affected results. Overall, the impact of exchange rate movements on the Group was favourable and, as Table 3 ·3 illustrates, turnover and trading profit were £74 million and £19 million higher respectively, than would have been the case had the exchange rates prevailing during 2000 been applied.

General price inflation in countries where the Group has its most significant operations remained at a moderate level throughout the year and in general terms was within the 0% to 4% range. In certain developing markets the rate of inflation was higher than this range, but the impact was generally not significant to the Group results.

Acquisitions and Disposals

The Group continued to acquire businesses during 2001. The largest of these was the acquisition of Orangina Pampryl, the soft drinks brands and businesses of Pernod Ricard, which was completed in October 2001. The total cost of the acquisition was £445 million.

Annual Report and Form 20-F 2001 Cadbury Schweppes 41

3 Operating and Financial Review

Acquisitions and Disposals continued

The two other major acquisitions in the year were the acquisition of La Casera, a Spanish soft drinks manufacturer, for £65 million in July 2001, and the acquisition of the ReaLemon and ReaLime brands for £88 million in September 2001.

The Group also completed the acquisitions of Slush Puppie, Carteret (a US beverage operation), Spring Valley (a juice brand in Australia), Mantecol (an Argentinian confectionery brand) and Mother Earth (a New Zealand health food company).

The Group also purchased the outstanding 20% of Cadbury Egypt for £6 million.

Overall £586 million of intangible assets arose on acquisitions during the year.

The significant disposals during the year were RC Cola International, and its private-label concentrate business, acquired with Snapple Beverage Group, Schweppes Zimbabwe Ltd, the Group’s bottling business in Zimbabwe, beverage brands in Zimbabwe and Serbia, and food brand licences in Australia. The overall profit on disposals was £31 million.

Major Restructuring Costs

The 2001 results include £53 million in expenditure on major restructuring activities. The key elements of this expenditure include the merging of both the confectionery operations in the UK and Canada and the integration of the Spring Valley, Wave, La Casera, ReaLemon/ReaLime and Orangina acquisitions. The Group’s share of operating profit in associates also includes £5 million of major restructuring costs which mainly represents the Group’s share of one-off costs from Camelot Group plc.

Marketing and Capital Expenditure

Total marketing expenditure in 2001 was £1.1 billion (2000: £887 million); at constant exchange rates this is an increase of 18% over total marketing spend in 2000. Some of this increase was attributable to businesses acquired by the Group during the year, although marketing expenditure excluding acquisitions was 4% higher than last year. Marketing as a percentage of sales increased to 19.6% (2000: 19.4%), the fifth consecutive year of increase in this key indicator of marketing investment.

Capital expenditure in 2001 was £240 million, an increase of 90% over the level of expenditure in 2000. The Group continues to implement a major project to standardise business systems and processes, and this project was a significant contributor to the increased level of capital expenditure in 2001. The Group also incurred expenditure on increased production capacity and a number of projects aimed at improving efficiency in both the beverages and confectionery businesses. These projects were funded from internal resources.

42 Cadbury Schweppes Annual Report and Form 20-F 2001

Overview

Turnover in 2001 of £5,519 million was £944 million or 21% higher than last year. The net effect of exchange rate movements during the year was to increase reported turnover by £74 million or 2%. The biggest contributor to this movement was the strengthening in the US dollar against sterling. The full year impact of prior year and current year acquisitions, net of disposals, was £698 million.

Group trading profit in 2001, excluding major restructuring costs and goodwill amortisation, was up £155 million or 20%, to £930 million. The net impact of exchange rate movements was an increase of £19 million or 2%, while a full year of acquisitions, net of disposals, contributed £78 million, or 10% growth. On a like-for-like basis, the Group’s trading profit increased by £58 million or 8% against last year. The Group’s overall trading margin was 16.9%, which is unchanged from the trading margin reported in the year 2000 results.

North America Beverages

Sales in the region at £2,168 million were up £646 million or 42% on last year, largely reflecting a full year’s contribution from the Snapple business that was acquired by the Group in October 2000. Movements in exchange rates, particularly the strengthening of the US dollar during the year, accounted for a £102 million or 7% increase in reported sales.

Dr Pepper volumes in total were down slightly year-on-year, although Diet Dr Pepper continued its 11 year growth trend with volumes again up in 2001. The performance of Dr Pepper was most affected by difficulties in the Pepsi bottling system, where new product and packaging initiatives adversely affected bottler focus. However, volume trends improved in the second half of the year and were up in the fourth quarter of 2001. 7 UP had a challenging year and volumes were adversely impacted by the launch of a competitive product in the lemon/lime category. The Group’s flavour brands performed well, particularly Sunkist and A&W, with volumes up 11% and 6% respectively.

Annual Report and Form 20-F 2001 Cadbury Schweppes 43

3 Operating and Financial Review

North America Beverages continued

The Mott’s business had another very good year with like-for-like sales up 12% over 2000. The Clamato and Hawaiian Punch brands again saw strong volume growth in the year, benefiting from targeted marketing activity and successful promotional programmes with key retailers.

The Snapple business had a year focused on integration into the Group and volumes were slightly below expectations. While trends in the second half of the year showed improvement, the business was adversely affected by the events of September 11, with the New York City market representing a significant proportion of total company sales.

Trading profit for North America Beverages region at £541 million was up £138 million or 34%. The impact of exchange rate movements contributed £26 million of this increase, while a full year of contribution from acquisitions, net of disposals, added £63 million. On a like-for-like basis, trading profit for the region was up 12% in 2001.

Europe Beverages

Sales in Europe Beverages increased by 19% to £571 million, which was an increase of 15% excluding the impact of exchange rate movements, with the euro strengthening 2% against sterling during the year.

In France, branded volume increases were achieved through innovation and increased marketing support. The core brands of Schweppes and Oasis showed good growth, with volumes up 3% and 5% respectively versus last year.

In Spain, despite aggressive competitive activity, the TriNa brand achieved 5% volume growth and overall branded volumes for the business were up year-on-year. Further efficiency gains in this market also contributed to the double-digit profit growth reported by the business.

The acquisitions of Orangina in France and La Casera in Spain in the second half of 2001 have strengthened the Group’s position in each of these markets. Both acquisitions performed in line with expectations this year although the profit impact on the region was minimal.

Trading profit for the overall region at £91 million was £13 million or 17% up on last year, with exchange rate movements and acquisitions contributing 3% and 1% growth respectively.

Europe Confectionery

Sales in Europe Confectionery rose £105 million or 7% to £1,532 million. Movements in exchange rates contributed 1% growth while the full year impact of acquisitions, mainly Hollywood, accounted for £75 million of the increase.

Cadbury Trebor Bassett in the UK had a slow start to the year as the business focused on integration and trading profits were modestly lower year-on-year. However, seasonal sales were strong both at Easter and Christmas and performance strengthened throughout the year, with branded chocolate volumes 2% up in the final quarter. The integration of the previously separate Cadbury and Trebor Bassett sales forces was completed on time and in line with budget, and the business now has in place customised sales teams for the Grocery, Impulse and Food Service sectors.

In Ireland, sales were up, and volume performance outpaced the market resulting in market share growth.

In France, the Hollywood business launched three new sugar-free gum products that helped the company achieve an additional six market share points in the important Grocery sector.

44 Cadbury Schweppes Annual Report and Form 20-F 2001

The Group’s business in Russia broke even for the first time in the last quarter of 2001 and the business is now well placed for future growth.

In Poland, turnover and profit growth was achieved by re-focussing on the local brand Wedel, which showed volume growth of 13% against last year.

Trading profit in the Europe Confectionery region at £212 million was 6% up on last year. The net impact of exchange rate movements was minimal, while the contribution of acquisitions to the year-on-year increase was £7 million.

Americas Confectionery

Sales in the region at £312 million were 3% up on last year. However, excluding the impact of exchange rate movements and the full year effect of acquisitions, underlying sales were 2% lower than reported in 2000.

In North America, the Jaret sugar confectionery business in the US made good progress with sales up 5% at constant exchange rates. However, in Canada, the integration of the previously separate sugar and chocolate businesses caused considerable disruption. In addition, some capacity constraints limited the businesses’ ability to service the market. These factors combined to contribute to a 5% reduction in sales and significantly lower trading profit. Importantly, the integration of the businesses is now complete and the capacity constraints are being addressed.

The Group’s business in Argentina performed creditably in very difficult market circumstances. The acquired brand Mantecol generally performed in line with expectations. Devaluation of the local currency late in the year is likely to impact negatively on performance going forward.

Trading profit for the overall Americas Confectionery region in 2001 was in line with last year at £44 million. Excluding the impact of currency movements and the contribution of acquisitions, trading profit was actually down 9%.

Asia Pacific

Sales in the Asia Pacific region at £639 million were up 14% on last year. Excluding the effect of exchange rate changes and the full year impact of acquisitions, the base business delivered sales growth of 7%.

In Australia, confectionery volumes were up 6% in 2001, following on from the achievement of 4% volume growth in 2000. This growth has been achieved through investment behind core brands, increased availability and product innovation. The successful launches of Dream and Viking also contributed to the volume performance. The business continues to find efficiency gains and these were used to fund the increased marketing investment and generate improved margins.

In New Zealand, total volumes were up 1% in a highly competitive market place. Product launches during the year included Breakaway, Viking and Hazelnut Dream.

The Australian beverages business completed the integration of the Lion Nathan soft drink business with Schweppes Cottee’s during the year. The integration process caused a significant amount of disruption and this adversely affected sales. However, the integration is now complete and with a broader portfolio of brands and a more efficient and effective route to market, the business is well positioned going forward.

In the emerging Asian markets, the Group’s businesses continue to make good progress. The confectionery business in China reported volume growth of 6% and a strong improvement in trading profit versus last year. Trebor Wuxi, the chewing gum business acquired by the Group in November 2000, performed well in 2001 with volumes and profit ahead of expectations.

Annual Report and Form 20-F 2001 Cadbury Schweppes 45

3 Operating and Financial Review

Asia Pacific continued

Trading profit for the overall Asia Pacific region at £109 million was 11% up on last year. Excluding the adverse effects of currency movements and the impact of recent acquisitions, the results reported by the region were up 15% over year 2000.

Africa, India and Middle East

Sales for the region at £288 million were 6% up on last year, despite a 12% adverse movement due to devaluation of currencies in the region against the pound. The full year impact of acquisitions, net of disposals, contributed £12 million to sales growth in 2001.

Cadbury India had another very successful year, growing sales by 10% and trading profit by 21%. Increased marketing spend behind core brands and investment in increasing distribution and availability have continued to strengthen the Group’s business in India.

In South Africa, the Group’s confectionery business recorded share gains in what is now a growing market for the first time in several years. The Group’s food and beverage business, Bromor Foods, reported good volume and trading profit growth in 2001.

The Cadbury business in Egypt performed strongly after a difficult year in 2000. At constant exchange rates, sales were up 18% and trading profit was more than double the level reported last year.

For the overall region, trading profit at £33 million was 18% better than last year. Excluding the impact of exchange rate movements and the contribution from acquisitions, like-for-like trading profit was up 21%.

Central and Other

Central costs increased to a net £100 million in 2001 reflecting the significant investment the Group is making in a number of central initiatives. The largest of these initiatives is the move to standardise business processes and systems across the Group (Project PROBE), with the first business unit due to implement the new system in mid 2002. Other central initiatives include establishing a global procurement team to better leverage the Group’s purchasing power; increased resources behind merger and acquisition activity; a global commercial team and the development of global advertising material. All of this investment is targeted at either driving more efficiency out of the Group’s global business or supporting the Group’s growth plans for the future.

46 Cadbury Schweppes Annual Report and Form 20-F 2001

2000 Compared to 1999 – Overview

An overview of the Group’s results is given in Table 3 ·7, which highlights the effects of acquisitions and disposals and exchange rates to show turnover and trading profit growth of 3% and 7% respectively from continuing operations. Overall volume in 2000 was ahead of 1999, driven by strong volume growth in North America Beverages and Asia Pacific confectionery. The Group’s continued strategy to focus on products with higher economic profit also resulted in favourable price and sales mix and improved trading profit and margins.

Table 3 ·7
Analysis of Results

		Exchange	Acquisitions/	Organic
	1999	effects	disposals (a)	growth	2000
	£m	£m	£m	£m	£m

Turnover – Continuing Operations	4,234	39	176	126	4,575

Change %		+1	+4	+3	+8
Trading profit (b) North America Beverages	332	26	18	27	403
Europe Beverages	62	(2)	–	18	78
Europe Confectionery	198	(4)	3	3	200
Americas Confectionery	41	3	–	–	44
Asia Pacific	92	(4)	(1)	11	98
Africa, India and Middle East	29	(1)	–	–	28
Central and Other	(69)	1	–	(8)	(76)

Trading profit (b)	685	19	20	51	775

Change %		+3	+3	+7	+13
Discontinued operations	16	–	(16)	–	–
Goodwill amortisation	(3)	–	–	(10)	(13)
Major restructuring costs	(64)	–	–	15	(49)

Group operating profit	634	19	4	56	713

(a)	Includes the full year impact of the prior year and current year acquisitions
(b)	From continuing operations and before major restructuring costs and goodwill amortisation

As in previous years, the Group’s reported results were affected by changes in the exchange rates used to translate the results of overseas subsidiaries. In 2000 compared with 1999, the average value of the US dollar compared to sterling increased by 6%, however the euro and the Australian dollar weakened 8% and 4% respectively. As a consequence of this, as Table 3 ·7 illustrates, the reported sales and trading profit from the Group’s continuing operations were higher, by £39 million and £19 million respectively, than would have been the case had the exchange rates prevailing during 1999 been applied.

General price inflation in countries where the Group has its most significant operations remained at a moderate level and in general terms was within a range between 0% and 4%. However, during 2000 inflation was higher than this range in certain developing countries such as South Africa, India, Mexico, Indonesia (between 5% and 10%) and Russia (20%). The impact of this inflation was generally not significant to the Group results.

Acquisitions and Disposals

The Group made several acquisitions during 2000. The largest of these was the acquisition of Snapple Beverage Group for a total cost of £1.2 billion. This acquisition was completed in October. Included within the acquisition price was a deferred payment of £139 million, for the benefit of a US tax election that was made in 2001.

Annual Report and Form 20-F 2001 Cadbury Schweppes 47

3 Operating and Financial Review

Acquisitions and Disposals continued

Other significant acquisitions during 2000 included the Hollywood chewing gum and sugar confectionery business in France which was completed in August. The Australian bottling operations of Lion Nathan were acquired in October. In December, the Group purchased the minority interest shareholdings of Cadbury Schweppes (South Africa) Ltd. The Group now owns 100% of its South African businesses.

Other smaller acquisitions completed during 2000 included Mauna La’i, a US beverages brand and Wuxi Leaf, a Chinese chewing gum business.

Overall, £1.4 billion of intangible assets arose on acquisitions during 2000.

The most significant disposals during 2000 were Amalgamated Beverage Industries (“ABI”), the Group’s South African associated undertaking, and the Group’s beverages brands in Zambia. The Group’s share of ABI was held by Cadbury Schweppes (South Africa) Ltd (“CSSA”). These shares were distributed to CSSA’s shareholders by way of a dividend, prior to the Group buying out the minority interest shareholders of CSSA.

The overall profit on disposal for 2000 was £27 million.

Major Restructuring Costs

As Table 3 ·7 shows, the 2000 results included £49 million in expenditure on major restructuring activities. The key elements of this expenditure included the merging of UK confectionery operations, reorganisation of the Group management structure and the integration of the Snapple, Hollywood and Lion Nathan acquisitions. The Group’s share of operating profit in associates also included £1 million representing the Group’s share of restructuring cost from Dr Pepper/Seven Up Bottling Group (“DPSUBG”).

Marketing and Capital Expenditure

Marketing expenditure from continuing operations in 2000 was £887 million; at constant exchange rates this is a 9% increase over marketing expenditure for continuing operations in 1999 and represented a marketing to sales ratio of 19.4% (1999: 18.1%). Marketing expenditure as a percentage of sales rose from 16.1% in 1996 to 19.4% in 2000. This increase was due in part to the increased sales and profit contribution from franchised beverages operations but was also due to increased real investment in the Group’s beverage and confectionery brands.

In 2000, capital expenditure was £124 million and included capital projects to facilitate the integration of UK confectionery operations and on-going development of the Group’s business process systems. In addition, various projects were undertaken around the Group to improve efficiency in confectionery manufacturing. These projects were largely funded from internal sources.

48 Cadbury Schweppes Annual Report and Form 20-F 2001

2000 sales of £4,575 million were £341 million or 8% higher than 1999. Sterling remained strong against the euro, the Australian dollar and African currencies but weakened against the US dollar, with the average exchange rate increasing by 6%. Favourable exchange movements increased sales by £39 million. At constant exchange rates sales grew by £302 million or 7%. Acquisitions contributed £176 million, including Snapple, Hollywood, Hawaiian Punch, Mauna La’i and the Lion Nathan acquisition.

Trading profit in 2000 increased by £90 million, of which £19 million was from exchange and £20 million from acquisitions. On a like-for-like basis, trading profit increased by £51 million, or 7%. Trading margin increased to 16.9% from 16.2% in 1999.

North America Beverages

During 2000 sales in the Americas region increased by £258 million or 20% to £1,522 million. Excluding the impact of exchange rates and the Snapple acquisition, sales rose by £90 million or 7%.

Dr Pepper/Seven Up (“DPSU”) gained three tenths of a point of market share, growing to 17.0%. Dr Pepper brand continued to outperform the market in all channels with a market share of 7.0%, a gain of 0.2 share points. DPSU grew volumes by 1%. 7 UP benefited from a new marketing campaign launched at the beginning of 2000, although volumes in the fourth quarter were adversely impacted by aggressive competitor pricing and marketing activity. The flavour brands showed 1.3% growth and a 0.1 share point gain, driven by Sunkist and Country Time – growth of 13% and 8% respectively. Fountain volumes grew 1%, the result of new availability gains in the fast food sector but offset by softening in this sector.

Sales growth in 2000 in Mott’s was primarily driven by post acquisition volume growth in Hawaiian Punch. Clamato increased share by 0.3 points with growth of 5%.

Annual Report and Form 20-F 2001 Cadbury Schweppes 49

3 Operating and Financial Review

North America Beverages continued

Trading profit for the Americas region increased by £71 million to £403 million. Currency movements led to £26 million of this improvement. Excluding the impact of currency movements and acquisitions, trading profit increased by £27 million or 8%.

Europe Beverages

During 2000 sales in Europe Beverages increased by £24 million, or 5% at constant exchange rates.

In France branded volume increases were driven by new product launches, including successful extensions of the Schweppes product range and a new Oasis Tea flavour. Schweppes Agrum continued to grow volumes following its launch in 1999. Profitability was supported by further efficiency improvements at the joint venture in France.

Spain benefited from a major restructuring programme and a focus on higher margin channels producing a more profitable and streamlined business.

Following 1999 uncertainties surrounding the proposed sale of brands, Mexico performed extremely well, driven by pricing and restructuring gains.

Trading margin increased to 16.2% from 13.2% reflecting the positive influence of Value Based Management (“VBM”) initiatives implemented in the region. Trading profit was up £16 million, to £78 million, which included an adverse currency impact of £2 million.

Europe Confectionery

Sales in Europe Confectionery rose by £26 million or 2% to £1,427 million. Exchange rate movements had an adverse impact on sales of £32 million or 2%. Excluding the adverse effect of exchange rate movements, Europe sales grew by £58 million, of which £46 million was from acquisitions and £12 million represented the sales increase in the other businesses.

Sales in Great Britain and Ireland decreased by 1% to £1,026 million. Sales during 2000 at constant exchange were almost in line with 1999. Trading profit at £193 million during 2000 was in line with that achieved in 1999; at constant exchange rates, however, it grew 1%.

In the UK, the key strategic initiative in 2000 was the integration of Cadbury and Trebor Bassett into a new market leading confectionery force, Cadbury Trebor Bassett (“CTB”). This is expected to generate considerable commercial advantage through the optimisation of the combined offer, sales force, marketing investment and cost reductions.

CTB’s financial performance reflects the combination of reorganisation, competition from imports and higher levels of trade investment. A number of new products were launched in 2000 – Wispa Bite, Miniature Heroes XXL and Snowflake in the chocolate segment and Moo Chews and Mighty Mints in the sugar segment. CTB gained market share in the chocolate market, but lost share in the sugar market.

In Ireland, trading profit in 2000 grew over 1999 driven by increased volumes in branded chocolate and sugar segments.

French confectionery excluding Hollywood grew branded volumes 3%. La Pie Qui Chante performed well, with volume growth driven by the continued success of recent product launches such as Pimousse Jellies.

In August 2000, the Hollywood chewing gum and sugar confectionery business was acquired. This acquisition took Cadbury Schweppes to a number one market share position in France, the seventh largest confectionery market.

50 Cadbury Schweppes Annual Report and Form 20-F 2001

Cadbury Russia performed well with volumes up 21% driven by new product extensions of the popular Wispa brand. Restructuring saw the head office move from Moscow to Chudovo, where the factory is located, resulting in significant indirect cost savings. Trading losses for 2000 were £9 million.

Implementation of a new business model saw Cadbury Wedel grow market share with the Wedel brand and develop an improved route to market for its products.

Trading profit in Europe Confectionery increased by £2 million to £200 million. Exchange rate movements had an adverse impact on the trading profit of £4 million. The acquisition of Hollywood and Wedel contributed £3 million to the region’s trading profit, while profit in the other businesses increased by £3 million.

Americas Confectionery

Sales in the Americas in 2000 increased by £18 million or 6% to £304 million with favourable currency movements accounting for this increase.

Cadbury Chocolate Canada’s market share in the chocolate market continued to reflect a healthy trend as it gained value share in this growing market. This result was driven by growth in the Dairy Milk range and Easter sales.

At Trebor Allan, although branded volumes were flat during 2000 driven by the continued decline of the high margin bulk and count goods, strong performances were posted by most core brands – Maynards, Fuzzy Peach, Cherry Blasters and Sour Patch Kids.

Despite the economic downturn and tough market conditions in Argentina and other parts of South America, Cadbury Stani performed well.

Trading profit for the region of £44 million was 7% higher than that achieved in 1999. At constant exchange rates, however, the trading profit result was in line with 1999.

Asia Pacific

Sales in the Asia Pacific region were £26 million or 5% ahead of 1999, after allowing for the negative impact of currency movements amounting to £18 million. At constant exchange rates, sales growth was 8%.

In Cadbury Australia volumes increased by 4%, driven by the continued growth of core brands, including Dairy Milk and Cherry Ripe, and boosted by strong performance from Breakaway launched in 1999. Focus on availability in Impulse and presence marketing surrounding the 2000 Olympic Games sponsorship also contributed to the strong growth.

Sales in New Zealand rose 3% largely due to improved mix and the successful launch of Cadbury Dream, a premium white chocolate offering for adults.

In 2000, Cadbury Beijing achieved its first profit, ahead of schedule – largely attributable to outstanding volume growth achieved, particularly by Choclairs and Ling Long. Wuxi Leaf was acquired in the second half, giving the Group a leading chewing gum brand in China – Sportlife.

Sales growth of 13% for Schweppes Cottee’s at constant exchange rates was driven by the Lion Nathan acquisition in the final quarter and by good performances from its Cool Ridge bottled water and Sunkist brands. The business also entered the high-growth energy drinks market with the launch of Black Stallion.

In 2000 trading profit in the Asia Pacific region was 6% or £6 million up on 1999. At constant rates, trading profit was 11% or £10 million ahead of 1999.

Annual Report and Form 20-F 2001 Cadbury Schweppes 51

3 Operating and Financial Review

Africa, India and Middle East

In 2000 sales in this region of £272 million were £1 million above 1999. However, at constant exchange rates, sales reported a growth of £11 million or 4%.

Cadbury India had a very successful 2000 with sales growing 12% and profits up 21%. This was achieved through category expansion activities, the drive to increase availability throughout the country and the introduction of several new innovative products.

The adverse socio-economic problems in South Africa and the consequent decline in disposable incomes adversely impacted the sugar market, leading to the decline in Cadbury South Africa’s branded volumes. Bromor Foods had a mixed performance with volumes declining in the concentrates segment but market share gains were achieved in the ready to drink segment.

In 2000 trading profit for this region of £28 million was £1 million below 1999, entirely due to exchange losses.

52 Cadbury Schweppes Annual Report and Form 20-F 2001

Financial Review

Accounting Policy Changes The following Financial Reporting Standards have been adopted in these financial statements:

The transitional disclosure requirements of Financial Reporting Standard (“FRS”) 17 “Retirement Benefits” have been adopted in the year, but these have no effect on the primary financial statements. All the requirements of the FRS must be adopted in full for accounting periods ended on or after 22 June 2003. The impact that full adoption will have on the financial statements is not known.

FRS 18 “Accounting Policies” has been adopted in full during the year. This has not led to a restatement of prior year results.

FRS 19 “Deferred Tax” has been adopted in full during the year. The adoption of FRS 19 has resulted in a restatement of prior year results due to the impact of recognising increased levels of deferred tax assets and liabilities. Further details regarding the change in accounting policy resulting from the adoption of FRS 19 are set out in Note 17 to the Financial Statements.

Share of Operating Profit in Associates

In 2001 the share of operating profit in associates decreased by £8 million to £57 million. This was the result of further strong performance from DPSUBG, the Group’s USbottling associate, being offset by the loss of revenue from the disposal of Amalgamated Beverage Industries Ltd at the end of 2000, and declining results from Camelot Group plc. In 2000 the share of operating profit in associates increased by £31 million primarily as a result of improved performance from DPSUBG.

Interest

In 2001 the net interest charge arising in Group companies increased by £58 million to £83 million, principally as a result of the interest charges on the Group’s significant acquisition programme in the second half of 2000 and in 2001. The Group’s share of associate interest fell £1 million from 2000 to £23 million. Overall interest cover in 2001 fell to 8 times.

In 2000, the £21 million reduction in the net interest charge to £25 million reflected strong free cash flow and the full year impact of the beverages brands disposal undertaken in 1999. Interest cover in 2000 was 16 times.

Taxation

The Group’s effective tax rate (excluding tax on sales of subsidiaries and investments) decreased to 30.6% from 30.7% in 2000. £1 million tax was payable on the disposal gains in 2001.

The 2000 effective tax rate increased from 29.8% in 1999. The increase reflected a higher level of non-deductible goodwill amortisation and a shift in the geographical mix of profit towards higher-tax countries. Tax relief on restructuring costs was taken at 30% in 2000 compared with 18% in 1999. No tax was payable on the disposal gains in 2000.

Minority Interests

Profit attributable to equity and non-equity minority interests in 2001 of £30 million was £6 million lower than 2000. This reduction is a result of the on-going process of buying out minorities, which has continued in 2001 with Cadbury Egypt, which was bought in July.

In 2000, minority interests of £36 million were £65 million lower than 1999. This was due to a reduction in minority interests resulting from the acquisition of minorities during 2000, but was increased by the distortion caused by the minorities’ 45% share of the profit on the disposal of the beverages brands in South Africa (£66 million) in 1999.

Annual Report and Form 20-F 2001 Cadbury Schweppes 53

3 Operating and Financial Review

Dividends

The total dividend for 2001 of 11 pence per share is 5% higher than in 2000 and represents underlying dividend cover of 2.7 times. Further dividend information for shareholders is given in Shareholder Information on pages 142 and 143.

Capital Structure and Resources

The Group’s market capitalisation decreased by nearly £0.3 billion, from the closing share price at 31 December 2000, during 2001 to £9.1 billion, due to an 18 pence net decrease in the share price during the year to 445 pence at 30 December 2001. Net borrowings of the Group at year end of £1,637 million represented 18% of total market capitalisation. Net borrowings rose substantially during the year, from £1,229 million at the end of 2000, and the increased proportion of debt in the capital structure, together with lower interest rates, reduced the Group’s weighted average cost of capital.

The Group intends to manage its capital structure proactively to maximise shareholder value whilst maintaining flexibility to take advantage of opportunities which arise to grow its business. One element of the Group’s strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Company has sought, and been given, shareholder approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting in May 2002. Additionally, many of the obligations under the Group’s share plans described in Note 30 to the Financial Statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the “Employee Trust”) rather than by newly issued shares. The Employee Trust purchased 18 million shares during 2000 and 23 million during 2001 and held 53 million shares at the end of 2001, representing approximately 2.6% of the Company’s issued share capital.

At the end of 2001, the total of short-term and long-term debt was £2,094 million compared with £1,737 million at the end of 2000. Cash and liquid resources reduced to £457 million at the end of 2001 compared to £508 million at the end of 2000. The Group’s borrowings net of cash and short-term investments increased to £1,637 million at the end of 2001, from £1,229 million at the end of 2000. 67% of the gross debt of the Group at the end of 2001 was due after one year, but all debt due within one year was supported by undrawn committed facilities maturing after more than one year. Gearing, defined as borrowings net of cash and short-term investments, expressed as a percentage of shareholders’ funds plus equity minority interests, increased to 56% at the end of 2001 from 48% at the end of 2000 (restated).

 At the end of 2001, 56% of the Group’s net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in the Group’s seasonal borrowing cycle. Further information on the Group’s use of derivative financial instruments is given below. Interest cover was 8.4 times in 2001 compared with 16 times in 2000.

Capital expenditure in 2002 is expected to be slightly higher than in 2001. At 30 December 2001 the Group had capital commitments of £17 million, principally in respect of replacement and expansion of manufacturing facilities in North America and Asia Pacific. It is anticipated that these commitments will be financed out of the Group’s operational cash flow.

54 Cadbury Schweppes Annual Report and Form 20-F 2001

At 30 December 2001 the Group had undrawn committed borrowing facilities of £1,126 million. £1,031 million of this is made up of bilateral revolving credit facilities committed by the Group’s key relationship banks. These mature in 2004. In view of its committed facilities, liquid resources and cash flow from operations, the Group believes that there are sufficient funds available to meet its anticipated cash flow requirements in 2002.

While there are exchange control restrictions which affect the ability of certain of the Group’s subsidiaries to transfer funds to the Group, the operations affected by such restrictions are not material to the Group as a whole and the Group does not believe such restrictions have had or will have any material adverse impact on the Group as a whole or the ability of the Group to meet its cash flow requirements.

Cash Flows

Net cash flow from operating activities as shown in the Cash Flow Statement on page 93 was £1,101 million in 2001 compared with £908 million in 2000 and £824 million in 1999. Note 26 to the Financial Statements contains further detail. These cash flows include a net working capital decrease of £88 million in 2001, a decrease of £37 million in 2000 and a decrease of £6 million in 1999. Operating cash inflows from discontinued operations included in the total were £43 million in 1999.

Cash purchases of fixed assets were £239 million in 2001, compared with £126 million in 2000 and £128 million in 1999. A substantial element of the increase in 2001 related to Project PROBE (£62 million), the Group’s project to standardise business processes and systems. The balance was primarily the replacement or expansion of manufacturing capacity in North America and Asia Pacific. Financial investments represent £86 million of share purchases by the Employee Trust in 2001, £65 million in 2000 and £88 million in 1999.

The cash outflow in 2001 on acquisitions was £798 million. This included the acquisition of Orangina Pampryl, a division of Pernod Ricard, ReaLemon/ReaLime and La Casera as well as a payment of US$200 million (£139 million) to the vendor of Snapple for the benefit of a US tax election. This election is expected to generate annual cash tax savings over fifteen years with an estimated present value of US$250 million (£172 million). These acquisitions were funded by a combination of commercial paper and medium-term note issuance as described below. Disposal proceeds of £84 million arose principally from the sale of the international brands of RC Cola and of the Group’s beverage business in Zimbabwe.

The cash outflow on acquisitions in 2000 was £1,078 million. This included the acquisitions of Snapple, Hollywood, Mauna La’i and the Lion Nathan bottling operations as well as the minority interest buyout in South Africa. These were financed principally from new issues of commercial paper. Disposal proceeds of £39 million arose primarily from the sale of the Group’s interest in Amalgamated Beverage Industries Ltd (see Note 2 to the Financial Statements).

The cash outflow on acquisitions in 1999 was £350 million and included the acquisition of the Wedel confectionery business in Poland, minority interests in Trebor Allan, Jaret and Piasten, and DPBCOT and the Hawaiian Punch beverage brand in the US. Disposal proceeds of £563 million were mainly the result of the sale of beverages brands during 1999.

Net cash flows before the use of liquid resources and financing were an outflow of £403 million in 2001 and £703 million in 2000 and an inflow of £417 million in 1999. Excluding Employee Trust share purchases, acquisitions and disposals and acquisition related restructuring costs, free cash flow was £397 million in 2001, £401 million in 2000 and £292 million in 1999.

Annual Report and Form 20-F 2001 Cadbury Schweppes 55

Cash Flows continued

The net cash inflow from the use of liquid resources and financing during 2001 was £403 million. The most significant part of this was the issue of new Medium Term Notes to the value of £1,070 million with a weighted average life to maturity of 4 years, extending the repayment profile of the Group’s debt. The issue of these Medium Term Notes was used primarily to repay commercial paper which had been issued to fund acquisitions in the short-term.

Details of the resulting currency and interest rate profile of the Group’s borrowings are disclosed in Notes 19 and 20 to the Financial Statements.

The net cash inflow from the use of liquid resources and financing during 2000 was £685 million. The most significant part of this was increased commercial paper borrowings used principally to fund the acquisition of Snapple and also the redemption of a £150 million 8% Eurobond. During 2000 the Group issued a US$300 million 7.75% Eurobond, maturing in 2005, and swapped the proceeds to sterling.

The net cash outflow from the use of liquid resources and financing during 1999 was £351 million. This included the redemption of a US$300 million 6% Eurobond and the repurchase of £79 million of ordinary shares, both from available resources.

Net cash decreased during 2001 by £1 million, by £18 million in 2000 and increased by £66 million during 1999. The Group invests its cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.

Euro

On 1 January 1999, 11 of the 15 countries of the European Union (EU) introduced the euro as their common currency. The Group operates through subsidiaries in 7 of the 12 participating countries in the euro-zone (with Greece having joined the euro-zone in January 2001) and has distribution arrangements for its products in the remaining five countries.

For some time, a project team has been in existence to ensure that the Group’s European businesses were well prepared. The Group has introduced an integrated enterprise computer system and because of this was well positioned to convert ledgers to euro and to trade in the euro with those euro-zone customers who expressed a preference for it before it became legally necessary.

The introduction of notes and coins on 1 January 2002 has not materially affected sales patterns or disrupted business.

Cadbury Schweppes’ beverages business may be potentially affected by increased price transparency across the euro-zone. The Group’s beverages management team has taken action to minimise any potential adverse impact.

The Group does not anticipate changing its reporting currency or the denomination of its share capital to the euro unless the UK decides to join the euro-zone. It will continue to monitor the UK government’s stance on entering the Economic and Monetary Union and will adapt practices and policies accordingly.

Treasury Risk Management

The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mis-matches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit.

56 Cadbury Schweppes Annual Report and Form 20-F 2001

All financial instruments hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur.

Liquidity Risk

The Group seeks to achieve a balance between certainty of funding even at difficult times for the markets or the Group and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.

Interest Rate Risk

The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of net debt permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over 5 years. Percentages refer to the annual average level of net debt and preferred securities: 56% was at fixed rates of interest at year end, but the year end level is typically £150 million to £200 million lower than the annual average. Assuming no changes to the borrowings or hedges, it is estimated that a rise of 1 percentage point in interest rates in all currencies in which the Group has borrowings would have affected 2001 profit before tax by less than 1%.

Currency Risk

The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary. If the exchange rates prevailing at year end had applied throughout 2001, underlying earnings per share would have decreased by 2%.

The Group seeks to relate the structure of borrowings to the trading cash flows that service them and the Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the ratio for any currency bloc may not fall below two times in any calendar year.

This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps. The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three month’s cover. The Group makes use of the spot and forward foreign exchange markets to hedge its exposures.

Table 3 ·10 presents the changes in fair value of the Group’s financial instruments to hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values.

The change in fair values for interest rate movements assumes an instantaneous 1% (100 basis points) decrease in interest rates of all currencies, from their levels at 30 December 2001, with all other variables remaining constant. The change in fair values for exchange rate movements assumes an instantaneous 10% weakening in sterling against all other (continued on next page)

Annual Report and Form 20-F 2001 Cadbury Schweppes 57

3 Operating and Financial Review

Currency Risk continued

currencies, from their levels at 30 December 2001, with all other variables remaining constant. Further information on fair values is set out in Note 20(e) to the Financial Statements.

The sensitivity analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which the Group operates could cause losses to exceed the amounts projected.

Table 3 ·10

		Fair value changes arising from

			10% weakening
		1% decrease in	in £ against
		interest rates	other currencies
		favourable/	favourable/
	Fair value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash at bank and in hand	134	–	9
Liquid resources	324	–	11
Debt	(2,096)	(29)	(156)
Currency and interest rate swaps	29	11	(2)
Interest rate swaps	(28)	(6)	(3)
Currency exchange contracts	4	–	12
Quarterly Income Preferred Securities	(283)	(3)	(28)

Commodity Risk

In respect of commodities the Group enters into forward purchase contracts for cocoa and other commodities in order to provide a stable cost base for marketing finished products. A significant proportion of these forward contracts are held in the form of cocoa futures, which subsequently can be converted into physical supply contracts with commercial suppliers. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.

The sensitivity analysis in Table 3 ·11 reflects the market risk to the Group of an adverse price movement of 10%, based on the net commodity position of the Group at four dates equally spaced during the year. Net commodity positions consist of the excess of futures contracts held over unpriced forward contracts for the same commodities, principally cocoa. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. A loss is defined, for the purpose of defining market risk, as the potential decrease in fair value or the opportunity cost resulting from a 10% adverse price movement. The fair values of net commodity positions were based on official settlement prices on the LIFFE (London International Financial Futures and Options Exchange) and CSCE (Coffee, Sugar and Cocoa Exchange, Inc.) on the relevant dates.

Table 3 ·11

	Current Value	Market Risk
	£m	£m

Highest long position	29	3
Lowest long position	15	2
Average long position	21	2

Credit Risk

The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

58 Cadbury Schweppes Annual Report and Form 20-F 2001

4 Report of the Directors

Board of Directors and Group Secretary	60
Business and Activities	62
Principal Activities	62
Business Review	62
Acquisitions, Disposals and Changes in Investments	62
Post Balance Sheet Events	62
Turnover and Profit	62
Dividends	62
Research and Development	62
Legal Proceedings	62
Share Capital	63
Changes in Share Capital	63
Share and Other Interests	63
Other Disclosures	63
Employees	63
Charitable Contributions	63
Community Involvement	63
Environment	63
Policy on Payment to Suppliers	63
Corporate Governance	64
Part A: Directors	64
Part B: Directors’ Remuneration	67
Part C: Relations with Shareholders	67
Part D: Accountability and Audit	68
Statement of Compliance with the Code of Best Practice	69
Report on Directors’ Remuneration	69

Contents	Inside Front Cover
Glossary	159
Cross reference to Form 20-F	160
Index	162

Annual Report and Form 20-F 2001 Cadbury Schweppes 59

4 Report of the Directors

Board of Directors and Group Secretary

1 **D C Bonham**
Chairman
Appointed a Director in March 2000 and Chairman in May 2000. He is also Chairman of Imperial Tobacco Group PLC, Marconi plc and Fieldens plc. He is also a non-executive Director of TXU Corporation. He joined Hanson plc in 1971, becoming Chief Executive in 1992 and Deputy Chairman in 1993, resigning in 1997. Between 1995 and 1999 he also served as Executive Chairman of the Energy Group plc, Deputy Chairman of Newsquest plc and as a non-executive Director of U.S. Industries Inc. Age 58.

2 **J M Sunderland**
Chief Executive Officer
Appointed as Chief Executive Officer in the Group management re-organisation of March 2000, having served as Group Chief Executive since September 1996. Appointed a Director in May 1993. He joined Cadbury Schweppes in 1968. After holding various directorships in Ireland, South Africa and the UK, he was a founding Director in 1987 of Coca-Cola & Schweppes Beverages Ltd. In 1989 he was appointed as Managing Director of the UK Sugar Confectionery Division, subsequently the Trebor Bassett Group. Prior to his appointment as Group Chief Executive he was, from 1993 to 1996, Managing Director, Confectionery Stream. He is also a non-executive Director of the Rank Group Plc and a trustee of Industry in Education. Age 56.

3 **Dr F B Humer**
Until 17 January 2002 Non-Executive Deputy Chairman
Appointed a Director in June 1994 and Deputy Chairman in February 2000, he resigned from the Board on 17 January 2002. He is Chairman and Chief Executive Officer of F Hoffmann-La Roche Ltd as well as Chairman of the Executive Committee. He is also a Director of Genentech, Inc. Previously he held senior positions within the Glaxo Group from 1981 to 1989 when he was appointed as a Director of Glaxo Holdings plc. He was Chief Operations Director of Glaxo Holdings plc from 1993 to 1994. Age 55.

4 **J F Brock**
Chief Operating Officer
Appointed as Chief Operating Officer in March 2000 having served as a Director since January 1996 and previously as Managing Director, Beverages Stream from February 1996. He joined Cadbury Beverages North America in 1983 after 11 years with Procter & Gamble Co. He held a number of senior positions in the Beverages Stream culminating in his appointment as Managing Director, Beverages Stream in February 1996. In the Group management re-organisation of March 2000 he was appointed Chief Operating Officer. He is also a non-executive Director of Reed Elsevier plc and Reed International PLC. Age 53.

5 **D J Kappler**
Chief Financial Officer
Appointed as Chief Financial Officer in the Group management re-organisation of March 2000, having served as Group Finance Director since January 1995. He worked for Cadbury Ltd and the Group's Health and Hygiene Division from 1965 to 1984 and rejoined the Company in 1989, following the acquisition of the Trebor Group of which he was Finance Director. Prior to his appointment as Group Finance Director, he was Director of Corporate Finance after holding various appointments in the Confectionery Stream. He is also a non-executive Director of Camelot Group plc. Age 54.

1

2

6

8

10

11

6 **R J Stack**
Chief Human Resources Officer
Appointed as Chief Human Resources Officer in the Group management re-organisation of March 2000, when corporate external affairs were added to his responsibilities, having served as Group Human Resources Director since May 1996. He joined Cadbury Beverages in the US in 1990 as Vice President, Human Resources for the world-wide Beverages Stream, following appointments with Bristol-Myers and the American Can Company. In 1992 he moved to the UK as Group Director, Strategic Human Resources Management, retaining his Vice-Presidency in the Beverages Stream and leading executive development for the Company. Age 51.

4 Report of the Directors

The Directors of Cadbury Schweppes plc present their Report together with the audited Financial Statements for the 52 weeks ended 30 December 2001 (the “year”).
Business and Activities Principal Activities
The description of Principal Activities is given in the Description of Business on page 30.
The operating companies principally affecting the profit or assets of the Group in the year are listed in Note 29 to the Financial Statements.
Business Review

The Chairman’s Statement, the Chief Executive Officer’s Review, the Chief Operating Officer’s Review and the Operating and Financial Review on pages 10 and 11, 14 to 19, 22 to 25 and 40 to 58 inclusive, report on the Group’s development during the year, its position at the year end and the Group’s likely future development.

Acquisitions, Disposals and Changes in Investments
Acquisitions, disposals and changes in investments are detailed in the Operating and Financial Review on pages 41 and 42. Post Balance Sheet Events
Details of the three acquisitions made by the Group since 30 December 2001 are given in the Description of Business on page 32 under the “2002” heading.
Turnover and Profit

Turnover amounted to £5,519 million (2000: £4,575 million). Profit on ordinary activities before taxation amounted to £813 million (2000: £756 million).
Dividends
Ordinary dividends paid and recommended amount to £222 million (2000: £209 million). Details are given in the Operating and Financial Review on page 54 and in Shareholder Information on pages 142 and 143.

It has come to the attention of the Directors that when the interim dividend of 3.35 pence per share was paid on 16 November 2001, although the necessary distributable profits were available to pay that dividend, the relevant interim accounts had not been filed with the Registrar of Companies as required. Consequently, payment of the interim dividend was a technical infringement of the Companies Act 1985. In order to rectify this situation a special resolution is to be proposed at the Annual General Meeting (“AGM”) to be held on 9 May 2002. Further details concerning this will be set out in the separate AGM booklet which will be enclosed with this Annual Report for shareholders.

Research and Development
Details are given in the Description of Business on page 37.
Legal Proceedings
The Company and its subsidiaries are defendants in a number of legal proceedings incidental to its operations. The Company does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect upon the results of the Company’s operations or its financial position.

62 Cadbury Schweppes Annual Report and Form 20-F 2001

Share Capital Changes in Share Capital

Changes in the share capital of the Company are detailed in Note 21 to the Financial Statements.
At the Annual General Meeting 2002, renewal will be sought: (a) by the Directors of the authorities to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareholders have approved similar resolutions annually since 1982; and (b) by the Company to purchase its own shares as and if appropriate, shareholders have approved a similar resolution annually since 1998.

Share and Other Interests
The interests of the Directors holding office at the year end in the share capital of the Company at the beginning of the year, 1 January 2001 (or date of appointment if later), and the end of the year, 30 December 2001, according to the Register maintained under Section 325 of the Companies Act 1985 are detailed in Tables 4 ·6 to 4 ·9 on pages 76 and 77.

At the date of this Report the Company did not hold any notification of interests amounting to 3% or more in the issued ordinary share capital of the Company in accordance with Section 198 of the Companies Act 1985 (as amended). Table 7 ·4 on page 148 details notifications of interests, in accordance with Section 198, for the three year period ended 30 December 2001.

Other Disclosures Employees
Details of the Group’s employees, including numbers by geographical region, together with statements of policy about programmes for learning and development, employee involvement, equal employment opportunities and diversity, disabled persons and pensions are given in the Description of Business on pages 35 and 36.

Charitable Contributions
During the year contributions within the UK to charities or equivalent organisations through corporate giving or as part of the activity of UK operating companies amounted to £1.8 million (2000: £1.5 million). The Company qualifies as a member of The Per Cent Club.

Community Involvement
The Company contributes actively to the communities in which it operates around the world through national or locally targeted programmes. These include charitable donations and may involve opportunities for commercial sponsorship, employee involvement or secondment, and help with facilities as well as direct financial support. Increasingly the Group is building partnerships with projects or organisations in local communities to ensure that contributions are as effective as possible.

Environment
Details of the Group’s policy are set out in the Description of Business on page 37.
Policy on Payment to Suppliers
The Company adheres to the CBI Prompt Payers Code, whereby the policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. The Company has no trade creditors, so the number of creditor days outstanding at the year end was nil.

Annual Report and Form 20-F 2001 Cadbury Schweppes 63

4 Report of the Directors

Corporate Governance It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance.
The Principles of Good Governance and Code of Best Practice (the “Combined Code”), are appended to the Listing Rules of the Financial Services Authority acting in its capacity as competent authority under the Financial Services and Markets Act 2000, the UK Listing Authority. The Combined Code contains 14 principles of good governance and 45 code provisions which are applicable to listed companies.

The provisions of the Combined Code applicable to the Company are divided into four Parts:
Part A: Directors Part B: Directors’ Remuneration Part C: Relations with Shareholders Part D: Accountability and Audit
Set out below is a statement of how the Company has applied the principles set out in the four Parts of Section 1 of the Combined Code.
Part A: Directors
Directors
The names of the Directors, together with brief biographical details, are set out on pages 60 and 61. All the Directors held office throughout the year, and at the date of this Report, except for R M Carr, who was appointed on 22 January 2001, Dr W C Berndt, who was appointed subsequent to the year end on 16 January 2002, and Dr F B Humer, who held office throughout the year and resigned subsequent to the year end on 17 January 2002. Sir John Whitehead also held office in the year until his retirement on 3 May 2001, at the Annual General Meeting.

The Company’s Articles of Association provide that at every Annual General Meeting of the Company one-third of the Directors shall retire from office and that no Director may serve for more than three years before standing for re-appointment. The Directors to retire in each year are the Directors who have been longest in office since their appointment or re-appointment. A retiring Director is eligible for re-appointment. Any Director appointed by the Board shall hold office only until the next following Annual General Meeting but shall not be taken into account in determining the Directors or the numbers of Directors who are to retire by rotation at that meeting. If at any Annual General Meeting the place of a retiring Director is not filled, the retiring Director, if willing to act, is deemed to have been re-appointed, unless at such meeting it is resolved not to fill the vacated office or unless a resolution for the re-appointment of that Director has been put to the meeting and lost. The Board may from time to time appoint one or more of its number to any executive office for such period and on such terms as it thinks fit.

At the Annual General Meeting held on 3 May 2001, J M Sunderland, Dr F B Humer, R S Braddock and D A R Thompson retired by rotation and, being eligible, were re-appointed. R M Carr, who had been appointed since the previous Annual General Meeting retired and, being eligible was re-appointed. Sir John Whitehead also retired at the Annual General Meeting but did not seek re-appointment.

At the Annual General Meeting to be held on 9 May 2002, Dr W C Berndt, who was appointed on 16 January 2002, will retire in accordance with Article 89 of the Articles of Association and J F Brock, D J Kappler and Baroness Wilcox will retire by rotation in accordance with Article 90 of the Articles of Association. Each, being eligible, will offer himself/herself for re-appointment.

J F Brock and D J Kappler have service contracts with the Company which are terminable by the Company giving one year’s notice. Such contracts terminate automatically at normal retirement age of 60 years.

64 Cadbury Schweppes Annual Report and Form 20-F 2001

Further information on payments on termination of contracts is set out under Service Contracts on page 72.
As Non-Executive Directors, Dr W C Berndt and Baroness Wilcox do not have service contracts with the Company.
Board of Directors
The business of the Company is managed by the Board of Directors. The Board meets regularly and is responsible for the proper management of the Company. Special Board meetings are held when decisions are required between regular Board meetings. In 2001 the Board held ten regular Board meetings. The Board has a formal schedule of matters reserved to it for decision, including the approval of annual and interim results, acquisitions and disposals, as well as material agreements, major capital expenditures, performance contracts (formerly referred to as budgets and long range plans) and senior executive appointments. Other matters are delegated to Board Committees including those detailed below.

The Board has eleven members, five Executive Directors and six Non-Executive Directors. The procedures for re-appointment to the Board are described on page 64. No individual or group of individuals dominates the Board’s decision making. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in industry or government. The biographical details of the Board members are set out on pages 60 and 61. On joining the Board, Directors are given background documents describing the Company and its activities. For new Directors, site visits are arranged to the major business units. Arrangements have also been made for senior executives below Board level to attend Board meetings and make presentations on the results and strategies of their business units.

In February 2000, the Directors appointed Dr F B Humer as Deputy Chairman. He served as the recognised senior non-executive member of the Board to whom concerns could be conveyed until his resignation, subsequent to the year end, on 17 January 2002. On 8 February 2002, R M Carr was appointed as the recognised senior non-executive member of the Board.

All the Non-Executive Directors are independent of management and have no relationships which could materially interfere with the exercise of their independent judgement.
Board members are given appropriate documentation in advance of each Board and Committee meeting. For Board meetings these documents include a report on current trading and business issues from the Chief Executive Officer, a period financial report, proposals for capital expenditures, proposals for acquisitions and disposals and proposals for senior executive appointments. In addition to formal Board meetings, the Chairman and Chief Executive Officer maintain regular contact with all Directors and hold informal meetings with the Non-Executive Directors to discuss issues affecting the Company.

The Board has approved an agreed procedure for Directors to take independent professional advice if necessary at the Company’s expense (up to a maximum of £25,000). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom is Non-Executive). Such advice was not sought by any Director during the year.

Directors have direct access to the advice and the services of the Group Secretary who is responsible for ensuring that Board procedures are followed.
Committees of the Board
Audit Committee
Members: D C Bonham, Dr W C Berndt, R S Braddock, R M Carr and D A R Thompson Chairman: D A R Thompson

Annual Report and Form 20-F 2001 Cadbury Schweppes 65

4 Report of the Directors

Audit Committee continued
The Chief Executive Officer, the Chief Financial Officer, the Director of Business Risk Management and the Head of Group Audit attend meetings at the invitation of the Committee.
The Audit Committee deals with accounting matters, financial reporting and internal controls (including risk management). It meets at least twice a year and reviews the annual and interim financial statements. The Committee also monitors proposed changes in accounting policy, reviews the internal audit functions, meets with external auditors and discusses the accounting implications of major transactions. In 2001 the Audit Committee met twice.

The members of this Committee at the date of this Report are detailed above. All held office at the year end except for Dr W C Berndt who was appointed to the Committee on 8 February 2002. Dr F B Humer was also a member of the Committee at the year end and until his resignation as a Director subsequent to the year end on 17 January 2002.

Chief Executive Officer’s Committee
Members: Executive Directors and Group Secretary Chairman: J M Sunderland
The Chief Executive Officer’s Committee deals with a wide range of matters, including review of four-weekly financial results and forecasts, proposals for capital expenditure and major operating issues which arise out of the ordinary course of business. The Committee reviews acquisitions, disposals and associate investments, and performance contracts (formerly referred to as budgets and long range plans), before they are submitted to the Board. The Committee also reviews a report issued for each meeting by the treasury department on borrowings and other financial matters. In 2001 the Chief Executive Officer’s Committee met twelve times.

Corporate and Social Responsibility Committee
Members: D C Bonham, Dr W C Berndt, D A R Thompson, Baroness Wilcox, J M Sunderland, R J Stack and H T Stitzer Chairman: Baroness Wilcox
The Director of External Affairs attends meetings at the invitation of the Committee.
This Committee deals with a range of corporate and social responsibility matters in relation to: the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. In 2001 the Corporate and Social Responsibility Committee met twice.

The members of this Committee at the date of this Report are detailed above. All held office at the year end except for Dr W C Berndt who was appointed to the Committee on 8 February 2002.
Nomination Committee
Members: D C Bonham, R M Carr, J M Sunderland and Baroness Wilcox Chairman: D C Bonham
The Chief Human Resources Officer attends meetings at the invitation of the Committee.
This Committee is empowered to bring to the Board recommendations as to the appointment of any new executive or non-executive director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee brought forward to the Board.

66 Cadbury Schweppes Annual Report and Form 20-F 2001

The mixture of Non-Executive and Executive Directors on the Board and the Nomination Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner. In 2001 the Nomination Committee met once.

The members of this Committee at the date of this Report are detailed above. All held office at the year end except for R M Carr who was appointed to the Committee on 8 February 2002. Dr F B Humer was also a member of the Committee at the year end and until his resignation as a Director subsequent to the year end on 17 January 2002.

Remuneration Committee
Members: DC Bonham, R S Braddock, D A R Thompson and R M Carr Chairman: R S Braddock
The Chief Executive Officer and the Chief Human Resources Officer attend meetings at the invitation of the Committee.
The Remuneration Committee reviews and approves the annual salaries, incentive arrangements, service agreements and other employment conditions for the Executive Directors. Information prepared by independent consultants and survey data on the remuneration practices of comparable companies are taken into consideration. The Company has complied with Schedule A of the Combined Code throughout the year and with Schedule B in respect of the content of the Report on Directors’ Remuneration on pages 69 to 78. The Remuneration Committee met three times in 2001.

The Directors’ Remuneration, the Remuneration Policy, Directors’ Emoluments and Interests in Share Capital are detailed on pages 69 to 78 of this Report of the Directors.
The members of this Committee at the date of this Report are detailed above. All held office at the year end. Dr F B Humer was also a member of the Committee and its Chairman at the year end and until his resignation as a Director subsequent to the year end on 17 January 2002. R S Braddock was appointed as Chairman on 8 February 2002.

Part B: Directors’ Remuneration
The Report on Directors’ Remuneration is set out on pages 69 to 78.
Part C: Relations with Shareholders
Annual General Meeting
The Annual General Meeting (“AGM”) will be held on Thursday, 9 May 2002 at 2.30 pm at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY. The Notice of Meeting will be contained in the separate AGM booklet which will be enclosed with this Annual Report for shareholders. The booklet will contain the text of the resolutions to be proposed and explanatory notes concerning the proposals to authorise the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis. In addition, resolutions will be proposed to authorise the Company to purchase its own shares, as and if appropriate; to authorise the Company and various subsidiaries to make Donations to EU Political Organisations and to incur EU Political Expenditure in accordance with the Political Parties, Elections and Referendums Act 2000; to regularise the position in respect of the Interim Dividend paid on 16 November 2001; and to amend the Share Option Plan 1994.

At the AGM there will be a statement by the Chairman regarding the Company’s performance in 2001 and a brief statement on current trading conditions. It is intended that the Chairmen of the Committees detailed on pages 65 to 67 will attend the AGM. Shareholders attending the AGM will be advised of the number of proxy votes lodged for each resolution, in the categories “For” and “Against”, together with the numbers “at the Chairman’s discretion” and of abstentions. These will be advised after each resolution has been dealt with on a show of hands.

Annual Report and Form 20-F 2001 Cadbury Schweppes 67

4 Report of the Directors

Annual General Meeting continued
The AGM in 2001 was attended by 329 registered shareholders, or their proxies or Corporate Representatives, representing 0.12% of the issued share capital.
Part D: Accountability and Audit
Directors’ Responsibility
The Statement of Directors’ responsibilities in relation to Financial Statements is set out on page 88.
The Statement by the Auditors on Corporate Governance matters is contained in their Report on pages 88 and 89.
Auditors
The Auditors, Arthur Andersen, are willing to continue in office. A resolution for their re-appointment and to authorise the Directors to determine their remuneration will be proposed at the AGM.
Going Concern
On the basis of current financial projections and facilities available, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to adopt the going concern basis in preparing Financial Statements.

Internal Control
The Directors have responsibility for the Group’s system of internal control that covers all aspects of the business. In recognition of that responsibility the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational and financial areas are all within the scope of these activities which also include the management of risks therein. While acknowledging their responsibility for the system of internal control the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.

The key elements of the system may be described as the control environment and this is represented by the following:
(a) the key business objectives are clearly specified at all levels within the Group;
(b) “The Character of the Company”, a statement of corporate values, and the “Code of Conduct”, a set of guidelines on ethical behaviour, are distributed throughout the Group;
(c) the organisation structure is set out with full details of reporting lines and appropriate limits of authority for different processes;
(d) a wide range of corporate policies deal, inter alia, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, health and safety, information technology, and risk management generally;

(e) individual Business Units operate on the basis of multi-year contracts with four-weekly reports on performance and regular dialogues with Group senior management on progress;
(f) various internal assurance departments, most of which report to the Director of Business Risk Management, carry out regular reviews of the control activities and report their findings to both the Business Unit involved and Group management;

(g) the Audit Committee approves plans for control reviews and deals with significant issues raised by internal assurance departments or the external auditors.
The management of all forms of business risk continues to be an important part of ensuring that the Group creates and protects value for its shareowners. The processes involved call for the identification of specific risks in the many different areas, the assessment of those risks in terms of their potential impact and the likelihood of them materialising and then decisions as (continued on next page)

68 Cadbury Schweppes Annual Report and Form 20-F 2001

to the most appropriate method of managing them. The latter may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning.

For insurance there is a comprehensive global programme which utilises an internal captive for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by Group Treasury and Procurement functions with external cover for the net Group exposures (see pages 56 to 58).

The formal process for the review of business risks was revised in 2000. On an annual basis all Business Units are required to report on their principal business risks on the lines above with details of the mitigation strategies (i.e. the chosen management methods) in August. The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. In October a consolidated summary of the most significant risks for the Group as a whole is reviewed by the Board of Directors.

Accordingly the Directors confirm that the effectiveness of the system of internal control for the year ended 30 December 2001 and the period up to 8 February 2002 has been reviewed in line with the criteria set out in the Guidance for Directors on the Combined Code “Internal Control” issued in September 1999.

Audit Committee and Auditors
The Board of Directors has established an Audit Committee. The membership of this Committee and a summary of the terms of reference are set out on pages 65 and 66.
Statement of Compliance with the Code of Best Practice
In 2001 the Company complied with the Provisions of the Code of Best Practice set out in Section 1 of the Combined Code.
Report on Directors’ Remuneration
Remuneration Policy
The composition of the Remuneration Committee of the Board is detailed on page 67.
The policy of the Remuneration Committee is to ensure that the remuneration practices of the Company are competitive, thereby enabling the Company to attract and retain high calibre executives and at the same time protect the interests of shareholders. In framing its remuneration policy, the Remuneration Committee receives advice from external consultants. This advice includes information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a world-wide basis. Given the international scope of the Company’s business (more than 75% of the Group’s turnover is generated outside the UK) and the consequent requirement to attract, retain and motivate international executives, the Committee reviewed its remuneration policy in 2000 and defined a new global reward structure.

The reward structure now provides:
(a) basic salaries which are competitive against the appropriate comparators;
(b) annual incentives which directly support the achievement of Managing for Value (“MFV”) operating targets and, through the Bonus Share Retention Plan, encourage Directors’ shareholdings;
(c) long-term incentives which are directly aligned with the MFV objective as:
– rewards from share options only arise from increases in value;
– the Long Term Incentive Plan rewards Directors only when shareholder returns are in the top half of the comparator group; and
(d) a contract notice period of one year under Directors’ service agreements.
This structure is consistent with the reward structure in place for executives below board level.

Annual Report and Form 20-F 2001 Cadbury Schweppes 69

4 Report of the Directors

Remuneration Policy continued
The Company has adopted voluntary guidelines to encourage share ownership by senior managers. These guidelines call for Executive Directors to hold shares in the Company equivalent to four times annual basic salary.

Salaries for Executive Directors
In setting the basic salary of each Director, the Remuneration Committee takes into account market competitiveness and the performance of each individual Director.
Annual Incentive Plan
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. Awards are based on financial tests subject to appropriate adjustments as determined by the Remuneration Committee. The 2001 Annual Incentive Plan awards reflected the growth in Group Economic Profit, which was the key performance measure, and in Group Net Sales Value.

The target incentive award for an Executive Director is 60% of basic salary. However, in the case of exceptional results the annual incentive payment may increase up to a maximum of twice the target. Incentive awards to Executive Directors for 2000 and 2001 averaged 90% and 56%, respectively, of basic salary. As detailed under Retirement Benefits on page 71, annual incentive awards to Directors are pensionable up to 20% of basic salary for UK Directors and up to 100% for US Directors.

Bonus Share Retention Plan
The Bonus Share Retention Plan (“BSRP”) enables participants to invest all or part of their Annual Incentive Plan award and receive such award in the form of Cadbury Schweppes ordinary shares (“deferred shares”) rather than cash.

After a three year period the Company will provide participants with three additional shares for every five deferred shares. All shares under the BSRP are purchased in the market and held in trust until the end of the three year period. If a participant leaves the Company during the three year period, the participant forfeits part of the additional shares and in certain cases it is possible that all of the additional shares and the deferred shares may be forfeited. The BSRP is available to a group of approximately 170 senior executives.

Long Term Incentive Plan
The Long Term Incentive Plan (“LTIP”) was introduced in 1997 and revised in 2000 to be better aligned with the reward philosophy. In particular, because of the reintroduction of share options, the maximum value of an award was reduced from 100% to 80% of basic salary. Details of LTIP interests are set out in Table 4 ·4 on page 74.

Participation in the LTIP is at the discretion of the Remuneration Committee. In 2001, grants for the 2001-2003 performance cycle were made to 29 senior executives, including five Executive Directors.
The LTIP operates over a three year performance cycle with a new cycle starting each year. An award consists of the contingent right to receive an amount equal to the market value, at the end of each performance cycle, of a designated number of ordinary shares. The maximum number of ordinary shares which can be released in respect of each performance cycle is calculated using 80% of the participant’s basic salary at the start of the performance cycle and the share price at that time.

Each award is subject to objective performance criteria determined by the Remuneration Committee. The current performance criteria are based on total shareholder return (that is, share price growth plus re-invested dividends) (“TSR”) and a minimum requirement that the (continued on next page)

70 Cadbury Schweppes Annual Report and Form 20-F 2001

growth in the Company’s earnings per share over the performance cycle exceeds the rate of inflation over the same period by at least 2% per annum compound.

The Company’s TSR over each performance cycle will be compared with a weighted average TSR performance of a peer group of both UK and non-UK Fast Moving Consumer Goods (FMCG) companies (weighted 75% and 25% respectively). These companies have been selected to reflect the global nature of the Company’s business. No part of the award will be earned if the performance is below the 50th percentile of the peer group. For performance at or above the 80th percentile the award will be earned in full.

If an award is not earned in accordance with the applicable performance requirements, it will be deferred on an annual basis for up to three years until the performance requirement is achieved by comparing the same performance requirements over the period of four, five and six years.

The Remuneration Committee has the discretion as to whether the earned amount of any award shall be paid in ordinary shares of the Company after the end of the performance cycle and/or as a deferred share award. A deferred share award is the right after a further period (the deferral period) to receive or acquire ordinary shares of the Company. The Committee’s present intention is that the earned amount in respect of the initial awards will be paid half in shares and half in the form of deferred shares to be released after a further two year period.

Share Options
Following the review of incentive arrangements in 2000 and shareholders’ approval, at the Annual General Meeting 2000, of Directors’ participation in the Share Option Plan 1994, option grants were made to Executive Directors in 2000 and 2001.

Consistent with best practice, it is the Remuneration Committee’s intention that grants will continue to be made annually in the future. Such grants will normally be within a range equivalent to between two times and four times salary.

The Remuneration Committee, in making option grants, sets the performance target to be achieved before such options can be exercised. Options cannot be exercised unless and until the percentage growth in the Company’s earnings per share over a period of three consecutive financial years has exceeded the rate of inflation over the same period by at least 2% per annum compound.

Further details on share plans are provided in Note 30 to the Financial Statements.
Retirement Benefits
The Company operates a number of retirement programmes throughout the world. Pension benefits reflect local competitive conditions and legal requirements.
J M Sunderland and D J Kappler participate in the UK pension arrangements. J F Brock, R J Stack and H T Stitzer participate in the US pension arrangements. Further details of these arrangements are set out on page 75.

In the UK, annual incentive awards of up to 20% of basic salary are pensionable. The percentage of overall pay which is dependent on performance is substantial and has increased over recent years. Given the increase in the total proportion of remuneration which is variable pay, the Remuneration Committee considers that it is appropriate for a proportion of such pay to be pensionable.

Pension arrangements in the US provide that incentive awards under the Annual Incentive Plan are pensionable. The pensionability of such incentive awards in the UK and US is consistent with long standing arrangements for the Company’s other senior executives.

Annual Report and Form 20-F 2001 Cadbury Schweppes 71

4 Report of the Directors

Service Contracts
All the Executive Directors have service contracts with the Company. As part of the general review of the remuneration policy in 2000, the notice period was reduced from two years to one year. If a Director’s employment is terminated without cause, or if the Director resigns for good reason (as defined in the contract), payment of two times basic salary would be made. Such payment would be less than one year’s full remuneration on which a termination payment would otherwise be based. If such termination of employment occurs within two years after a change in control, payment of two times total remuneration would be made.

Service contracts are an important part of the overall remuneration package. Change in control provisions are common for major US public companies. The Remuneration Committee believes that the current form of contract will assist the Company in motivating and retaining key executives and also in attracting other senior executives from an increasingly global and competitive marketplace. The Committee will, however, keep this and further developments under review.

Under the secondment arrangements J F Brock, R J Stack and H T Stitzer are entitled to six months’ employment with their employing company in their home country if there are no suitable opportunities for them when their secondments end.

The Non-Executive Directors do not have service contracts with the Company. It is the policy of the Company to appoint Non-Executive Directors for an initial period of three years. Unless otherwise determined by the Board the maximum term is nine years.

Executive Directors – Outside Appointments
The Company recognises the benefits to the individual and to the Company of involvement by Executive Directors of the Company as non-executive Directors in companies not associated with the Company. Subject to certain conditions, and unless otherwise determined by the Board, each Executive Director is permitted to accept only one appointment as a non-executive Director in another company. The Executive Director is permitted to retain any fees paid for such service.

Fees for Non-Executive Directors
The remuneration of each of the Non-Executive Directors is determined by the Board as a whole within the limits set by the Articles of Association. The Non-Executive Directors do not take part in discussions on their remuneration.

72 Cadbury Schweppes Annual Report and Form 20-F 2001

Directors’ Remuneration
A summary of the Directors’ emoluments is given in Table 4 ·1 and individual details in Tables 4 ·2 and 4 ·3.

Table 4 ·1 Directors’ Remuneration Summary

	2001	2000
	£000	£000

Total remuneration:
Fees as Directors	452	360
Salaries and other benefits	3,980	3,375
Annual incentive bonus/BSRP	2,326	3,283
LTIP	1,550	2,567
Gains made on exercise of share options	215	1,777

Payments for former Directors or their dependants:
Compensation for loss of office (a)	–	1,110
LTIP award earned in 2001 (1999-2001 cycle) paid in shares	394	–
Pensions	25	25

The highest paid Director is J F Brock: £2,320,000 (2000: J M Sunderland: £2,551,000).
(a) I D Johnston resigned from the Board on 7 March 2000.

Table 4 ·2 Individual Details

		Total
		Annual	Allowances
	Basic	Incentives/	and	2001	2000
	Salary/Fees	BSRP (f)	benefits (g)	Total	Total
	£000	£000	£000	£000	£000

D C Bonham (a)	225	–	–	225	148
Sir Dominic Cadbury (b)	–	–	–	–	392
J M Sunderland	723	663	32	1,418	1,551
J F Brock (g)	609	556	605	1,770	1,729
I D Johnston (c)	–	–	–	–	210
D J Kappler	421	383	22	826	980
R J Stack (g)	369	334	196	899	984
H T Stitzer (a)(g)(h)	429	390	574	1,393	812
R S Braddock	71	–	–	71	66
I F H Davison (b)	–	–	–	–	13
R M Carr (d)	29	–	–	29	–
F B Humer	41	–	–	41	38
D A R Thompson	38	–	–	38	35
Sir John Whitehead (e)	11	–	–	11	30
Baroness Wilcox	37	–	–	37	30

(a) D C Bonham was appointed on 13 March 2000 and H T Stitzer on 7 March 2000.
(b) Sir Dominic Cadbury retired on 12 May 2000 and I F H Davison on 4 May 2000.
(c) I D Johnston resigned on 7 March 2000.
(d) R M Carr was appointed on 22 January 2001.
(e) Sir John Whitehead retired on 3 May 2001.
(f) These awards cover the Annual Incentive/BSRP. All the participating Directors have elected to receive their awards under the Annual Incentive Plan in the form of shares under the terms of the BSRP, as described on page 70. All the awards under the BSRP are held in trust for a period of three years. Some or all of these shares may be forfeited if the Director leaves the Company before the expiry of this period.
(g) Allowances and benefits include housing and other expatriate allowances. Such arrangements are necessary to ensure that the Company’s senior management is not penalised financially by accepting roles of an international nature which result in higher costs and taxation than could have been the case if they had remained in their home country.
(h) A significant amount of the allowances and benefits are one-off relocation expenses relating to a move from the US to the UK.

Annual Report and Form 20-F 2001 Cadbury Schweppes 73

4 Report of the Directors

Directors’ Remuneration continued Table 4 ·3 Individual Details – Share Plans

		LTIP Award
	Gains on	earned in 2001
	exercise of	(1999-2001	2001	2000
	share options	cycle) (c)	Total	Total
	£000	£000	£000	£000

J M Sunderland	–	476	476	1,000
J F Brock	203	347	550	749
D J Kappler	–	316	316	369
R J Stack	12	224	236	287
H T Stitzer	–	187	187	393
Sir Dominic Cadbury (a)				1,316
I D Johnston (b)				230

(a) Sir Dominic Cadbury retired on 12 May 2000.
(b) I D Johnston resigned on 7 March 2000.
(c) All LTIP awards earned are paid as shares. 50% is paid immediately and 50% is held in trust for a period of two years, with a risk of forfeiture.
Table 4 ·4 below details the interests of the Executive Directors who served during the year in the LTIP at the beginning of the year, 1 January 2001, at the end of the year, 30 December 2001, and changes during the year. At 30 December 2001 Executive Directors had interests in the LTIP in respect of the 1997-1999, 1998-2000 and 1999-2001 cycles and potential interests in the LTIP in respect of the 2000-2002 and 2001-2003 cycles. In February 2001 the Remuneration Committee approved awards which had been earned for the 1998-2000 cycle. Release of deferred awards in respect of the 1996-1998 cycle was made in March 2001.

Table 4 ·4 Long Term Incentive Plan Interests

	Shares						Shares	Value of
	held in						held in	shares
	trust at		Vesting		Vesting	Vesting	trust at	vesting
	1 January	Share	of share	Share	of share	of share	30 December	in year
	2001	awards (a)	awards (b)	awards (c)	awards (d)	awards (e)	2001	£ (f)

J M Sunderland	114,288	10,096	5,048	121,581	60,791	54,448	125,678	547,281
J F Brock	90,037	6,606	3,303	86,338	43,169	44,352	92,157	413,587
D J Kappler	78,727	3,846	1,923	78,148	39,074	37,504	82,220	357,380
R J Stack	57,757	3,932	1,966	55,222	27,611	29,204	58,130	267,727
H T Stitzer	52,063	17,080	8,540	60,409	30,205	26,164	64,643	294,969

(a) Awards for the 1997-1999 (Part II) cycle approved in February 2001. These were detailed in the Directors’ remuneration details in the Annual Report and Form 20-F 2000.
(b) Immediate transfer of share awards for the 1997-1999 (Part II) cycle vested in February 2001.
(c) Awards for the 1998-2000 cycle approved in February 2001. These were detailed in the Directors’ remuneration details in the Annual Report and Form 20-F 2000.
(d) Immediate transfer of share awards for the 1998-2000 cycle vested in February 2001.
(e) Vesting of share awards for the 1996-1998 cycle in March 2001.
(f) All awards were in shares.

74 Cadbury Schweppes Annual Report and Form 20-F 2001

Pensions
J M Sunderland and D J Kappler are members of the Cadbury Schweppes Pension Fund (“CSPF”) and the Cadbury Schweppes Supplementary Pension Scheme (“CSSPS”). These are defined benefit retirement plans with a pension paid on retirement based on the salary and length of service. Members contribute 5% of salary and pensionable bonus to CSPF. The target benefit is two-thirds of pensionable earnings (current basic salary and three years average of pensionable bonuses). The normal retirement age is 60.

J F Brock, R J Stack and H T Stitzer are members of the US Supplemental Executive Retirement Plan (“SERP”) as well as the US cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid on retirement based on salary and length of service. Combined benefits are 50% of a three year average of final pensionable earnings after 15 years’ service and 60% after 25 or more years’ service. Mr Brock, Mr Stack and Mr Stitzer may retire at age 60 without a reduction factor applied to accrued benefits. The SERP has a ten year vesting period and the benefits of these three Executive Directors are fully vested.

Table 4 ·5 Pension/Retirement Arrangements

			Increase in
	Accrued pension	Increase in	transfer value
	benefit at	year net	less member's
	30 December 2001	of inflation	contribution
	£000	£000	£000

UK Pension Arrangements
J M Sunderland	517	57	930
D J Kappler	259	28	438
US Pension Arrangements
J F Brock (a)	480	49	323
R J Stack (a)	216	28	157
H T Stitzer (a)	325	36	180

(a) The pension arrangements for J F Brock, R J Stack and H T Stitzer are made in US dollars and converted, for the purpose of this information only, at the rate of US$1.45= £1.

Annual Report and Form 20-F 2001 Cadbury Schweppes 75

4 Report of the Directors

Directors’ Interests in Ordinary Shares and Share Options
The interests of the Directors holding office at 30 December 2001 (“2001”) and at 1 January 2001, the beginning of the year or date of appointment if later (“2000”), in the share capital of the Company are detailed in Table 4 ·6 below.

The Executive Directors have participated as appropriate in the Share Option Scheme 1984 for Main Board Directors and Senior Executives, in the Share Option Scheme 1986 for Senior Management Overseas and in the Share Option Plan 1994, and each has also had the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based.

Table 4 ·6 Interests in Ordinary Shares and Share Options

	Ordinary Shares of 12.5p(a)		Options over Ordinary Shares of 12.5p

	2000	2001	2000	Granted (b)	Exercised (c)	2001

D C Bonham	8,000	12,000	Nil	Nil	Nil	Nil
R S Braddock	16,000	16,000	Nil	Nil	Nil	Nil
J F Brock	667,349	811,290	854,482	402,781	75,749	1,181,514
R M Carr	0	2,000	Nil	Nil	Nil	Nil
F B Humer	2,086	2,086	Nil	Nil	Nil	Nil
D J Kappler	465,389	574,858	516,916	300,000	Nil	816,916
R J Stack	392,207	513,229	532,218	252,329	6,551	777,996
H T Stitzer	113,762	243,612	275,000	275,000	Nil	550,000
J M Sunderland	739,185	925,894	976,729	500,000	5,324	1,471,405
D A R Thompson	9,542	13,639	Nil	Nil	Nil	Nil
Baroness Wilcox	7,061	8,673	Nil	Nil	Nil	Nil

	2,420,581	3,123,281	3,155,345	1,730,110	87,624	4,797,831

(a) Directors’ holdings of ordinary shares include shares held in trust under both the LTIP and the BSRP.
(b) Details of individual grants of options during the year are given in Table 4 ·7 below.
(c) Details of individual exercises of options during the year are given in Table 4 ·8 on page 77.
Details of individual grants of options during the year are given in Table 4 ·7 below:

Table 4 ·7 Grants of Options

	Number of shares over
	which options granted

	Savings-		Name of
	related	Executive	option plan and		Exercise price
	options	options	exercise period		per share	Date of Grant

J F Brock	2,700 (a)		(b	)	US$5.555	5 April 2001
		400,000	(c	)	£4.77	1 September 2001
D J Kappler		300,000	(c	)	£4.77	1 September 2001
R J Stack	2,248 (a)		(b	)	US$5.555	5 April 2001
		250,000	(c	)	£4.77	1 September 2001
H T Stitzer		275,000	(c	)	£4.77	1 September 2001
J M Sunderland		500,000	(c	)	£4.77	1 September 2001

(a) Options over a further 81 shares were granted as detailed in note (b) to Table 4 ·8 on page 77.
(b) United States and Canada Employee Stock Purchase Plan 1994. Exercise period 21 April 2003 to 2 May 2003.
(c) Share Option Plan 1994. Exercise period 1 September 2004 to 31 August 2011.

76 Cadbury Schweppes Annual Report and Form 20-F 2001

Details of individual exercises of options during the year, together with the market price of the shares and total notional gain at the date of exercise, are given in Table 4 ·8 below:

Table 4 ·8 Exercises of Options

	Number of shares over
	which options exercised
						Mid-market
	Savings-		Name of			price on date	Notional
	related	Executive	option plan and		Exercise price	of exercise	gain
	options	options	exercise period		per share	£	£

J F Brock		40,000	(a	)	£2.13790	4.925	111,484
	1,753		(b	)	US$5.97000	4.350	352
		33,996	(a	)	£2.13790	4.827	91,419
							203,255
R J Stack	1,753		(b	)	US$5.97000	4.350	352
		4,798	(c	)	£1.91085	4.400	11,943
							12,295
J M Sunderland	5,324		(d	)	£1.94400	4.615	14,220

The total notional gains on exercise amounted to £229,770 (2000: £1,058,554).
(a) Share Option Scheme 1986 for Senior Management Overseas. Exercise period 28 October 1995 to 27 October 2002.
(b) United States and Canada Employee Stock Purchase Plan 1994. The number of ordinary shares acquired by each of J F Brock and R J Stack included 1,672 shares originally granted plus 81 shares which were attributable to the interest earned on the savings. Exercise period 23 April to 4 May 2001.

(c) Share Option Scheme 1986 for Senior Management Overseas. Exercise period 23 October 1994 to 22 October 2001.
(d) Savings-Related Share Option Scheme 1982. Exercise period 1 February to 31 July 2001.
The market prices of ordinary shares at 2 January 2001 and 28 December 2001, the first and last dealing days in the year, were £4.710 and £4.445 respectively.
The weighted average exercise price of grants of options held at the year end, 30 December 2001, are given in Table 4 ·9 below:
Table 4 ·9 Weighted average exercise prices of grants of options

	Number of shares	Weighted average
	over which options	exercise price in £
	have been granted	per share

J F Brock	1,181,514	3.7681
D J Kappler	816,916	3.9200
R J Stack	777,996	3.6927
H T Stitzer	550,000	4.4300
J M Sunderland	1,471,405	3.7775

As a consequence of the establishment of the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (“QUEST”) (see Note 30 to the Financial Statements) the Executive Directors, as potential beneficiaries, are treated as being interested in any dealings in the Company’s ordinary shares by the QUEST. During the period 1 January 2001 to 22 February 2002 the QUEST acquired a total of 6,265,128 ordinary shares in the Company by subscription at prices between £2.02 and £4.94 per share. Those ordinary shares were all transferred by the QUEST to individuals who had exercised options under the Savings-Related Share Option Scheme 1982. At 22 February 2002 the QUEST held no ordinary shares in the Company.

Annual Report and Form 20-F 2001 Cadbury Schweppes 77

4 Report of the Directors

Directors’ Interests in Ordinary Shares and Share Options continued
The following Directors have interests in the Common Stock of US$0.01 each of Dr Pepper/Seven Up Bottling Group, Inc (“DPSUBG”) (the holding company of the Group’s American bottling operations) in which the Company has an ultimate 40.4% interest: J F Brock 2,500; D J Kappler 500; R J Stack 250 and H T Stitzer 2,500. J F Brock holds options over 22,833 shares of Common Stock of DPSUBG, 9,000 options granted on 18 May 1998 and 13,833 options granted on 14 June 2000.

There were the following changes in the interests of Directors between 31 December 2001 and 22 February 2002:
– on 1 February, D J Kappler exercised an option over 2,974 ordinary shares at £2.018 per share under the Savings-Related Share Option Scheme 1982, retaining the acquired shares; and
– on 14 February, Dr W C Berndt, who was appointed as a Director on 16 January 2002, purchased 4,000 ADS (16,000 ordinary shares) at US$27.03 per ADS.
Save as disclosed, there have been no other changes in the interests of the Directors between 31 December 2001 and 22 February 2002.
All the interests detailed above were beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group.
With effect from the beginning of the 2002 financial year, all non-executive Directors will be utilising a percentage of their fees to buy ordinary shares in the Company. Commencing with the payment of quarterly fees at 31 March 2002, ordinary shares in the Company will be bought within five business days. Each Director has undertaken to hold such shares during his/her appointment as a non-executive Director.

The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.
By Order of the Board M A C Clark Group Secretary 22 February 2002

78 Cadbury Schweppes Annual Report and Form 20-F 2001

5 Financial Record

Group Financial Record	80
Financial Ratios	84
US GAAP Financial Record	86

Contents	Inside Front Cover
Glossary	159
Cross reference to Form 20-F	160
Index	162

Annual Report and Form 20-F 2001 Cadbury Schweppes 79

5 Financial Record

       Group Financial Record

	2001	2000
	£m	£m

Turnover and Profit
Turnover — Continuing operations (a)
North America Beverages	2,168	1,522
Europe Beverages	571	481
Europe Confectionery	1,532	1,427
Americas Confectionery	312	304
Asia Pacific	639	561
Africa, India and Middle East	288	272
Central and Other	9	8

	5,519	4,575

Trading Profit — Continuing operations (a)
North America Beverages	541	403
Europe Beverages	91	78
Europe Confectionery	212	200
Americas Confectionery	44	44
Asia Pacific	109	98
Africa, India and Middle East	33	28
Central and Other	(100)	(76)

	930	775
Discontinued operations (e)	—	—
Major restructuring (b)(c)	(53)	(49)
Exceptional items	—	—
Amortisation of goodwill	(46)	(13)

Group operating profit	831	713
Share of operating profit in associates	57	65

Total operating profit including associates	888	778
Disposal of subsidiaries, investments and properties	31	27
Net interest	(106)	(49)

Profit before Taxation	813	756
Taxation (d)	(241)	(224)
Minority interests	(30)	(36)

Profit for the Financial Year	542	496
Dividends to ordinary shareholders	(222)	(209)

Profit Retained for the Financial Year	320	287

(a)  Analysis of discontinued operations is not given as it is not considered material.

(b)  Includes acquisition-related restructuring from 1995 onwards (prior to this such costs were included in goodwill).

(c)  Restated to comply with FRS 12 for the years 1994 to 2000.

(d)  Restated to comply with FRS 19 for the years 1999 and 2000.

(e)  Discontinued operations represent the Group’s former UK bottling operations and beverages brands disposed of in 1999.

80 Cadbury Schweppes Annual Report and Form 20-F 2001

1999	1998	1997	1996	1995	1994	1993	1992
£m	£m	£m	£m	£m	£m	£m	£m

1,264	1,129	1,088	1,075	985	534	458	399

470	436	447	501	546	481	503	460

1,401	1,396	1,376	1,392	1,296	1,246	1,125	1,055

286	265	267	263	126	97	53	32

535	493	561	604	564	531	501	441

271	264	295	257	246	211	210	157

7	16	37	5	27	47	41	18

4,234	3,999	4,071	4,097	3,790	3,147	2,891	2,562

332	285	265	251	223	113	79	64
62	52	40	35	37	44	48	42
198	194	184	172	169	157	143	115
41	43	40	33	21	19	12	9
92	75	73	82	71	63	65	53
29	30	36	31	22	25	22	17
(69)	(63)	(39)	(40)	(36)	(44)	(43)	(27)

685	616	599	564	507	377	326	273

16	26	29	148	142	151	129	111

(64)	(23)	(26)	(45)	(38)	(17)	(19)	(13)

—	(68)	—	—	—	—	—	—
(3)	—	—	—	—	—	—	—

634	551	602	667	611	511	436	371

35	38	31	31	28	15	13	14

669	589	633	698	639	526	449	385

350	38	412	—	14	—	10	(1)

(61)	(57)	(64)	(110)	(116)	(42)	(43)	(51)

958	570	981	588	537	484	416	333

(208)	(181)	(261)	(180)	(158)	(155)	(129)	(94)

(101)	(41)	(35)	(72)	(68)	(61)	(50)	(43)

649	348	685	336	311	268	237	196

(202)	(194)	(182)	(171)	(159)	(131)	(117)	(98)

447	154	503	165	152	137	120	98

Annual Report and Form 20-F 2001 Cadbury Schweppes 81

5 Financial Record

Group Financial Record continued

	2001	2000
	£m	£m

Cash Flows
Cash flow from operating activities and associates	1,139	927
Capital expenditure, net	(233)	(101)
Taxation, returns on investments and servicing of finance	(295)	(222)
Ordinary dividends	(214)	(203)
Free cash flow	397	401
Acquisitions, disposals and Employee Trust share purchases	(800)	(1,104)

Cash flow before use of liquid resources and financing	(403)	(703)

Balance Sheets
Assets employed
Intangible fixed assets and goodwill	3,721	3,163
Tangible fixed assets	1,209	1,106
Fixed asset investments	555	456
Working capital (a)	(273)	(308)
Provisions (a)(b)	(392)	(350)

	4,820	4,067

Financed by
Net borrowings	1,637	1,229
Minority interests (b)	303	293
Preference share capital (c)	—	—
Ordinary shareholders’ funds (b)	2,880	2,545

	4,820	4,067

(a)	Restated to comply with FRS 12 for the years 1994 to 2000.

(b)	Restated to comply with FRS 19 for the years 1999 and 2000.

(c)	Stated at redemption value.

82 Cadbury Schweppes Annual Report and Form 20-F 2001

1999	1998	1997	1996	1995	1994	1993	1992
£m	£m	£m	£m	£m	£m	£m	£m

837	698	733	869	791	674	612	506

(108)	(143)	(204)	(256)	(227)	(222)	(183)	(170)

(241)	(212)	(205)	(327)	(308)	(243)	(148)	(150)

(196)	(186)	(167)	(149)	(55)	(123)	(96)	(86)

292	157	157	137	201	86	185	100

125	(79)	36	(153)	(1,170)	(84)	(480)	(251)

417	78	193	(16)	(969)	2	(295)	(151)

1,725	1,607	1,575	1,547	1,689	522	546	385

1,091	1,126	1,221	1,398	1,432	1,346	1,288	1,241

385	171	73	69	60	200	196	42

(132)	(100)	1	(11)	(31)	23	(65)	7

(352)	(158)	(239)	(89)	(102)	(107)	(98)	(83)

2,717	2,646	2,631	2,914	3,048	1,984	1,867	1,592

182	506	649	1,227	1,344	351	357	378

383	297	306	387	371	128	145	130

—	—	—	104	113	180	192	189

2,152	1,843	1,676	1,196	1,220	1,325	1,173	895

2,717	2,646	2,631	2,914	3,048	1,984	1,867	1,592

Annual Report and Form 20-F 2001 Cadbury Schweppes 83

5 Financial Record

Financial Ratios

			2001	2000

Earnings per Ordinary Share (“EPS”) (a)(b) -	Basic	pence	27.0	24.8
	Diluted	pence	26.7	24.5
	Underlying	pence	30.0	25.8
Dividends per Ordinary Share (a)		pence	11.0	10.5
Interest cover		times	8.4	16.0
Dividend cover		times	2.7	2.5
Gearing ratio (b)		%	56	48
Turnover	Continuing operations	£m	5,519	4,575
	Discontinued operations (c)	£m	—	—
Trading profit (d)(e)	Continuing operations	£m	930	775
	Discontinued operations (c)	£m	—	—
Operating assets	Continuing operations	£m	1,264	1,248
	Discontinued operations (c)	£m	—	—
Trading margin (d)	Continuing operations	%	16.9	16.9
Operating asset turnover	Continuing operations	times	4.4	3.7

Profit for the Financial Year excluding exceptional items, major restructuring
Underlying EPS	costs, goodwill amortisation, disposal gains and losses

Weighted average number of ordinary shares in issue

Total operating profit including associates and
Interest cover	excluding exceptional items

Net interest charge

Dividend cover	Underlying Earnings per ordinary share

Dividend per ordinary share

Net borrowings

Gearing ratio	Ordinary shareholders' funds + Equity minority interests

Operating assets	Tangible fixed assets, stock, debtors and creditors after excluding post-acquisition restructuring and pension provisions, borrowings, taxation and dividends

Trading margin	Trading profit (d)(e)

Turnover
Operating assets turnover	Turnover

Average operating assets

(a)  The Company undertook a two for one share split in May 1999. The number of shares used in calculating dividends per share and earnings per share has been restated for prior periods.

(b)  Restated to comply with FRS 19 for the years 1999 and 2000.

(c)  Discontinued operations represent the Group’s former UK bottling operations and beverages brands disposed in 1999.

(d)  Excluding major restructuring costs, goodwill amortisation and exceptional items (see Note 3 to the Financial Statements).

(e)  After stating preference shares at their redemption value.

84 Cadbury Schweppes Annual Report and Form 20-F 2001

1999	1998	1997	1996	1995	1994	1993	1992

32.0	17.1	34.0	16.9	16.2	16.1	14.7	12.7

31.7	16.9	33.7	16.2	15.5	15.4	14.6	12.6

22.8	20.4	19.1	18.3	16.9	16.9	16.2	13.9

10.0	9.5	9.0	8.5	8.0	7.5	6.9	6.3

11.0	11.5	9.9	6.3	5.5	12.5	10.4	7.5

2.3	2.1	2.1	2.1	2.0	2.2	2.1	2.1

8	27	37	91	100	24	27	37

4,234	3,999	4,071	4,097	3,791	3,148	2,892	2,561

67	107	149	1,018	985	882	833	811

685	616	599	564	506	377	328	273

16	26	29	148	143	151	127	111

1,208	1,269	1,312	1,281	1,320	1,136	1,002	1,022

—	5	2	216	201	318	369	346

16.2	15.4	14.7	13.8	13.3	12.0	11.3	10.7

3.5	3.1	3.1	3.2	3.1	2.9	2.9	2.7

Annual Report and Form 20-F 2001 Cadbury Schweppes 85

5 Financial Record

US GAAP Financial Record

The Financial Statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A reconciliation to US GAAP is set out in Notes 31 and 32 to the Financial Statements.

	2001	2001	2000	1999	1998	1997
	US$m	£m	£m	£m	£m	£m
	(except per share data)

Amounts in Accordance with US GAAP
Trading profit from continuing operations (a)(b)	1,091	758	612	539	470	489
Profit from continuing operations (b)	710	493	383	594	257	260
Profit for the Financial Year (a)	710	493	383	594	257	617

Basic earnings per ADS from continuing operations (b)	1.41	0.98	0.77	1.17	0.51	0.52
Basic earnings per ADS	1.41	0.98	0.77	1.17	0.51	1.22
Diluted earnings per ADS	1.40	0.97	0.76	1.16	0.50	1.21
Dividends per ADS	0.64	0.44	0.42	0.39	0.38	0.36

Total assets	11,610	8,007	6,776	5,837	5,568	5,908
Long-term debt	2,029	1,399	417	311	499	673
Shareholders’ funds	5,264	3,630	3,386	3,164	2,882	2,814

(a)  Trading profit is stated for each year after major restructuring charges and amortisation relating to goodwill and other intangibles.

(b)  Discontinued operations represent the Group’s former UK bottling operations. The beverages brands disposed in 1999 are not included as discontinued operations under US GAAP as they do not constitute a separate business segment.

86 Cadbury Schweppes Annual Report and Form 20-F 2001

6 Financial Statements

Statement of Directors’ responsibilities in relation to Financial Statements	88
Auditors’ Report	88
Group Profit and Loss Account	90
Recognised Gains and Losses	91
Reconciliation of Movements in Shareholders’ Funds	91
Balance Sheets	92
Group Cash Flow Statement	93
Geographical Analysis	94
Notes to the Financial Statements	96

Contents	Inside Front Cover
Glossary	159
Cross reference to Form 20-F	160
Index	162

Annual Report and Form 20-F 2001 Cadbury Schweppes 87

6 Financial Statements

Statement of Directors’ responsibilities in relation to Financial Statements
The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the Group’s profit or loss and cash flows for the financial year.

The Directors consider that in preparing the financial statements the Company and Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Auditors’ Report
To the Shareholders of Cadbury Schweppes plc
We have audited the financial statements of Cadbury Schweppes plc for the year ended 30 December 2001 which comprise the Balance Sheets as at 30 December 2001 and 31 December 2000, the Profit and Loss Accounts, the Cash Flow Statements, the Statements of Total Recognised Gains and Losses, the Geographical Analyses, for the three years ended 30 December 2001 and the related notes numbered 1 to 32. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Directors and Auditors
The Directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors’ responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom and United States Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board’s statements (continued on next page)

88 Cadbury Schweppes Annual Report and Form 20-F 2001

on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.
We read the other information contained in the Annual Report and the Form 20-F, and consider whether it is consistent with the audited financial statements. This other information comprises only Chapters 1-5 listed in the Contents section at the beginning of the Annual Report and the Form 20-F. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board, and with generally accepted auditing standards in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements (a) give a true and fair view of the state of affairs of the Company and of the Group at 30 December 2001 and of the Group’s profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985; and (b) present fairly in all material respects, the consolidated financial position of the Group at 30 December 2001 and 31 December 2000 and the consolidated results of its operations and cash flows for each of the three years in the period ended 30 December 2001 in conformity with generally accepted accounting principles in the United Kingdom.

As explained in Note 1 to the Financial Statements, the Group has given retroactive effect to the change in accounting for deferred taxes as a result of implementation of FRS 19 “Deferred Taxes”.
Accounting practices used by the Group in preparing the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net profit and shareholders’ equity to United States generally accepted accounting principles is set forth in Notes 31 and 32 to the financial statements.

       Arthur Andersen
       Chartered Accountants and Registered Auditors
       London
       22 February 2002

Annual Report and Form 20-F 2001 Cadbury Schweppes 89

6 Financial Statements

	Group Profit and Loss Account for the 52 weeks ended 30 December 2001 (Note 1)

			2000	1999
		2001	restated	restated
Notes		£m	£m	£m

	Turnover (a)
	Continuing operations	5,519	4,575	4,234
2	Discontinued operations	—	—	67

		5,519	4,575	4,301
3	Operating costs
	Trading expenses	(4,589)	(3,800)	(3,600)
	Goodwill amortisation	(46)	(13)	(3)
	Major restructuring costs	(53)	(49)	(64)
		(4,688)	(3,862)	(3,667)

	Trading Profit (a)
	Continuing operations	831	713	618
2	Discontinued operations	—	—	16
	Group Operating Profit	831	713	634
12	Share of operating profit in associates	57	65	35

	Total Operating Profit including associates	888	778	669
2	Profit on sale of subsidiaries and investments	31	27	350

	Profit on Ordinary Activities before Interest	919	805	1,019
6	Net interest	(106)	(49)	(61)

	Profit on Ordinary Activities before Taxation	813	756	958
7	Taxation
	- On operating profit, associates and interest	(240)	(224)	(174)
	- On profit on sale of subsidiaries and investments	(1)	—	(34)
		(241)	(224)	(208)

	Profit on Ordinary Activities after Taxation	572	532	750
22	Equity minority interests	(5)	(12)	(79)
22	Non-equity minority interests	(25)	(24)	(22)

	Profit for the Financial Year	542	496	649
8	Dividends paid and proposed to ordinary shareholders	(222)	(209)	(202)

	Profit Retained for the Financial Year	320	287	447

9	Earnings per Ordinary Share of 12.5p
	Basic	27.0p	24.8p	32.0p
	Diluted	26.7p	24.5p	31.7p
	Underlying	30.0p	25.8p	22.8p

(a) The geographical analysis of turnover and trading profit is on page 94 and shows trading profit from continuing operations of £930m (2000: £775m; 1999: £685m) which excludes major restructuring costs, goodwill amortisation and exceptional items.

The accompanying notes are an integral part of the Group Profit and Loss Account.

90 Cadbury Schweppes Annual Report and Form 20-F 2001

	Recognised Gains and Losses for the 52 weeks ended 30 December 2001 (Note 1)

	Statement of Total Recognised Gains and Losses

		2001	2000	1999
			restated	restated
Notes		£m	£m	£m

	Cadbury Schweppes plc (a)	354	60	95
	Subsidiary undertakings	163	407	543
	Associated undertakings	25	29	11

	Profit for the Financial Year	542	496	649
	Net currency translation differences	—	63	(23)
	Writedown on previously revalued assets	(3)	—	—

	Total Recognised Gains and Losses for the Year	539	559	626

	Prior year adjustment	(88)

	Total Recognised Gains and Losses since the last
	Annual Report	451

(a) Includes remitted dividends from subsidiary undertakings.

	Reconciliation of Movements in Shareholders' Funds

			2000	1999
		2001	restated	restated
		£m	£m	£m

	Shareholders' Funds at beginning of Year	2,545	2,152	1,746
	Total recognised gains and losses for the Year	539	559	626
	Dividends to ordinary shareholders	(222)	(209)	(202)
	New share capital subscribed	18	43	17
	Shares repurchased	—	—	(86)
2	Goodwill adjustments	—	—	51

	Net increase in Shareholders' Funds	335	393	406

	Shareholders' Funds at end of Year	2,880	2,545	2,152

Annual Report and Form 20-F 2001 Cadbury Schweppes 91

6 Financial Statements

	Balance Sheets at 30 December 2001 (Note 1)

			Group		Company

			2000		2000
		2001	restated	2001	restated
Notes		£m	£m	£m	£m

	Fixed Assets
10	Intangible assets and goodwill	3,721	3,163	—	—
11	Tangible assets	1,209	1,106	79	25
12	Investments in associates	309	300	11	11
12	Investments	246	156	4,445	4,842

		5,485	4,725	4,535	4,878

	Current Assets
13	Stocks	487	458	—	—
14	Debtors
	- Due within one year	908	845	152	43
	- Due after one year	88	78	9	11
19	Investments	323	334	—	—
19	Cash at bank and in hand	134	174	—	—

		1,940	1,889	161	54
	Current Liabilities
	Creditors: amounts falling due within one year
19	- Borrowings	(695)	(1,320)	(1,686)	(2,342)
15	- Other	(1,694)	(1,617)	(361)	(238)

	Net Current Liabilities	(449)	(1,048)	(1,886)	(2,526)

	Total Assets less Current Liabilities	5,036	3,677	2,649	2,352

	Non-Current Liabilities
	Creditors: amounts falling due after more than
	one year
19	- Borrowings	(1,399)	(417)	(1,109)	(972)
15	- Other	(62)	(72)	—	—
16	Provisions for liabilities and charges	(392)	(350)	—	(1)

		(1,853)	(839)	(1,109)	(973)

	Net Assets	3,183	2,838	1,540	1,379

	Capital and Reserves
21	Called up share capital	256	255	256	255
21	Share premium account	1,019	991	1,019	991
21	Capital redemption reserve	90	90	90	90
21	Revaluation reserve	59	62	1	1
21	Profit and loss account	1,456	1,147	174	42

	Shareholders' Funds	2,880	2,545	1,540	1,379

	Minority Interests
22	Equity minority interests	28	27	—	—
22	Non-equity minority interests	275	266	—	—

		303	293	—	—

	Total Capital Employed	3,183	2,838	1,540	1,379

On behalf of the Board
Directors:	D C Bonham
D J Kappler
22 February 2002

The accompanying notes are an integral part of the Balance Sheets.

92 Cadbury Schweppes Annual Report and Form 20-F 2001

	Group Cash Flow Statement for the 52 weeks ended 30 December 2001 (Note 1)

		2001	2000	1999
Notes		£m	£m	£m

26	Cash flow from operating activities	1,101	908	824
	Dividends received from associates	38	19	13
	Returns on investments and servicing of finance
	Interest paid	(173)	(37)	(131)
	Interest received	81	8	78
	Dividends paid to minority interests	(25)	(29)	(27)
		(117)	(58)	(80)
	Taxation	(178)	(164)	(161)
	Capital expenditure and financial investments
	Purchases of fixed assets	(239)	(126)	(128)
	Disposals of fixed assets	6	25	20
	Purchases of shares by the Employee Trust	(86)	(65)	(88)
		(319)	(166)	(196)
	Acquisitions and disposals
23	Acquisitions of businesses	(798)	(1,078)	(350)
	Proceeds from sale of subsidiaries and investments	84	39	563
		(714)	(1,039)	213
	Dividends paid to ordinary shareholders	(214)	(203)	(196)

	Cash (outflow)/inflow before use of liquid resources
	and financing	(403)	(703)	417
	Management of liquid resources
	Net change in commercial paper investments	—	(3)	216
	Net change in bank deposits	31	22	(56)
	Net change in bond investments	(5)	93	(81)
	Net change in equity and non-equity investments	3	(50)	(66)
		29	62	13
	Financing
21	Issues of ordinary shares	18	43	17
	Share repurchases	—	(7)	(79)
	Proceeds of new borrowings	1,532	1,078	111
	Borrowings repaid	(1,170)	(487)	(407)
	Proceeds of finance leases	—	1	—
	Capital element of finance leases repaid	(7)	(5)	(6)
	Net cash inflow/(outflow) from financing	373	623	(364)

	(Decrease)/increase in cash	(1)	(18)	66

	Free cash flow
	Cash (outflow)/inflow before use of liquid resources
	and financing	(403)	(703)	417
	Add back:
	Cash flows from acquisitions and disposals	714	1,039	(213)
	Purchases of shares by the Employee Trust	86	65	88

		397	401	292

	The accompanying notes are an integral part of the Cash Flow Statement.

Annual Report and Form 20-F 2001 Cadbury Schweppes 93

6 Financial Statements

Geographical Analysis for the 52 weeks ended 30 December 2001 (Note 1)

		Trading	Operating	Trading
	Turnover	Profit (a)	Assets (b)	Margin (a)
2001 - Continuing Operations	£m	£m	£m	%

North America Beverages	2,168	541	248	25.0
Europe Beverages	571	91	87	15.9
Europe Confectionery	1,532	212	472	13.8
Americas Confectionery	312	44	101	14.1
Asia Pacific	639	109	247	17.0
Africa, India and Middle East	288	33	87	11.5
Central and Other	9	(100)	22	n/a

	5,519	930	1,264	16.9

		Trading	Operating	Trading
	Turnover	Profit (a)	Assets (b)	Margin (a)
2000 - Continuing Operations	£m	£m	£m	%

North America Beverages	1,522	403	197	26.5
Europe Beverages	481	78	43	16.2
Europe Confectionery	1,427	200	568	14.0
Americas Confectionery	304	44	111	14.5
Asia Pacific	561	98	232	17.5
Africa, India and Middle East	272	28	115	10.3
Central and Other	8	(76)	(18)	n/a

	4,575	775	1,248	16.9

		Trading	Operating	Trading
	Turnover	Profit (a)	Assets (b)	Margin (a)
1999 - Continuing Operations	£m	£m	£m	%

North America Beverages	1,264	332	132	26.3
Europe Beverages	470	62	35	13.2
Europe Confectionery	1,401	198	592	14.1
Americas Confectionery	286	41	109	14.3
Asia Pacific	535	92	227	17.2
Africa, India and Middle East	271	29	147	10.7
Central and Other	7	(69)	(34)	n/a

	4,234	685	1,208	16.2

(a)  Excluding major restructuring costs of £53m in 2001, £49m in 2000 and £64m in 1999, goodwill amortisation of £46m in 2001, £13m in 2000 and £3m in 1999.
(b) Operating assets include tangible fixed assets, stock, debtors and creditors after excluding post-acquisition restructuring and pension provisions, borrowings, taxation and dividends.

Turnover and trading profit by destination and origin are not materially different. The geographical analysis shown above was revised to reflect changes to the Group’s management structure announced in March 2000. In particular, the split between beverages and confectionery streams was removed. The definition of operating assets was amended in 2000 to exclude provisions relating to acquisitions. The impact of this in 2001 is to increase operating assets by £42m (2000: £56m increase; 1999: £61m increase). Additionally the 1999 and 2000 numbers have been restated for revised allocations of central sales and costs in 2001. The effect on prior years is not material.

In the opinion of the Directors, the format shown above better represents the Group’s new structure.

1999
Discontinued Operations	£m

Turnover	67
Trading Profit	16
Operating Assets	—

All discontinued operations relate to beverages operations. There were no discontinued activities in 2001 or 2000.

94 Cadbury Schweppes Annual Report and Form 20-F 2001

Supplementary Reportable Geographical Information

	2001	2000	1999
	£m	£m	£m

Depreciation and Amortisation
North America Beverages	33	23	18
Europe Beverages	13	13	15
Europe Confectionery	70	70	70
Americas Confectionery	13	11	10
Asia Pacific	22	21	21
Africa, India and Middle East	12	13	12
Central and Other	45	15	7

	208	166	153

	2001	2000	1999
	£m	£m	£m

Capital Expenditure
North America Beverages	47	17	21
Europe Beverages	13	9	8
Europe Confectionery	49	50	63
Americas Confectionery	12	12	7
Asia Pacific	47	18	13
Africa, India and Middle East	10	8	11
Central and Other	62	12	4

	240	126	127

	2001	2000	1999
	£m	£m	£m

Identifiable Assets
North America Beverages	1,106	831	656
Europe Beverages	374	244	248
Europe Confectionery	964	1,004	958
Americas Confectionery	162	160	151
Asia Pacific	459	411	378
Africa, India and Middle East	180	206	407
Central and Other	4,180	3,758	2,167

	7,425	6,614	4,965

Supplementary Geographical Information

			Turnover		Fixed Assets

	2001	2000	1999	2001	2000
	£m	£m	£m	£m	£m

UK	934	953	989	655	540
US	2,609	1,936	1,283	1,997	1,734
Australia	516	448	423	188	163
All others	1,460	1,238	1,606	2,645	2,288

	5,519	4,575	4,301	5,485	4,725

Annual Report and Form 20-F 2001 Cadbury Schweppes 95

6 Financial Statements

Notes to the Financial Statements

1	Nature of Operations and Accounting Policies
(a) Nature of operations and geographical results
Cadbury Schweppes plc (the “Company”) and its subsidiary and associated undertakings (the “Group”) are principally engaged in the manufacture and distribution for sale of branded beverages and confectionery, and related foods, supplied through wholesale and retail outlets of the confectionery, licensed, catering and grocery trades in almost 200 countries throughout the world. The Group is focused on the beverages and confectionery businesses, two closely related consumer markets, and manages an extensive portfolio of brands.

Significant measures used by management in assessing geographical performance include sales, trading profit (before major restructuring costs, goodwill amortisation and exceptional items) and trading margins (before major restructuring costs, goodwill amortisation and exceptional items). The basis of accounting for these measures is UK generally accepted accounting principles. Transactions between reportable segments are not material.

(b) Accounting convention
The financial statements are prepared under the historical cost convention modified for the revaluation of certain land and buildings. The financial statements are prepared in accordance with applicable accounting standards all of which have been applied consistently throughout the year and the preceding year, with the exception of accounting standards adopted in the current year.

The following Financial Reporting Standards have been adopted in these financial statements:
The transitional disclosure requirements of Financial Reporting Standard (“FRS”) 17 “Retirement Benefits” have been adopted in the year, but these have no effect on the primary financial statements. All the requirements of the FRS must be adopted in full for accounting periods ended on, or after, 22 June 2003. The impact that full adoption will have on the financial statements is not currently known.

FRS 18 “Accounting Policies” has been adopted in full during the year. This has not led to a restatement of prior year results.
FRS 19 “Deferred Tax” has been adopted in full during the year. The adoption of FRS 19 has resulted in a restatement of prior year results due to the impact of recognising increased levels of deferred tax assets and liabilities. Further details regarding the change in accounting policy resulting from the adoption of FRS 19 are set out in Note 17.

(c) Financial year
The financial statements are made up to the Sunday nearest to 31 December. Periodically this results in a financial year of 53 weeks. The profit and loss accounts cover the 52 weeks from 1 January 2001 to 30 December 2001, the 52 weeks from 3 January 2000 to 31 December 2000, and the 52 weeks from 3 January 1999 to 2 January 2000. The balance sheets for 2001 and 2000 have been drawn up as at 30 December 2001 and 31 December 2000 respectively.

(d) Basis of consolidation
The financial statements are presented in the form of Group financial statements and no profit and loss account is presented for Cadbury Schweppes plc itself as the exemption in Section 230 of the Companies Act 1985 applies.

The Group financial statements consolidate the accounts of the parent company and its subsidiary undertakings after eliminating internal transactions and recognising the minority interests in those subsidiary undertakings.

96 Cadbury Schweppes Annual Report and Form 20-F 2001

(e) Acquisition or disposal of subsidiary undertakings
Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control and those of undertakings disposed of up to the effective date of disposal. For this purpose the separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control.

(f) Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates ruling at the end of the financial year except when covered by an open foreign exchange contract in which case the rate of exchange specified in the contract is used.

Differences on exchange arising from the translation of both the opening balance sheets of overseas subsidiary undertakings (date of control in case of acquisition during the year) and foreign currency borrowings used to finance or hedge long-term foreign investments are taken directly to reserves. All other profits and losses on exchange are credited or charged to operating profit.

The results of overseas undertakings are translated into sterling at average rates. The exchange differences arising as a result of restating net assets to closing rates are dealt with as movements on reserves.

(g) Turnover
This represents the invoiced value of sales (net of trade discounts) and royalties excluding inter-company sales, value added tax and sales taxes. Revenue is recognised when persuasive evidence of an arrangement with a customer exists, delivery has occurred, the price is fixed or determinable and collection of the amount due is reasonably assured.

(h) Research and development expenditure
Expenditure is written off in the financial year in which it is incurred.
(i) Earnings per Ordinary Share
Basic Earnings per Ordinary Share (“EPS”) is calculated by dividing the profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share options).

Underlying EPS represents Basic EPS, adjusted in order to exclude exceptional items, goodwill amortisation, major restructuring costs (net of tax) and profits and losses on disposal of subsidiaries and investments.

(j) Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Annual Report and Form 20-F 2001 Cadbury Schweppes 97

6 Financial Statements

Notes to the Financial Statements

1	Nature of Operations and Accounting Policies continued
(j) Taxation continued
Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. On adoption of FRS 19, the Group has changed its accounting policy in respect of deferred taxation and restated prior year results accordingly.

(k) Stocks
Stocks are valued at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels.

(l) Tangible fixed assets
Depreciation is charged on the original cost or subsequent valuation of assets (excluding freehold land and assets in course of construction). The principal rates, using the straight line method, are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	10%
Vehicles	12.5% - 20%
Office equipment	20%
Computer software	12.5% - 33%

Short leasehold properties are depreciated over the shorter of the estimated life of the asset or the life of the lease.
In specific cases higher depreciation rates are used e.g. high speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor. The rates used overseas are not materially different from the rates used above, but they vary according to local conditions and requirements. Computer software and related costs are capitalised upon meeting pre-defined criteria.

(m) Fixed assets held under leases
Where assets are financed by leasing agreements that give rights approximating to ownership (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the profit and loss account on the same basis as shown above. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.

(n) Revaluation of properties
Prior to 1999, freehold and leasehold properties were revalued every five years. Any overall surplus over book value was credited to the revaluation reserve and any overall deficit below historical cost was charged to the profit and loss account in the year of revaluation. On adoption of FRS 15 in 1999 the Group decided that no further revaluations would be undertaken. Transfers are made to retained profits each year in order to amortise surpluses over the remaining useful lives of the properties. On disposal the profit or loss is calculated by reference to the net book value and any unamortised revaluation surplus is transferred from revaluation reserves to retained profits.

98 Cadbury Schweppes Annual Report and Form 20-F 2001

(o) Intangibles and goodwill
Intangibles represent significant owned brands acquired since 1985 valued at historical cost. No amortisation is charged as the annual results reflect significant expenditure in support of these brands and the carrying values are reviewed on an annual basis for any impairment in value. Where there is a split between brands and goodwill, this is calculated based on the Group’s valuation methodology.

Prior to 1998, goodwill, being any excess of the consideration over fair value, was written off against reserves on consolidation. Upon disposal of a previously acquired business the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

Since 1998, acquired goodwill has been capitalised and its subsequent measurement (via annual impairment review or an annual amortisation charge) determined based on the individual circumstances of each business acquired. Goodwill is amortised over 20 years. Goodwill written off to reserves prior to 1998 has not been recorded on the balance sheet.

The Group has concluded that goodwill arising on its associate, Dr Pepper/Seven Up Bottling Group (“DPSUBG”), should not be amortised as it has an indefinite useful economic life. This investment is considered to have indefinite durability that can be demonstrated, and the value of the investment can be readily measured. Additionally, no amortisation was charged in 1999 on goodwill arising on Amalgamated Beverage Industries Ltd (“ABI”). ABI was disposed of in 2000.

DPSUBG operates in a longstanding and profitable market sector; the US soft drinks bottling industry has over 100 years of history. The sector has high market entry barriers due to the nature of licence agreements with soft drink concentrate owners (including the Group’s subsidiary Dr Pepper/Seven Up, Inc. (“DPSU”)) and the capital required to operate as a bottler and distributor. As an associate, the company is managed separately from the Group and can be valued on a discounted cash flow basis.

The Group has not amortised this goodwill, a departure from the Companies Act 1985 Paragraph 21 of Schedule 4, for the over-riding purpose of giving a true and fair view of the Group’s results, for the reasons outlined above. If the goodwill arising on DPSUBG and ABI had been amortised over a period of 20 years, operating profit would have decreased by £15m in 2001 (2000: £15m; 1999: £10m), and the investment in associates would be decreased by £30m in 2001 and £15m in 2000.

(p) Associated undertakings
All companies where the Group exercises significant influence, normally by board representation and/or ownership of 20% of the voting rights on a long-term basis, are treated as associated undertakings. The value of associated undertakings reflects the Group’s share of the net assets of the companies concerned. The Group’s share of the profit before tax of associated undertakings is included in the Group Profit and Loss Account. All associated undertakings have financial years which are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot are based on its most recent, published, unaudited financial statements to 30 September.

(q) Pensions
The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account on a consistent basis over the service lives of employees. Such costs are calculated by reference to actuarial valuations and variations from such regular costs are spread over the remaining service lives of the current employees. To the extent to which such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet.

Annual Report and Form 20-F 2001 Cadbury Schweppes 99

6 Financial Statements

Notes to the Financial Statements

1	Nature of Operations and Accounting Policies continued
(r) Liquid resources
Liquid resources are defined as current asset investments which are readily convertible into known amounts of cash without curtailing or disrupting the business, primarily bank deposits, commercial paper and bond investments.

(s) Financial instruments
To qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

Gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

(t) Share split
The Company undertook a two for one share split in 1999. The number of shares used in calculating dividends per share and earnings per share has been restated for prior periods.
(u) Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2	Profit on sale of subsidiaries and investments
The significant disposals during the year were RC Cola International, and its private-label concentrate business, acquired with Snapple Beverage Group, Schweppes Zimbabwe Ltd, the Group’s bottling business in Zimbabwe, beverage brands in Zimbabwe and Serbia, and food brand licences in Australia. Goodwill of £5m previously written off to reserves, has been written back to the Profit and Loss Account and fully provided for. This goodwill relates to an expected disposal in 2002. Cash proceeds of £84m were received on sales of subsidiaries and investments, which generated a net profit of £31m after write-off of the related net assets.

The most significant disposals during 2000 were Amalgamated Beverage Industries Ltd (“ABI”), the Group’s South African associated undertaking, and beverage brands in Zambia. The overall profit on disposals was £27m.

The most significant disposal during 1999 was the disposal of beverages brands in 160 markets. An analysis of the profit on disposal is set out below:

£m

Proceeds less costs and tangible assets	467
Goodwill previously written off to reserves	(51)
Brands disposed	(66)

Profit on disposal before taxation	350

The operating results of the beverages operations disposed of during 1999 have been treated as discontinued operations. The net cash inflow included in the Group Cash Flow in relation to the disposed beverages brands in 1999 was £23m.

100 Cadbury Schweppes Annual Report and Form 20-F 2001

3	Operating costs

(a) Operating costs analysis:

	Continuing	Discontinued
	operations	operations	Total
	£m	£m	£m

2001
Cost of sales	2,598	—	2,598
Distribution costs, including marketing	1,511	—	1,511
Administration expenses	579	—	579

	4,688	—	4,688

2000
Cost of sales	2,160	—	2,160
Distribution costs, including marketing	1,272	—	1,272
Administration expenses	430	—	430

	3,862	—	3,862

1999
Cost of sales	2,116	20	2,136
Distribution costs, including marketing	1,136	22	1,158
Administration expenses	364	9	373

	3,616	51	3,667

       (b)  Profit on ordinary activities before taxation is after charging:

	2001	2000	1999
	£m	£m	£m

Depreciation on owned assets	160	147	143
Depreciation on assets under finance leases	2	6	7
Auditors’ remuneration for audit services	3	2	2
Research and development costs	29	25	26
Maintenance and repairs	71	55	53
Advertising	487	401	337

Auditors’ remuneration includes £0.2m (2000: £0.2m; 1999: £0.2m) in respect of the parent company.
Amounts payable to Arthur Andersen and their associates by the Company and its subsidiary undertakings in respect of non-audit services were £4m (2000: £3m; 1999: £1m). Of this amount, amounts paid in relation to non-audit services include £1.2m for services provided in the UK. Non-audit fees relate primarily to taxation and due diligence services.

(c) Major restructuring costs
The 2001 results include £58m in expenditure on major restructuring activities including £5m included within share of operating profit in associates. Of this total £13m relates to integration projects in acquired businesses, the most significant of which are La Casera, ReaLemon/ReaLime, Carteret, Spring Valley, Wave and Orangina. The other significant ongoing restructuring was the merging of both the confectionery operations in the UK and Canada. The Group’s share of major restructuring in associates includes £3m for Camelot for one-off costs.

The 2000 results include £50m in expenditure on major restructuring activities, including £1m included within share of operating profit in associates. Of this total, £15m relates to integration projects in acquired businesses. The most significant restructuring projects undertaken during the year included the merging of UK confectionery operations, reorganisation of the Group management structure and integration of the Snapple, Hollywood and Lion Nathan acquisitions.

Annual Report and Form 20-F 2001 Cadbury Schweppes 101

6 Financial Statements

Notes to the Financial Statements

3	Operating costs continued
(c) Major restructuring costs continued
The 1999 results include £64m in expenditure on major restructuring activities. The restructuring costs principally include reconfiguration and rationalisation in the Group’s UK confectionery businesses and restructuring of sales and administration in Schweppes Spain resulting from findings of the Value Based Management review. The Group’s share of operating profit in associates also includes £11m representing the Group’s share of restructuring costs from The American Bottling Company (“ABC”) as well as the Group’s share of restructuring required to combine ABC with the newly acquired Dr Pepper Bottling Company of Texas (“DPBCOT”).

4	Employees and emoluments

	2001	2000	1999
	£m	£m	£m

Emoluments of employees, including directors, comprised:
Wages and salaries	704	620	598
Social security costs	76	64	58
Other pension costs	28	28	27

	808	712	683

A geographical analysis of the number of employees is given in the Description of Business on page 35.
5	Directors’ Remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained on pages 69 to 78 in the Report of the Directors.
6	Net interest

	2001	2000	1999
	£m	£m	£m

Bank and other loans not wholly repayable within five years	6	5	3
Bank and other loans wholly repayable within five years	115	110	109
Commercial paper	31	17	7
Finance leases	2	2	3
Bank overdrafts and other short-term borrowings	10	19	2

	164	153	124
Less: Interest on short-term investments	(81)	(128)	(78)

Net interest arising in Group Companies	83	25	46
Share of net interest arising in associates	23	24	15

	106	49	61

102 Cadbury Schweppes Annual Report and Form 20-F 2001

7	Tax on Profit on Ordinary Activities

	2001	2000	1999
	£m	£m	£m

UK:
Corporation tax	80	99	21
Double tax relief	(76)	(80)	(17)
Deferred tax (see Notes 16 and 17)	40	15	13
Associated undertaking	3	6	4

	47	40	21

Overseas:
Tax payable (including withholding taxes)	191	181	171
Deferred tax (see Notes 16 and 17)	2	6	11
Associated undertakings	6	6	6

	199	193	188

Over provision in previous years:
Current tax	(11)	(2)	1
Deferred tax (see Notes 16 and 17)	6	(7)	(2)

	241	224	208

The Group’s effective tax rate (excluding tax on sales of subsidiaries and investments) in 2001 was 30.6% compared to 30.7% in 2000. Tax relief on restructuring costs was taken at 26% in 2001 compared with 30% in 2000.

£1m tax was payable on the disposal gains in 2001 (2000: £nil) (see Note 2).
The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the current tax charge as a percentage of profit before tax.

	2001	2000
	%	%

UK Corporation Tax rate	30.0	30.0
Excess of book depreciation over tax depreciation	(0.4)	(0.1)
Relief for stocks and investment incentives	(0.4)	(0.8)
Capital items not subject to tax	(0.8)	(1.9)
Non-deductible expenses	(0.7)	2.6
Amortisation of intangibles	(3.0)	(1.7)
Losses of current year not relieved	—	(0.3)
Losses of current and previous years now relieved	(0.3)	(0.1)
Differences in overseas tax rates	0.7	(0.5)
Over provisions in prior years	(1.4)	(0.2)
Other	—	1.0

Current tax charge as a percentage of profit before tax	23.7	28.0

The Group expects the underlying effective tax rate, excluding disposals, to remain broadly similar for future years.
8	Dividends

	2001	2000	1999
	£m	£m	£m

Ordinary shares
Interim 3.35p per share paid (2000: 3.20p; 1999: 3.05p)	67	66	61
Final 7.65p per share proposed (2000: 7.30p; 1999: 6.95p)	155	143	141

	222	209	202

The interim dividend was paid on 16 November 2001.
The Company’s reserves available for distribution were £174m. This amount assumes that, following the payment of the interim dividend in November 2001 in technical infringement of the Companies Act 1985, the position has been regularised through the appropriation of profit to the payment of the interim dividend by a special resolution to be sanctioned at the Annual General Meeting.

Annual Report and Form 20-F 2001 Cadbury Schweppes 103

6 Financial Statements

Notes to the Financial Statements

9	Earnings per Ordinary Share
(a) Basic Earnings per Share (“EPS”)
Basic EPS is calculated on the weighted average of 2,005 million shares (2000: 2,001 million shares; 1999: 2,026 million shares) in issue during the year.
(b) Underlying EPS
The reconciliation between Basic EPS and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

			EPS			Earnings

		2000	1999		2000	1999
	2001	restated	restated	2001	restated	restated
	pence	pence	pence	£m	£m	£m

Earnings	27.0	24.8	32.0	542	496	649
Adjust for:
Goodwill amortisation	2.3	0.6	0.1	46	13	3
Profit on sale of subsidiaries and investments, net of tax and minority interests	(1.4)	(1.3)	(12.3)	(30)	(27)	(250)
Major restructuring costs, net of tax	2.1	1.7	3.0	43	34	61

Underlying earnings	30.0	25.8	22.8	601	516	463

(c) Diluted EPS
Diluted EPS has been calculated based on the Basic EPS Earnings amount above.
A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2001	2000	1999
	million	million	million

Average shares used in Basic EPS calculation	2,005	2,001	2,026
Dilutive share options outstanding	23	20	24

Shares used in Diluted EPS calculation	2,028	2,021	2,050

Share options not included in the diluted calculation because they were anti-dilutive in the period totalled 21 million in 2001 (2000: nil; 1999: nil).
10	Intangible Assets and Goodwill

	Goodwill	Intangibles	Total
2001	£m	£m	£m

Cost at beginning of year	825	2,354	3,179
Exchange rate adjustments	(10)	49	39
Goodwill arising on acquisition of subsidiaries	225	—	225
Intangibles arising on acquisition of brands	—	361	361
Goodwill disposed	(21)	—	(21)

Cost at end of year	1,019	2,764	3,783

Amortisation at beginning of year	(16)	—	(16)
Amortisation for year	(46)	—	(46)

Amortisation at end of year	(62)	—	(62)

Net book value at beginning of year	809	2,354	3,163

Net book value at end of year	957	2,764	3,721

Goodwill arising on the acquisition of associated undertakings is included in Investments in associates on the Balance Sheet (see Note 12).

104 Cadbury Schweppes Annual Report and Form 20-F 2001

	Goodwill	Intangibles	Total
2000	£m	£m	£m

Cost at beginning of year	72	1,656	1,728
Exchange rate adjustments	(19)	103	84
Goodwill arising on acquisition of subsidiaries	772	—	772
Intangibles arising on acquisition of brands	—	595	595

Cost at end of year	825	2,354	3,179

Amortisation at beginning of year	(3)	—	(3)
Amortisation for year	(13)	—	(13)

Amortisation at end of year	(16)	—	(16)

Net book value at beginning of year	69	1,656	1,725

Net book value at end of year	809	2,354	3,163

11	Tangible Fixed Assets
(a) Analysis of movements

				Group

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation
At beginning of year	454	1,706	99	2,259
Exchange rate adjustments	(10)	(49)	(2)	(61)
Additions	6	56	178	240
Additions on acquisitions	24	48	1	73
Transfers on completion	10	82	(92)	—
Writedown of revalued assets	(4)	—	—	(4)
Disposals	(18)	(44)	(4)	(66)

At end of year	462	1,799	180	2,441

Depreciation
At beginning of year	(73)	(1,080)	—	(1,153)
Exchange rate adjustments	—	34	—	34
Depreciation for year	(12)	(150)	—	(162)
Writedown of revalued assets	1	—	—	1
Disposal	7	41	—	48

At end of year	(77)	(1,155)	—	(1,232)

Net book value at beginning of year	381	626	99	1,106

Net book value at end of year	385	644	180	1,209

The value of land not depreciated is £99m (2000: £95m).

				Company

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation
At beginning of year	7	30	—	37
Additions	—	—	57	57

At end of year	7	30	57	94

Depreciation
At beginning of year	(1)	(11)	—	(12)
Depreciation for year	—	(3)	—	(3)

At end of year	(1)	(14)	—	(15)

Net book value at beginning of year	6	19	—	25

Net book value at end of year	6	16	57	79

Annual Report and Form 20-F 2001 Cadbury Schweppes 105

6 Financial Statements

Notes to the Financial Statements

11	Tangible Fixed Assets continued
(b) Finance Leases
The net book value of plant and equipment held under finance leases is made up as follows:

	2001	2000
	£m	£m

Cost	99	106
Less: Accumulated depreciation	(86)	(84)

	13	22

(c) Analysis of land and buildings

		Group		Company

	2001	2000	2001	2000
	£m	£m	£m	£m

Analysis of net book value:
Freehold	350	347	3	3
Long leasehold	27	23	3	3
Short leasehold	8	11	—	—

	385	381	6	6

Analysis of gross value:
At 1995 valuation - Existing use	284	284	7	7
- Alternative use	1	1	—	—
At cost	177	169	—	—

	462	454	7	7

The Group properties were professionally revalued at 30 September 1995. If the revalued assets were stated on a historical cost basis, the amounts would be as follows:

		Group		Company

	2001	2000	2001	2000
	£m	£m	£m	£m

Land and buildings at cost	252	242	6	6
Accumulated depreciation thereon	(85)	(73)	(1)	(1)

	167	169	5	5

Depreciation charge for the year	12	5	—	—

(d) Capital Commitments
Commitments for capital expenditure contracted for but not provided in the Group Financial Statements at the end of the year were £17m in 2001 and £10m in 2000 (£nil for the Company in 2001 and 2000).

106 Cadbury Schweppes Annual Report and Form 20-F 2001

12	Investments
(a) Analysis of components

		Group		Company

	2001	2000	2001	2000
	£m	£m	£m	£m

Shares in associated undertakings
- Listed overseas	10	8	—	—
- Unlisted	157	180	11	11
Loans to associated undertakings	142	112	—	—

Investments in associates	309	300	11	11

Shares in subsidiary undertakings	—	—	613	607
Loans to subsidiary undertakings	—	—	3,592	4,082
Listed investments	240	153	240	153
Other unlisted investments other than loans	6	3	—	—

Investments	246	156	4,445	4,842

Details of the principal subsidiary and associated undertakings are set out in Note 29. Listed investments include £240m (2000: £153m) of own shares purchased by the Cadbury Schweppes Employee Trust (the “Employee Trust”) for use in fulfilling employee share option plans. This represents 55 million shares acquired, which had a market value of £242m. The cost of providing shares awarded and expected to vest under employee share plans is accrued over the performance period of the plans. Approximately 35 million shares are under option and 1 million shares are conditionally gifted to employees, subject to the achievement of certain performance targets by the Group. The majority of the balance is held for allocation to employees in respect of the Group’s LTIP, BSRP and ESO schemes. Group dividends are received on 2.0 million of the shares (2000: 2.4 million), with the balance receiving only a nominal dividend.

(b) Analysis of movements in associated undertakings

	Listed
	overseas	Unlisted
	£m	£m

Cost at beginning of year	4	116
Exchange rate adjustments	—	2
Additions	—	1
Disposals	—	(3)

Cost at end of year	4	116

Share of reserves at beginning of year	4	64
Exchange rate adjustments	(1)	1
Share of profits after tax	4	13
Dividends received (2000: £19m)	(1)	(36)
Disposals	—	(1)

Share of reserves at end of year	6	41

Net book value at beginning of year	8	180

Net book value at end of year	10	157

Market value of listed investments (2000: £25m)	48

Tax liability if sold at this value (2000: £5m)	11

The historical cost of the Group’s equity investment in DPSUBG is £123m. In addition, the Group acquired a US$150m high yield bond issued by DPSUBG which is still held at year end. The Group owns approximately 40% of DPSUBG.

Annual Report and Form 20-F 2001 Cadbury Schweppes 107

6 Financial Statements

    Notes to the Financial Statements

12	Investments continued
(b) Analysis of movements in associated undertakings continued
The Group’s investment in Camelot, the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular, it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

The Group sold 25% of its shareholding in Camelot to Consignia plc, thereby reducing its holding from 26.7% to 20%, in January 2002.
(c) Additional associated undertaking disclosures
The Group’s share in its associated undertakings selected profit and loss and balance sheet items is as follows:

	2001	2000
	£m	£m

Turnover	1,934	1,930
Fixed assets	134	123
Current assets	220	241
Liabilities due within one year	(230)	(208)
Liabilities due after one year	(336)	(298)

The Group’s share in selected profit and loss and balance sheet items for its associated undertaking Camelot is as follows:

	2001	2000
	£m	£m

Turnover	1,342	1,382
Profit before tax	11	16
Tax	(3)	(5)
Profit after tax	8	11

Fixed assets	10	7
Current assets	105	123
Liabilities less than one year	(101)	(91)
Liabilities greater than one year	—	—

Operating profit from associates can be split into the following geographic regions:

	2001	2000	1999
	£m	£m	£m

North America Beverages	36	31	—
Europe Beverages	6	7	5
Africa, India and Middle East	7	13	14
Central and Other	8	14	16

Total	57	65	35

During the year the Group paid bottling fees to L’Europeenne D’Embouteillage SNC totalling £45m. The year end net payable by Group companies was £3m. The Group sold beverages concentrate totalling £262m (2000: £231m) and paid bottling fees of £42m (2000: £nil) to DPSUBG and the amount owing by DPSUBG at the year end was £32m (2000: £26m).

The Group also sold other services for £1m to other associates, purchased other services of £1m from other associates, and has a year end net receivable of £3m from other associates.
All the above transactions took place in the ordinary course of business.
Goodwill included in the carrying value of associates is £309m.

108 Cadbury Schweppes Annual Report and Form 20-F 2001

(d) Analysis of movements — Company

	Shares	Loans	Shares
	subsidiary	subsidiary	associated
	undertakings	undertakings	undertakings
	£m	£m	£m

Cost less amount written off at beginning of year	607	4,235	11
Movements in year	6	(403)	—

Cost less amount written off at end of year	613	3,832	11

13	Stocks

		Group

	2001	2000
	£m	£m

Raw materials and consumables	169	155
Work in progress	31	39
Finished goods and goods for resale	287	264

	487	458

14	Debtors

		Group		Company
				restated

	2001	2000	2001	2000
	£m	£m	£m	£m

Trade debtors	725	666	—	—
Amounts owed by subsidiary undertakings	—	—	72	29
Amounts owed by associated undertakings	7	3	—	—
Tax recoverable within one year	21	14	72	2
Other debtors
- receivable within one year	65	66	4	8
- receivable after more than one year	88	78	1	1
Prepayments and accrued income	90	96	4	4
Deferred tax recoverable after more than one year	—	—	8	10

	996	923	161	54

Amounts are receivable within one year unless otherwise indicated.
The movement on allowance for doubtful accounts is as follows:

	2001	2000	1999
	£m	£m	£m

Balance at beginning of year	24	28	31
Exchange adjustments	(1)	1	(1)
Charged to profit and loss account	5	12	6
Acquisition	2	—	—
Utilised	(4)	(17)	(8)

Balance at end of year	26	24	28

Annual Report and Form 20-F 2001 Cadbury Schweppes 109

6 Financial Statements

    Notes to the Financial Statements

15	Creditors other than borrowings

		2001		2000

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Group
Trade creditors	477	—	419	—
Payments on account	14	—	9	—
Tax on profit	199	52	188	62
Other taxes and social security costs	77	—	74	—
Accruals and deferred income	450	—	414	—
Government grants	—	2	1	2
Other creditors	320	8	224	8
Deferred consideration	—	—	140	—
Proposed dividends
- to ordinary shareholders	154	—	146	—
- to minorities	3	—	2	—

	1,694	62	1,617	72

Company
Amounts owed to subsidiary undertakings	8	—	—	—
Tax on profit	91	—	15	—
Accruals and deferred income	35	—	16	—
Other creditors	73	—	61	—
Proposed dividend to ordinary shareholders	154	—	146	—

	361	—	238	—

16	Provisions for Liabilities and Charges

					Group	Company

				Contractual,
	Deferred	Retirement		legal and
	taxation	benefits	Restructuring	other	Total
	£m	£m	£m	£m	£m	£m

At beginning of year	105	57	43	56	261	1
Prior year adjustment	89	—	—	—	89	—

At beginning of year restated	194	57	43	56	350	1
Exchange rate adjustments	(2)	(1)	—	—	(3)	—
Profit and loss account	48	8	53	(20)	89	—
Utilised in the year	—	(22)	(64)	(4)	(90)	(1)
Acquisitions/Disposals	(3)	(1)	15	—	11	—
Transfer from current tax/other creditors	25	—	—	10	35	—

At end of year	262	41	47	42	392	—

A further analysis of the Group and Company deferred taxation provision is given in Note 17. The provisions for retirement benefits primarily relate to pension schemes, details of which are given in Note 18.

The charge to the profit and loss account for restructuring is explained in Note 3. The restructuring expenditure in the year includes £30m in respect of restructuring charges recorded in 2001 and £34m in respect of restructuring charges recorded in prior years. Substantially all of the restructuring provision at the end of the year is expected to result in cash expenditure in 2002. The restructuring charge relates mainly to severance costs. The severance programmes impacted 929 employees with 537 being manufacturing related and the balance being sales and administration related.

110 Cadbury Schweppes Annual Report and Form 20-F 2001

Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but expenditure in 2002 is not expected to be significant. The profit and loss credit comprises releases of £20m.

17	Deferred Taxation
The analysis of the deferred tax liabilities/(assets) included in the financial statements at the end of the year is as follows:

		Group		Company

		2000		2000
	2001	restated	2001	restated
	£m	£m	£m	£m

Accelerated capital allowances (“ACAs”)	63	69	(5)	(5)
Intangibles timing differences	64	45	—	—
Other timing differences	135	80	(3)	(5)

	262	194	(8)	(10)

Gross deferred tax assets at year end are £46m (2000: £55m). The Company deferred tax asset is included in debtors (see Note 14).
The Group has unrecognised deferred tax liabilities on property revaluations of £5m (2000: £5m). The Company has unrecognised deferred tax liabilities on property revaluations of £1m (2000: £1m).
The effect of the FRS 19 restatement is as follows:

		2000
		as previously	FRS 19	2000
	2001	stated	restatement	restated
	£m	£m	£m	£m

Tax on profit on ordinary activities:
Deferred tax on ACAs and other timing differences	(5)	14	—	14
Deferred tax on intangibles	19	—	—	—

Balance sheet
Deferred tax liability on ACAs and other timing differences	7	(105)	(44)	(149)
Deferred tax liability on intangibles	(19)	—	(45)	(45)
Reserves at beginning of year
- shareholders’ funds	(2)	2,633	(88)	2,545
- minority interest — equity	—	28	(1)	27

To the extent that dividends from overseas undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for other unremitted earnings since these amounts are considered permanently reinvested by subsidiary undertakings and in the case of associated undertakings the taxes would not be material. Distributable earnings retained by overseas subsidiary undertakings and the principal associated undertakings totalled approximately £1,389m at 30 December 2001. The remittance of these amounts would incur tax at varying rates depending on available foreign tax credits.

Tax losses carried forward as at 30 December 2001 for offset against future earnings of overseas companies were approximately £83m (2000: £103m). The utilisation of losses is dependent upon the level of future earnings and other limiting factors within the countries concerned. Tax losses totalling £28m have expiration periods in 2002 and 2003, tax losses of £6m expire in 2004 to 2013 and tax losses totalling £49m have no expiry date.

Deferred tax has not been provided on these tax losses as in the opinion of the Directors it is unlikely that these losses will reverse in the forseeable future.

Annual Report and Form 20-F 2001 Cadbury Schweppes 111

6 Financial Statements

    Notes to the Financial Statements

17	Deferred Taxation continued
The US GAAP analysis of the deferred tax liability is as follows:

	2001	2000
	£m	£m

Liabilities
Fixed asset timing differences	63	69
Intangibles timing differences	47	9
Other timing differences	135	79

	245	157

Assets
Operating losses carried forward	(25)	(37)
Less: Valuation allowance	25	37

	—	—

Net deferred tax liability	245	157

The movement in the valuation allowance during the year is a result of utilisation, or expiry of tax losses.
18	Pension Arrangements and other Post-Retirement Benefits
The Group has various pension schemes throughout the world and these cover a significant proportion of the current employees. The principal schemes are of the defined benefit type, with benefits accruing based on final salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations. Costs are normally spread as a percentage of payroll.

In the UK, US and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.

(a) UK GAAP
The major scheme is the Cadbury Schweppes Pension Fund in the UK for which the last full valuation was carried out as at 5 April 1999 on the projected unit method when the market value of the assets was £1,277m. The level of funding on the assumptions shown below was 114%.

The principal long term assumptions used for the actuarial valuation were as follows:

Rate of return on new investments	7.25%
Earnings increases	5.00%
Pensions increases	3.00%
Growth of dividends	4.25%

Credit for the estimated surplus has been spread over the remaining service lives of the existing employees and the net contribution rate on the accruals basis is 5.1% of pensionable payroll. The dates of the latest actuarial reviews of the main schemes for the principal overseas subsidiaries were: Ireland: 5 April 2000, US: 1 January 2001, Australia: 30 June 2000 and Canada: 1 January 2001. The aggregate market value of these schemes at the relevant review dates was approximately £355m.

The total pension cost for the year was £28m (2000: £28m; 1999: £27m), of which £10m (2000: £11m; 1999: £10m) related to the UK and £13m (2000: £12m; 1999: £12m) to the above mentioned principal overseas funds.

112 Cadbury Schweppes Annual Report and Form 20-F 2001

Additional disclosures regarding the Group’s defined benefit pension schemes and post-retirement medical benefit schemes are required under the transitional provisions of FRS 17 “Retirement Benefits”, and these are set out below. The disclosures relate to the first year of the transitional provisions. They provide information that will be necessary for full implementation of FRS 17.

The additional disclosures required by FRS 17 are as follows:

Main financial assumptions	%
Rate of increase in salaries	3.5-4.5
Rate of increase in pensions in payment	0-2.5
Rate of increase for deferred pensioners	0-2.25
Discount rate for scheme liabilities	6.0-7.0
Inflation	2.25-3.00
Medical cost inflation	5.0

The market value of assets, across all significant defined benefit schemes and post-retirement medical benefit schemes, as at 30 December 2001 are as follows:

	Expected	Post-retirement	Defined
	long-term	medical benefits	benefit schemes
	rate of return	Market value	Market value
	%	£m	£m

Equities	7.0-11.0	2	1,172
Bonds	4.5-7.0	1	357
Property	6.0-7.0	—	129
Other	3.0-9.5	—	72

		3	1,730
Present value of scheme liabilities		(13)	(1,618)

(Deficit)/surplus in the schemes before deferred tax		(10)	112
Notional deferred tax asset/(liability)		3	(34)

Net (liability)/asset		(7)	78

The contribution rate for 2001 was 10% of pensionable earnings and the agreed contribution rate for the next year is 10% of pensionable earnings for the UK schemes. The agreed contribution rates for other schemes vary depending on the scheme.

The net asset of £78m for the defined benefit schemes includes schemes with net assets of £122m, and schemes with net liabilities of £44m.
(b) US GAAP
The major plans are reviewed in accordance with Statement of Financial Accounting Standard (“SFAS”) 87 annually and the disclosures below have been presented in accordance with SFAS 132. The net periodic pension cost for the major plans under SFAS 87 was made up as follows:

	2001	2000	1999
	£m	£m	£m

Service cost	51	47	48
Employee contributions	(8)	(8)	(8)
Interest cost	92	88	76
Expected return on assets	(113)	(104)	(92)
Amortisation of prior year service cost	(1)	(1)	(2)
Recognition of actuarial (loss)	(8)	(5)	(4)

	13	17	18

For the purposes of amortising gains and losses, the 10% corridor has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three year period.

Annual Report and Form 20-F 2001 Cadbury Schweppes 113

6 Financial Statements

    Notes to the Financial Statements

18	Pension Arrangements and other Post-Retirement Benefits continued
(b) US GAAP continued
The weighted average assumptions used were as follows:

	2001	2000	1999
	%	%	%

Discount rate	6.0	6.5	6.6
Long-term rate of return on assets	6.8	7.0	7.2
Earnings increase	4.4	4.9	5.0

The movement in the benefit obligation and plan assets was as follows:

	2001	2000	1999
	£m	£m	£m

Benefit Obligation
At beginning of year	1,482	1,385	1,268
Exchange rate adjustments	(9)	4	(6)
Service cost	38	39	40
Interest cost	86	88	76
Acquisitions/disposals	—	2	—
Actuarial loss	7	27	73
Amendments	(6)	14	—
Benefits paid	(67)	(85)	(74)
Employee contributions	8	8	8

At end of year	1,539	1,482	1,385

Plan Assets
At beginning of year	1,890	1,665	1,414
Exchange rate adjustments	(13)	4	(19)
Actual return on plan assets	(265)	275	312
Employer contributions	31	23	16
Employee contributions	8	8	16
Benefits paid	(70)	(85)	(74)
Expenses and tax paid	(6)	—	—

At end of year	1,575	1,890	1,665

Funded status	36	408	280
Unrecognised prior service cost	10	8	—
Unrecognised transition amount	5	4	3
Unrecognised net actuarial loss	(96)	(489)	(352)

Accrued benefit	(45)	(69)	(69)

114 Cadbury Schweppes Annual Report and Form 20-F 2001

19	Borrowings
(a) Analysis of net borrowings

	2001	2000
	£m	£m

Net cash:
Cash at bank and in hand	134	174
Bank overdrafts	(27)	(74)

	107	100
Liquid resources	323	334
Other short-term borrowings	(668)	(1,246)
Long-term borrowings	(1,399)	(417)

	(1,637)	(1,229)

(b) Reconciliation of net debt

		Liquid		Total net
	Net cash	resources	Borrowings	borrowings
	£m	£m	£m	£m

At 2 January 1999	59	416	(981)	(506)
Cash flow for the year	66	(13)	302	355
Exchange rate adjustments	(8)	7	(30)	(31)

At 2 January 2000	117	410	(709)	(182)
Cash flow for the year	(18)	(62)	(587)	(667)
Assumed on acquisition	4	—	(329)	(325)
Exchange rate adjustments	(3)	(14)	(38)	(55)

At 31 December 2000	100	334	(1,663)	(1,229)
Cash flow for the year	(1)	(29)	(355)	(385)
Assumed on acquisition	13	—	(21)	(8)
Accretion of interest	—	—	(5)	(5)
Exchange rate adjustments	(5)	18	(23)	(10)

At 30 December 2001	107	323	(2,067)	(1,637)

Annual Report and Form 20-F 2001 Cadbury Schweppes 115

6 Financial Statements

    Notes to the Financial Statements

19	Borrowings continued
(c) Detailed Analysis of Borrowings

		2001		2000

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Group
Secured
Bank overdrafts	2	—	1	—
Other loans	2	1	—	—
European Bank for Reconstruction and Development Loan	4	21	5	30
Unsecured
Zero Coupon Convertible Debentures	—	89	—	81
Medium Term Notes	122	1,246	171	245
Obligations under perpetual loan (€85m)	11	31	10	44
Obligations under fixed rate notes	—	—	5	—
Commercial paper	512	—	1,024	—
Bank loans in foreign currencies	15	4	23	6
Bank overdrafts	25	—	73	—
Other loans	—	1	3	—
Obligations under finance leases (see Note 24)	2	6	5	11

	695	1,399	1,320	417

		2001		2000

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Company
Unsecured
Loans from subsidiary undertakings	1,684	1,109	2,337	972
Bank overdraft	2	—	5	—

	1,686	1,109	2,342	972

The Group’s borrowings limit at 30 December 2001 calculated in accordance with the Articles of Association was £11,402m. The lowest limit to which it is subject under its borrowing facilities is £4,212m.

The security, for the borrowings shown above as secured, is by way of charges on the properties of the Group companies concerned. At 30 December 2001, the book value of assets pledged as collateral for secured loans was £41m (2000: £16m). Borrowings include £25m (2000: £35m) which are secured by means of fixed charges on property of overseas subsidiaries.

The Zero Coupon Convertible Debentures are convertible into common stock of Triarc Companies Inc. (the former owners of Snapple Beverage Group). The stock required to satisfy the conversion obligations is held in escrow for the benefit of Debenture holders. It is intended that the Debentures will be called at the first available opportunity in 2003.

The amount payable is fixed based on the accreted value of the debenture at the date of exercise.
Medium Term Notes and Commercial Paper which have been swapped into another currency are presented at the swapped value.

116 Cadbury Schweppes Annual Report and Form 20-F 2001

The obligation under the perpetual loan represents the present value of the future interest payments on the principal amount of €244m (formerly FFr1,600m) which terminate in 2005; the interest rate is variable, based on the Euro Inter-Bank Offered Rate (formerly Paris Inter-Bank Offered Rate).

A subsidiary of the Group has borrowed £684m which is guaranteed by letters of credit. These letters of credit are backed by security over certain assets of another subsidiary of the Group. The lender’s sole recourse under this arrangement is to the letters of credit. The financing has been accounted for as a fully offsetting arrangement in the Group Balance Sheet and the Notes to the Financial Statements and meets the criteria for offset in accordance with FRS 5.

Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings was 3.5% (2000: 6.4%). Approximately £2bn of the Group’s unsecured borrowings bear interest at market rates. The balance is non-interest bearing.

(d) Maturities of Borrowings
Repayments fall due in the following periods:

								Group

		Bank loans and		Finance		Other
		overdrafts		leases		borrowings		Total

	2001	2000	2001	2000	2001	2000	2001	2000
	£m	£m	£m	£m	£m	£m	£m	£m

Within one year or on demand	58	112	2	5	635	1,203	695	1,320
Between one and two years	36	23	2	4	257	53	295	80
Between two and three years	13	18	2	3	170	81	185	102
Between three and four years	7	32	1	2	201	—	209	34
Between four and five years	—	7	—	1	688	192	688	200
After five years	—	—	1	1	21	—	22	1

	114	192	8	16	1,972	1,529	2,094	1,737

		Company
		Total borrowings

	2001	2000
	£m	£m

Within one year or on demand	1,686	2,342
Between one and two years	—	—
Between two and five years	359	351
After five years	750	621

	2,795	3,314

Annual Report and Form 20-F 2001 Cadbury Schweppes 117

6 Financial Statements

    Notes to the Financial Statements

19	Borrowings continued
(d) Maturities of Borrowings continued

		Group		Company

	2001	2000	2001	2000
	£m	£m	£m	£m

Analysis of long-term borrowings:
Borrowings repayable by instalments:
Within five years	60	82	—	—
After five years	2	1	—	—

	62	83	—	—
Borrowings wholly repayable after five years	20	—	750	621

	82	83	750	621

(e) Borrowing facilities
At 30 December 2001, the Group had undrawn committed borrowing facilities analysed as follows:

		Expiring		Expiring		Extending
		within		between one		beyond
		one year		and two years		two years

	2001	2000	2001	2000	2001	2000
	£m	£m	£m	£m	£m	£m

Revolving Credit Facilities	—	—	—	—	1,031	1,674
Commercial paper back-up facilities	95	63	—	—	—	—

The Revolving Credit Facilities are committed until August 2004. The commercial paper back-up facilities are annual facilities subject to review at various dates during each year. There are in addition other uncommitted facilities available to the Group.

20	Derivatives and other Financial Instruments
(a) Treasury Risk Management
A discussion of the Group’s objectives, policies and strategies with regard to derivatives and other financial instruments can be found in the Operating and Financial Review on pages 56 to 58.
As permitted by FRS 13, short-term debtors and creditors have been excluded from these disclosures other than the currency disclosures.

118 Cadbury Schweppes Annual Report and Form 20-F 2001

(b) Interest rate and currency of borrowings

After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:
At 30 December 2001:

			Cash	Effect of	2001
	Floating rate	Fixed rate	and liquid	currency	Total net
	borrowings	borrowings	resources	swaps	borrowings
	£m	£m	£m	£m	£m

Sterling	123	150	(254)	260	279
Euro	167	34	(36)	(149)	16
US Dollar Bloc	533	667	(85)	152	1,267
Australia/New Zealand Dollars	84	62	(24)	—	122
Others	270	4	(58)	(263)	(47)

	1,177	917	(457)	—	1,637

At 31 December 2000:

			Cash	Effect of	2000
	Floating rate	Fixed rate	and liquid	currency	Total net
	borrowings	borrowings	resources	swaps	borrowings
	£m	£m	£m	£m	£m

Sterling	64	55	(215)	199	103
Euro	287	34	(41)	(344)	(64)
US Dollar Bloc	655	488	(106)	145	1,182
Australia/New Zealand Dollars	83	51	(35)	—	99
Others	14	6	(111)	—	(91)

	1,103	634	(508)	—	1,229

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of 3 months or less) or commercial paper rates. The cash and liquid resources, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of 3 months or less).

Further analysis of the Group’s fixed rate borrowings was as follows:
At 30 December 2001:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	175	(25)	150	5.8	3.9
Euro	(81)	115	34	(0.7)	2.3
US Dollar Bloc	718	(51)	667	6.0	3.0
Australia/New Zealand Dollars	—	62	62	5.4	0.6
Others	111	(107)	4	2.8	2.7

	923	(6)	917	5.7	2.9

Annual Report and Form 20-F 2001 Cadbury Schweppes 119

6 Financial Statements
Notes to the Financial Statements

20	Derivatives and other Financial Instruments continued
(b) Interest rate and currency of borrowings continued
At 31 December 2000:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	5	50	55	6.4	2.7
Euro	13	21	34	(2.1)	2.3
US Dollar Bloc	298	190	488	6.4	2.4
Australia/New Zealand Dollars	5	46	51	6.5	1.4
Others	6	—	6	9.2	2.2

	327	307	634	6.0	2.3

(c) Currency analysis of net assets

As explained in the Operating and Financial Review, where practicable it is the Group’s policy to hedge all exposure to monetary assets and liabilities fully.

Foreign currency assets and liabilities do not generate any material gain or loss in the profit and loss account. This is either because they are denominated in the functional currency of the operating company in which they arise, or have been hedged into that currency, or because they qualify under SSAP 20 (a foreign currency borrowing providing a hedge against a foreign equity investment).

The Group’s borrowings and net assets by currency at 30 December 2001 were as follows:

			2001	2000

	Net	Net
	assets by	external
	currency of	borrowings	Net	Net
	operations	by currency	investments	investments
	£m	£m	£m	£m

Sterling	(171)	(279)	(450)	13
Euro	745	(16)	729	531
US Dollar Bloc	1,867	(1,267)	600	1,696
Australia/New Zealand Dollars	125	(122)	3	101
Others	342	47	389	292

	2,908	(1,637)	1,271	2,633

(d) Interest Rate Risk Management
The Group uses a combination of long-term and short-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. The aggregate currency impact of these swaps is shown in Note 20(b) above. Details of the fixed rate element of the swap portfolio are shown in the table below:

120 Cadbury Schweppes Annual Report and Form 20-F 2001

Analysis of Derivative Instruments

		Weighted	Weighted
		average	average
	Notional	interest	remaining	Final
	principal	rate	maturity	maturity
	£m	%	Years	Year

Currency Instrument
Sterling:
Receive Fixed	75	5.4	4.9	2006
Pay Fixed	50	5.9	1.9	2003
Forward Start Receive Fixed (2002)	25	5.4	4.9	2006
Euro:
Receive Fixed	76	3.6	2.8	2002-05
Pay Fixed	191	7.5	3.5	2005
US Dollar:
Receive Fixed	345	6.7	3.8	2005-06
Pay Fixed	207	6.4	2.6	2002-05
Forward Start Receive Fixed (2002)	69	5.6	5.0	2007
Other:
Receive Fixed	106	1.7	4.9	2006-08
Pay Fixed	148	4.9	0.9	2002-04
Forward Start Pay Fixed (2003)	30	5.6	1.2	2003-04

Included within this table are AUD 25m Forward Rate Agreements (2000: AUD150m) which are used by the Group to fix interest rates in the short-term.

In addition to the above, the Group also has in place a number of cross-currency swaps which effectively swap floating rate Medium Term Note funding from Hong Kong Dollars and Japanese Yen (with a Sterling value of £164m) to three month floating rate US Dollar LIBOR plus an average margin of 23 basis points.

The differential to be paid or received on swap agreements is accrued as interest rates change and is recognised within net interest expense over the lives of the respective agreements. Any net asset or liability arising on conversion into sterling of the principal amounts of cross currency swaps is included on the Balance Sheet (see Note 19).

(e) Fair values of financial instruments

The comparison of book and fair values of all the Group’s financial instruments is set out below. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

		2001		2000

	Book	Fair	Book	Fair
	value	value	value	value
	£m	£m	£m	£m

Cash at bank and in hand	134	134	174	174
Liquid resources	323	324	334	334
Debt	(2,094)	(2,096)	(1,718)	(1,703)
Derivatives to manage interest rate and currency
of borrowings	—	1	(19)	(6)

Net borrowings	(1,637)	(1,637)	(1,229)	(1,201)

Quarterly Income Preferred Securities (see Note 22)	(276)	(283)	(266)	(271)

Annual Report and Form 20-F 2001 Cadbury Schweppes 121

6 Financial Statements
Notes to the Financial Statements

20	Derivatives and other Financial Instruments continued
(e) Fair values of financial instruments continued

		2001		2000

	Book	Fair	Book	Fair
	value	value	value	value
	£m	£m	£m	£m

Derivatives relating to net borrowings
Assets:
Currency and interest rate swaps	15	45	9	23
Interest rate swaps	—	7	—	—
Liabilities:
Currency and interest rate swaps	(15)	(16)	(28)	(29)
Interest rate swaps	—	(34)	—	(21)
Other assets
Currency exchange contracts	—	18	—	29
Other liabilities
Currency exchange contracts	—	(14)	—	(8)

Disclosures about the fair value of cocoa futures contracts have not been made because, in the Directors’ opinion, such disclosure would be seriously prejudicial to the interests of the Group given the Group’s significant participation in this market.

(f) Hedges of future transactions

The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

			Total net
	Gains	Losses	gains/(losses)
	£m	£m	£m

Unrecognised gains and losses on hedges at 1 January 2001	43	(30)	13
Gains and losses arising before 1 January 2001 that were
recognised in 2001	30	(14)	16

Gains and losses arising before 1 January 2001 that were
not recognised in 2001	13	(16)	(3)
Gains and losses arising in 2001 that were not recognised in 2001	42	(33)	9

Unrecognised gains and losses on hedges at 30 December 2001	55	(49)	6

Of which:
Gains and losses expected to be recognised in 2002	27	(26)	1
Gains and losses expected to be recognised in 2003 or later	28	(23)	5

The Group held contracts to exchange the following foreign currency amounts:

	Contract Amount

	2001	2000
	£m	£m

Contracts to sell foreign currency against sterling	549	379
Contracts to purchase foreign currency against sterling	680	476
Contracts to sell/purchase foreign currency against other foreign currency	273	184

122 Cadbury Schweppes Annual Report and Form 20-F 2001

21	Capital and Reserves
(a) Share Capital of Cadbury Schweppes plc

	2001	2000
	£m	£m

Authorised Share Capital:
Attributable to equity interests:
Ordinary shares (3,200 million of 12.5p each)	400	400

Allotted, called up and fully paid Share Capital:
Attributable to equity interests:
Ordinary shares (2,047 million of 12.5p each) (2000: 2,039 million)	256	255

(b) Ordinary Shares

During the year 8,521,184 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 30).

The nominal value of ordinary shares issued during the year was £1m.

There were no other changes in the issued ordinary share capital of the Company during the year.

(c) Movements on capital and reserves — Group

			Capital		Retained
	Share	Share	redemption	Revaluation	profits	Total
	capital	premium	reserve	reserve	restated	restated
	£m	£m	£m	£m	£m	£m

At beginning of year	255	991	90	62	1,147	2,545
Exchange rate adjustments	—	—	—	—	—	—
Shares issued for cash	1	28	—	—	(11)	18
Revaluation of fixed assets	—	—	—	(3)	—	(3)
Retained profit for year	—	—	—	—	320	320

At end of year	256	1,019	90	59	1,456	2,880

The historical cost profit for the financial year was £542m (2000: £496m; 1999: £649m) and the historical cost retained profit was £320m (2000: £287m; 1999: £447m).

The gain on translation of long-term foreign currency borrowings by UK companies was £3m (2000: £nil; 1999: £4m loss) all of which was taken to reserves since these borrowings were used to hedge assets and liabilities in the same currencies.

During the year the Company received £29m on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £18m to the Company for the issue of these shares and the balance of £11m comprised contributions from an employee share trust funded by subsidiary undertakings.

Total goodwill written off to reserves on businesses continuing within the Group amounts to £1,762m, of which £1,681m has been written off since 3 January 1988.

(d) Movements on capital and reserves — Company

			Capital		Retained
	Share	Share	redemption	Revaluation	profits	Total
	capital	premium	reserve	reserve	restated	restated
	£m	£m	£m	£m	£m	£m

At beginning of year	255	991	90	1	42	1,379
Shares issued for cash	1	28	—	—	—	29
Retained profit for year	—	—	—	—	132	132

At end of year	256	1,019	90	1	174	1,540

The profit for the financial year for the Company was £354m (2000: £60m; 1999: £95m).

The historical cost profit for the financial year for the Company was £354m (2000: £60m; 1999: £95m).

The total recognised gains and losses for the Company are the same as the profit for the financial year. The net increase in Shareholders’ funds was £161m.
Annual Report and Form 20-F 2001 Cadbury Schweppes 123

6 Financial Statements
Notes to the Financial Statements

22	Minority Interests

		Equity		Non-Equity
	2001	2000
	restated	restated	2001	2000
	£m	£m	£m	£m

At beginning of year	27	138	266	245
Exchange rate adjustments	—	(14)	8	20
Share of profit after tax	5	12	25	24
Dividends declared	(2)	(6)	(24)	(23)
Purchase of shares from minorities	(2)	(103)	—	—

At end of year	28	27	275	266

The non-equity minority interest represents US$400m of 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities issued by a subsidiary undertaking.

23	Acquisitions

The largest acquisition during 2001 was the acquisition of Orangina Pampryl, the soft drinks brands and businesses of Pernod Ricard, which was completed in October 2001. The total cost of the acquisition was £445m. The acquisition included assets with a fair value of £42m, and net working capital of £10m. The intangible asset arising on the acquisition has been split between brands (£222m) and goodwill (£171m).

In July 2001, the Group completed the acquisition of La Casera, a Spanish soft drinks manufacturer, for £65m. The intangible asset arising on the acquisition has been allocated to brands (£53m).

In September 2001, the Group completed the acquisition of the ReaLemon and ReaLime, brands for £88m. The intangible asset arising has been allocated to brands (£86m).

The Group also completed the acquisitions of Slush Puppie, Carteret (a US beverage operation), Spring Valley (a juice brand in Australia), Mantecol (an Argentinian confectionery brand) and Mother Earth, (a New Zealand health food company). These businesses were acquired primarily to strengthen the Group’s business in North America, Europe, Australia and Latin America. The Group also purchased the outstanding 20% of Cadbury Egypt for £6m.

A summary of assets and liabilities arising on acquisitions during the year is set out below:

					All other
			Orangina Pampryl		acquisitions

		Accounting	Fair			Total
	Local book	policy	value	Fair	Fair	fair
	values	harmonisation	adjustments	value	value	value
	£m	£m	£m	£m	£m	£m

Intangible fixed assets	14	(14)	222	222	139	361
Tangible fixed assets	42	—	—	42	31	73
Stocks	27	—	—	27	8	35
Debtors	63	—	(1)	62	15	77
Creditors and provisions	(81)	5	—	(76)	(29)	(105)
Other	(3)	—	—	(3)	(6)	(9)
Minority interests	—	—	—	—	2	2

	62	(9)	221	274	160	434

Goodwill				171	54	225

				445	214	659

Cash consideration				447	217	664
Transaction costs				7	—	7
Net cash acquired				(9)	(3)	(12)

				445	214	659

Due to the proximity of the acquisitions to the year end, the related fair values are stated on a provisional basis.

124 Cadbury Schweppes Annual Report and Form 20-F 2001

The acquisitions in 2001 had a net impact of £nil on earnings and a negative impact of £798m on cash flow.

The only material acquisition during the year was that of the Orangina Pampryl business, with operations in Europe and the US.

For the period ended 31 October 2001 Orangina Pampryl recorded a profit before interest and tax of £20m, (£31m for the year ended 31 December 2000). These amounts are unaudited and are stated prior to charges for interest and tax, which are not available, as Orangina Pampryl was part of the Pernod Ricard Group and no standalone accounts are available. Lower profits in 2001 largely reflect major restructuring costs relating to the merger of the Orangina and Pampryl businesses in Europe, and increased marketing spend in the US.

The most significant acquisition during 2000 was Snapple Beverage Group which was completed in October. The total cost of the acquisition was £1.2bn, of which £139m was not payable until 2001 and was paid during the year. The intangible asset arising on the acquisition was split between brands (£518m) and goodwill (£639m).

In July 2000, the Group completed the acquisition of Mauna La’i, a US tropical juice brand for £9m which also represented the total goodwill capitalised.

The acquisition of Hollywood, a chewing gum and candy business in France, was completed in August 2000. The acquisition included tangible fixed assets with a fair value of £21m and net working capital with a fair value of £6m. The intangible asset arising on the acquisition was split between brands (£77m) and goodwill (£58m)

In September 2000, the Group acquired the Australian bottling operations of Lion Nathan. The acquisition included tangible fixed assets and net working capital with fair values of £21m and £15m respectively. The goodwill arising on the acquisition was £6m.

In December 2000, the Group completed the acquisition of the outstanding 45% minority in its South African subsidiary, Cadbury Schweppes (South Africa) Ltd for £142m.

Other acquisitions completed during 2000 included Wuxi Leaf Confectionery Co. Ltd, a Chinese chewing gum company and the shares in Schweppes Zimbabwe not already owned by the Group. In addition, DPSUBG, the Group’s US beverages associate, completed the acquisition of Grant-Lydick Beverages Company.

All acquisitions have been accounted for using the purchase method of accounting.

24	Leasing Commitments

The future minimum lease payments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

		Finance		Operating
		leases		leases
	2001	2000	2001	2000
	£m	£m	£m	£m

Within one year	3	6	38	34
Between one and two years	2	5	29	25
Between two and three years	2	3	25	23
Between three and four years	1	2	16	15
Between four and five years	1	2	14	12
After five years	1	1	82	82

	10	19	204	191
Less: Finance charges allocated to future periods	(2)	(3)	—	—

	8	16	204	191

Annual Report and Form 20-F 2001 Cadbury Schweppes 125

6  Financial Statements
    Notes to the Financial Statements

24	Leasing Commitments continued
The minimum annual lease payments in 2002, to which the Group was committed under non-cancellable operating leases as at the year end, were as follows:

		Property	Plant and equipment

	2001	2000	2001	2000
	£m	£m	£m	£m

On leases expiring:
Within one year	4	4	3	2
Between one and five years	7	4	11	11
After five years	12	12	1	1

	23	20	15	14

The Group leases certain land and buildings on short-term and long-term operating leases. The rents payable under these leases are subject to re-negotiation at various intervals specified in the leases. The Group pays all insurances, maintenance and repairs on these properties.
Operating lease expenses charged in the Profit and Loss Account are as follows:

		Plant and
	Property	equipment
	£m	£m

2001	24	27
2000	18	20
1999	17	17

The future minimum lease payments (excluding advances pending formal commencement of leases) to which the Company is committed as at the year end were as follows:

		Operating
		leases

	2001	2000
	£m	£m

Within one year	7	5
Between one and two years	5	4
Between two and three years	5	4
Between three and four years	5	4
Between four and five years	5	4
After five years	35	35

	62	56

The Company has no finance lease commitments.
The minimum annual lease payments in 2002, to which the Company was committed under non-cancellable operating leases as at the year end, were as follows:

		Property	Plant and equipment

	2001	2000	2001	2000
	£m	£m	£m	£m

On leases expiring:
Within one year	—	—	—	—
Between one and five years	—	—	2	—
After five years	5	5	—	—

	5	5	2	—

Operating lease expenses charged in the Profit and Loss Account of the Company are as follows:

		Plant and
	Property	equipment
	£m	£m

2001	5	1
2000	4	—
1999	4	—

126 Cadbury Schweppes Annual Report and Form 20-F 2001

25	Contingent Liabilities and Financial Commitments

(a) The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 30 December 2001 being £1,959m (2000: £1,622m). The Company has also guaranteed certain contingent liabilities of some undertakings in which it has an equity interest, the maximum liability at 30 December 2001 being £12m (2000: £12m).

(b) Subsidiary undertakings have guarantees and indemnities outstanding amounting to £52m (2000: £61m).

(c) Concentration of Credit Risk: Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

26	Cash Flow from Operating Activities

	2001	2000	1999
	£m	£m	£m

Group operating profit	831	713	634
Depreciation	162	153	150
Goodwill amortisation	46	13	3
Non-cash items relating to restructuring provisions	(12)	(2)	38
Cash items relating to retirement benefits	(14)	(6)	(7)
Changes in working capital
- Stocks	(2)	6	10
- Debtors	(17)	(82)	(25)
- Creditors	107	113	21

	1,101	908	824

The principal cash flows relating to the discontinued operations are identified in Note 2

27	Foreign Currency Translation

The principal exchange rates used for translation purposes were as follows (£1=):

	2001	2000	1999	2001	2000
	Average	Average	Average	Closing	Closing

US dollar	1.44	1.52	1.62	1.45	1.49
Canadian dollar	2.24	2.25	2.40	2.31	2.24
Australian dollar	2.78	2.61	2.51	2.84	2.69
Spanish peseta	268	273	253	273	265
French franc	10.5	10.7	9.99	10.8	10.4
Irish punt	1.27	1.29	1.20	1.29	1.25
Euro	1.61	1.64	1.52	1.64	1.59
South African rand	12.5	10.5	9.87	17.4	11.3
Mexican peso	13.5	14.4	15.4	13.3	14.4

28	Post Balance Sheet Events

Details of the three acquisitions made by the Group since 30 December 2001 are given in the Description of Business on page 32 under the “2002” heading.

Annual Report and Form 20-F 2001 Cadbury Schweppes 127

6	Financial Statements
Notes to the Financial Statements

29	Group Companies

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings
Camelot Group plc*	(c	)	Great Britain (ii)	20%
L’Européenne D’Embouteillage SNC	(b	)	France	50%
Apollinaris & Schweppes GmbH & Co	(b	)	Germany	28%
Dr Pepper/Seven Up Bottling Group, Inc	(b	)	US	40.4%
Cadbury Nigeria PLC (listed)	(a	)	Nigeria	40%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)
United Kingdom
Cadbury Trebor Bassett (an unincorporated partnership
operating in Great Britain between Cadbury Ltd,*
Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a	)
Cadbury International Ltd	(a	)	Great Britain
Reading Scientific Services Ltd*	(c	)	Great Britain

Europe
Schweppes Belgium SA	(b	)	Belgium
Cadbury France SA	(a	)	France
Centre d’Elaboration des Concentrés Orangina	(b	)	France
Hollywood SAS	(a	)	France
La Pie Qui Chante SA	(a	)	France
Orangina Pampryl SA	(b	)	France
Schweppes France	(b	)	France
Piasten Schokoladenfabrik Hofmann GmbH & Co KG	(a	)	Germany
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Schweppes International Beverages Ltd	(b	)	Ireland
Cadbury Nederland BV	(a	)	Netherlands
Schweppes International Ltd*	(b	)	Netherlands† (i)
Cadbury Wedel Sp. zo.o	(a	)	Poland
Cadbury Portugal — Produtos de Confeitaria Lda	(a	)	Portugal
Schweppes Portugal, SA	(b	)	Portugal
Cadbury O.O.O	(a	)	Russia
Cadbury Dulciora SL	(a	)	Spain
Schweppes SA	(b	)	Spain

Americas
Cadbury Stani SAIC	(a	)	Argentina (ii)
Cadbury Beverages Canada Inc	(b	)	Canada
Cadbury Trebor Allan Inc	(a	)	Canada
Cadbury Aguas Minerales, SA de CV	(b	)	Mexico (i)(ii)
Dr Pepper/Seven Up, Inc	(b	)	US
Jaret International (CS) Inc	(a	)	US
Mistic Brands, Inc	(b	)	US
Mott’s Inc	(b	)	US
Orangina Beverages, Inc	(b	)	US
Snapple Beverage Corp	(b	)	US
Stewart’s Beverage, Inc	(b	)	US
Yoo-Hoo Chocolate Beverage Corp	(b	)	US

128 Cadbury Schweppes Annual Report and Form 20-F 2001

Proportion of
				Country of	issued share
				incorporation	capital held
	Activities			and operation	if not 100%

Operating companies continued
Other overseas:
Cadbury Schweppes Pty Ltd	(a)	(b	)	Australia
Cadbury Food Co Ltd China		(a	)	China
Trebor Wuxi Confectionery Company Ltd		(a	)	China
Cadbury Egypt		(a	)	Egypt
Food Industries Development Company (Bim Bim)		(a	)	Egypt
Gersy Food Industries Company		(a	)	Egypt
Cadbury Ghana Ltd		(a	)	Ghana
Cadbury Four Seas Company Ltd		(a	)	Hong Kong	70%
Cadbury India Ltd (listed)		(a	)	India	51%
PT Cadbury Indonesia		(a	)	Indonesia
Cadbury Japan Ltd		(a	)	Japan
Cadbury Kenya Ltd		(a	)	Kenya
Cadbury Confectionery Malaysia SB		(a	)	Malaysia	65.5%
Cadbury Confectionery Ltd		(a	)	New Zealand
Cadbury Pakistan Ltd		(a	)	Pakistan	96%
Cadbury Singapore Pte Ltd		(a	)	Singapore
Bromor Foods (Pty) Ltd		(a	)	South Africa
Cadbury (Pty) Ltd		(a	)	South Africa
Chapelat-Humphries Investments (Pty) Ltd		(a	)	South Africa

Finance and holding companies:
Berkeley Square Investments Ltd*		(c	)	Great Britain
Cadbury Schweppes Finance p.l.c.*		(c	)	Great Britain
Cadbury Schweppes Investments (Jersey) Ltd		(c	)	Jersey
Cadbury Schweppes Overseas Ltd		(c	)	Great Britain
Cadbury Schweppes Investments Ltd*		(c	)	Great Britain
Vantas International Ltd*		(c	)	Great Britain
Connaught Investments plc*		(c	)	Great Britain
Cadbury Schweppes France SA		(c	)	France
Cadbury Schweppes Treasury Services		(c	)	Ireland
Cadbury Schweppes Investments BV		(c	)	Netherlands (i)
Cadbury Schweppes Delaware, LP		(c	)	US
Cadbury Schweppes Holdings, LLC		(c	)	US (i)
Cadbury Schweppes Holdings (U.S.)		(c	)	US
Cadbury Schweppes Australia Ltd		(c	)	Australia (ii)
CS Finance Pty Ltd		(c	)	Australia

*Investment held directly by Cadbury Schweppes plc

†Incorporated in Great Britain

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list above only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.

The nature of the activities of the individual companies is designated as follows:

(a) Confectionery
(b) Beverages
(c) Other (including holding companies)

Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

Annual Report and Form 20-F 2001 Cadbury Schweppes 129

6 Financial Statements
Notes to the Financial Statements

30	Share Plans

Up to 204 million ordinary shares of 12.5p each, being part of the authorised share capital, may be issued under options granted to employees under various share option plans and at 30 December 2001 there were options outstanding over 92,978,937 shares of which 22,743,345 shares were exercisable.

The following option plans grant options at a discount to market value on the date of grant: Australia and New Zealand 1993 Employee Options Contribution Plan and United States and Canada Employee Stock Purchase Plan 1994.

The following option plans grant options at a discount to market value on the day preceding the date of invitation:
Savings-Related Share Option Scheme 1982, Irish Savings-Related Share Option Scheme, Irish AVC Savings-Related Share Option Scheme and The International Savings-Related Share Option Scheme 1998.

All discounts are within the limits permitted by the fiscal authorities.

The following option plans granted options at market value on the date of invitation: Share Option Scheme 1984 for Main Board Directors and Senior Executives and Share Option Scheme 1986 for Senior Management Overseas.

The Share Option Plan 1994 grants options at an exercise price equivalent to the market price five dealing days prior to the date of grant.

No compensation expense is recorded, as is permitted under UITF Abstract 17.

Details of the various plans are as follows:

						Exercise prices
	Balance				Balance	for options in issue
	outstanding				outstanding	during the year in
	at the beginning				at the	the range (in £ unless
	of the year	Granted	Exercised	Cancelled	year end	otherwise stated)

(a)	10,087,228	—	3,305,339	168,685	6,613,204	1.75565 - 2.49900
	9,189,987	2,618,171	165,549	726,317	10,916,292	3.14200 - 3.74400
(b)	1,262,068	—	564,966	—	697,102	1.73585 - 2.21380
(c)	1,081,598	—	383,492	(6,244)	704,350	1.73585 - 2.21380
(d)	10,996,543	—	1,732,719	23,754	9,240,070	1.92085 - 2.74500
	31,054,463	—	1,033,265	739,922	29,281,276	2.96750 - 4.09000
	6,968,775	22,745,000	161,215	398,287	29,154,273	4.43750 - 4.77000
(e)	721,038	—	246,682	89,543	384,813	1.70190 - 2.49900
	976,841	177,463	5,523	12,104	1,136,677	3.29200 - 3.65600
(f)	208,099	—	38,080	44,697	125,322	1.95000 - 2.49900
	260,053	44,230	513	598	303,172	3.29200 - 3.88450
(g)	546,070	—	137,046	64,141	344,883	AUD 9.755 - 10.355
	69,937	—	21,785	6,933	41,219	NZD 11.500 - 12.280
	66,350	—	—	—	66,350	4.25200
(h)	1,920,200	1,337,831	700,574	329,040	2,228,417	USD 5.555 - 5.970
(i)	1,286,785	551,737	24,436	72,569	1,741,517	3.05000 - 3.86000

[Additional columns below]

Continued from above table, first column repeated

	Weighted	Weighted		Weighted
	average	average		average
	exercise price	contractual		exercise price
	of options	life in		of options
	outstanding	months of		currently
	at the	options		exercisable
	year end	outstanding		at year end
	(in £ unless	at the	Exercisable	(in £ unless
	otherwise stated)	year end	at year end	otherwise stated)

(a)	2.13096	11	2,872	2.19000
	3.38242	42	228,378	3.62750
(b)	2.19503	18	697,102	2.19503
(c)	2.19150	18	704,350	2.19150
(d)	2.43573	49	9,240,070	2.43573
	3.90026	94	4,828,514	2.96750
	4.67441	108	6,451,466	4.43750
(e)	2.13569	16	188,835	1.97802
	3.53067	30	17,245	3.62750
(f)	2.15177	11	79,157	2.03500
	3.46881	39	3,376	3.62750
(g)	AUD 10.09729	16	—	—
	NZD 12.18541	17	—	—
	4.25200	20	—	—
(h)	USD 5.61013	11	—	—
(i)	3.37350	33	301,980	3.24000

130 Cadbury Schweppes Annual Report and Form 20-F 2001

(a) A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant “Save-as-you-Earn” contracts which are for a term of three, five or seven years.

(b) A Share Option Scheme for directors and senior executives was approved by shareholders in May 1984. These options are normally exercisable within a period of up to seven years commencing three years from the date of grant.

(c) A Share Option Scheme for senior management overseas was approved by shareholders in May 1986. Options under this scheme are normally exercisable within a period up to seven years commencing three years from the date of grant. 6,244 options were reinstated during the year.

(d) A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options under this plan are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.

(e) A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

(f) A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Ltd was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

(g) An Option Contribution Plan for employees in Australia and New Zealand was approved by shareholders in May 1993. The options are exercisable in three periods, each of four weeks commencing after the announcement of the Group’s interim results.

(h) A Stock Purchase Plan for employees in the US and Canada was approved by shareholders in May 1994. The options are normally exercisable within a period of two weeks commencing on the first business day after the end of the fiftieth bi-weekly deduction period. If the interest earned to 30 December 2001 was taken into consideration, the number of shares exercisable at that date would have been 2,317,557.

(i) The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal and the Netherlands were granted options during the year. Options are exercisable within a period not later than three months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three or five years.

The weighted average fair value and related assumptions at the grant date of options granted were as follows:

	2001	2000

Options whose exercise price equals
the market price on the grant date	106.3p	96.8p
Weighted average assumptions
Risk free interest rate	5.6%	6.6%
Expected life	53 months	53 months
Expected volatility	23.6%	23.0%
Dividend yield	2.3%	2.5%
Options whose exercise price is less
than the market price on the grant date	151.0p	158.5p
Weighted average assumptions
Risk free interest rate	5.4%	6.3%
Expected life	48 months	39 months
Expected volatility	23.5%	22.9%
Dividend yield	2.2%	2.3%

See Note 31 for the pro forma effect of applying the fair value of options granted to US GAAP profit.

Annual Report and Form 20-F 2001 Cadbury Schweppes 131

6 Financial Statements
Notes to the Financial Statements

30	Share Plans continued

Awards under the BSRP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Company, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Company’s employee share plans.

In January 1997, the Company established an additional employee trust, the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (the “QUEST”), for the purpose of distributing ordinary shares in the Company on the exercise of options under the UK Savings-Related Share Option Scheme. The trustee of the QUEST is Cadbury Schweppes Group Trustees Ltd, a subsidiary of the Company. All employees of Group companies in the UK, including Executive Directors of the Company, are potential beneficiaries under the QUEST. The options held by each Director holding office at the year end are detailed in the Report of the Directors on page 76. There were no options held by them under the Irish Share Plan (see below).

The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last three years, 1,810 appropriations under the Irish Share Plan (a profit sharing plan) totalling 24,878 ordinary shares, have been made to Irish registered employees who worked 25 hours or more per week, with two or more continuous years’ service. The prices at which the shares will vest, between 9 December 2002 and 19 December 2004, range from £3.965 to £4.315.

132 Cadbury Schweppes Annual Report and Form 20-F 2001

31	Summary of Differences between UK and US Generally Accepted Accounting Principles

The financial statements are prepared in accordance with generally accepted accounting principles applicable in the UK (“UK GAAP”), which differ in certain significant respects from those applicable in the US (“US GAAP”). These differences relate principally to the following items and the necessary adjustments are shown in the tables set out on pages 136 to 138.

(a) Goodwill and Intangible assets

Prior to 1998, under UK GAAP the Group wrote off acquisition goodwill against reserves in the balance sheet in the year of acquisition. From 1998, under UK GAAP, acquired goodwill is capitalised and its subsequent measurement (via annual impairment review or annual amortisation charge) is determined based on the individual circumstances of each business acquired. Prior to 1998, under US GAAP, goodwill was recognised on the balance sheet and amortised by charges against profit over its estimated useful life, not to exceed 40 years.

A portion of the goodwill capitalised from 1998 is not being amortised under UK GAAP (see Note 1); for US GAAP purposes this goodwill is being amortised over a period of 40 years. Other goodwill capitalised from 1998 is being amortised over 20 years for UK GAAP purposes; the same estimated useful life has also been used for US GAAP purposes.

From 1 January 2002, goodwill will not be amortised annually but will be tested for impairment as a result of US Statement of Financial Accounting Standard (“SFAS”) 142 for US GAAP purposes (see Note 32 (a)). Additionally, for acquisitions post 1 July 2001, any goodwill arising will not be amortised during the current fiscal year.

Under UK GAAP, the cost of brands acquired may be capitalised and no amortisation or writedown is required unless there is an impairment in value below cost. On an annual basis, the Group reviews non-amortised goodwill and brands for possible impairment using an estimate of the related businesses discounted cash flows in measuring whether the asset is recoverable. For US GAAP purposes purchased brands are being amortised on a straight line basis over 40 years. From 1 January 2002, brands with an indefinite useful life will not be amortised annually but will be tested for impairment as a result of SFAS 142 for US GAAP purposes (see Note 32 (a)). Additionally, for acquisitions post 1 July 2001, brands arising with an indefinite useful life (£357m) are not amortised. Brands with a definite useful life will continue to be amortised. The introduction of SFAS 141 (see Note 32 (a)) from 1 July 2001 may also result in additional intangibles being recognised under US GAAP.

(b) Interest capitalisation

Under UK GAAP, the capitalisation of interest is optional and the Group does not capitalise such interest. Under US GAAP interest is required to be capitalised on capital construction projects and amortised over the life of the asset.

(c) Derivative instruments

Under UK GAAP, to qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

Under UK GAAP, gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities has been applied as of 1 January 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value.

Annual Report and Form 20-F 2001 Cadbury Schweppes 133

6 Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally

Accepted Accounting Principles continued

(c) Derivative instruments continued
The Group has elected not to adopt hedge accounting under SFAS 133. All contracts are marked to market at the balance sheet date and gains or losses arising are recognised in net income.

The adoption of SFAS 133 resulted in a net cumulative transition adjustment of £41m (net of tax), of which £15m has been dealt with as a cumulative adjustment to net income during the year. Of the cumulative adjustment to shareholders’ funds, £41m has been released to the profit and loss account during the current year.

(d) Deferred taxation

Under UK GAAP, deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred at the balance sheet date.

Under US GAAP, deferred tax liabilities related to temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax basis) are fully provided and future taxation benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not.

(e) Revaluation of properties

Under UK GAAP, properties were, up to 1999, restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention and depreciation provided on the restated values. Such restatements are not permitted under US GAAP.

(f) Ordinary dividends

Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of the recommendation by the Directors which requires subsequent approval by the shareholders to become a legal obligation of the Company. Under US GAAP, dividends are only provided when the legal obligation to pay arises.

(g) Pension costs

Under UK GAAP, the costs of providing pension benefits may be calculated by the use of any recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates.

(h) SAYE discounts

Under UK GAAP, there is no charge related to the discount offered on SAYE shares. Under US GAAP, the discount on each scheme has to be amortised over the life of the scheme.

(i) LTIP

Under UK GAAP, the costs of LTIP schemes are amortised based on the cost of shares acquired by the ESOP trust to fulfil the scheme. Under US GAAP, these plans are accounted for as variable and the cost is calculated based on the market price of shares at the date of award. For those schemes where the measurement period has not yet been completed so no award has been made, the year end accrual is based on the year end share price.

(j) Cash Flows

Under UK GAAP the Company complies with FRS 1 “Cash Flow Statements” the objective and principles of which are similar to those set out in SFAS 95 “Statement of Cash Flows”. Under FRS 1, the Company presents its cash flows for (a) operating activities; (b) dividends from associates; (c) returns on investments and servicing of finance; (d) taxation; (e) capital expenditure and financial investments; (f) acquisitions and disposals; (g) dividends to ordinary shareholders; (h) management of liquid resources; and (i) financing activities. SFAS 95 requires only three categories of cash flow activity (a) operating; (b) investing; and (c) financing.

134 Cadbury Schweppes Annual Report and Form 20-F 2001

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS 95; dividend payments are included as a financing activity under SFAS 95 and cash flows from capital expenditure, long-term investments, acquisitions and disposals net of cash acquired or disposed are included as investing activities under SFAS 95. In addition, under FRS 1, cash represents cash at bank and in hand less bank overdrafts; cash equivalents (Iiquid resources) are not included with cash. Movements of liquid resources are included under a separate heading under FRS 1.

A summary of operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

	2001	2000	1999
	£m	£m	£m

Net cash provided by operating activities	844	705	596
Net cash (used in)/provided by investing activities	(1,033)	(1,205)	17
Net cash provided by/(used in) financing activities	188	482	(547)

Net (decrease) increase in cash and cash equivalents	(1)	(18)	66

(k) Discontinued operations
Under UK GAAP, the Company complies with FRS 3 “Reporting Financial Performance” in determining disposed businesses that should be classified as discontinued operations. Under US GAAP the beverages units disposed in 1999 would not be considered discontinued operations as they do not constitute a separate business segment. Under US GAAP there are no discontinued operations in 1999, 2000 or 2001.

(l) Exceptional items/Disposal gain adjustment

Due to differing treatment of goodwill and intangible assets under UK and US GAAP (see Note 31(a)), differences arise on the profit on sale of subsidiaries and investments.

(m) Restructuring costs

Under US GAAP, certain costs are provided for within purchase accounting which are not permitted under UK GAAP where such costs are charged to the income statement and classified within restructuring. In addition, costs associated with voluntary redundancy schemes are not provided for under US GAAP until redundancy is accepted by the employee. Under UK GAAP, provision is made when a detailed formal plan has been identified and communicated to the workforce prior to acceptance by the employee.

Included within restructuring costs under UK GAAP, are £3m which do not meet the definition of restructuring under US GAAP as it is not practicable to distinguish these costs from those incurred in ordinary and recurring activities.

(n) Comprehensive income statement

The requirement of SFAS 130 to provide a comprehensive income statement is met by the Statement of Total Recognised Gains and Losses on page 91.

(o) Employee Trust

Under UK GAAP, own shares held by the Employee Trust are accounted for as fixed asset investments. Under US GAAP, own shares are accounted for within shareholders’ equity.

(p) Advertising

The Group expenses advertising costs as incurred.

(q) Right of Offset

Under UK GAAP, a guaranteed loan of £684m has been offset in accordance with FRS 5. Under US GAAP, the offset does not meet the requirements of Financial Accounting Standards Board Interpretation 39.

Annual Report and Form 20-F 2001 Cadbury Schweppes 135

6 Financial Statements
Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued
Effects on profit of differences between UK and US generally accepted accounting principles

		2000	1999
	2001	restated	restated
	£m	£m	£m

Profit for the Financial Year from continuing operations,
net of tax (per UK GAAP, restated for FRS 19)	542	496	649
US GAAP adjustments:
Amortisation of goodwill and intangibles	(109)	(102)	(89)
Restructuring costs	(1)	9	—
Depreciation of capitalised interest	5	3	(6)
Pension costs	9	7	3
Exceptional item/disposal gain adjustment	—	(22)	23
Impact of implementation of SFAS 133	29	—	—
SAYE/LTIP	(4)	(9)	—
Other items	3	(3)	(3)
Taxation on above adjustments	(11)	—	2
Deferred taxation	15	4	15

Profit for the Financial Year from continuing operations, net of tax,
before cumulative effect of a change in accounting principle	478	383	594

Cumulative effect on prior years (to 31 December 2000)
of implementation of SFAS 133, net of tax	15	—	—

Profit for the Financial Year from continuing operations, net of tax,
(per US GAAP)	493	383	594

Earnings per ADS under US GAAP

	2001	2000	1999
	£ per ADS	£ per ADS	£ per ADS

Total earnings per ADS (before cumulative
effect of accounting change)
Basic	0.95	0.77	1.17
Diluted	0.94	0.76	1.16

Total earnings per ADS (after cumulative
effect of accounting change)
Basic	0.98	0.77	1.17
Diluted	0.97	0.76	1.16

There is no material difference in earnings under the Basic and Diluted Earnings per ADS calculations. See Note 9 for a reconciliation of shares used in the Basic and Diluted EPS calculations.

	2001	2000	1999
	million	million	million

Average number of ADS — Basic	501	500	507
Average number of ADS — Diluted	507	505	513

The Company applies US Accounting Principles Board (“APB”) Opinion 25 and related interpretations when accounting for its share option plans (see Note 30 for a summary of the plans). Had compensation cost for the Group’s share option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Group’s profit and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated overleaf:

136 Cadbury Schweppes Annual Report and Form 20-F 2001

	2001	2000	1999
		restated	restated
	£m except per ADS data

Profit for the Financial Year from continuing operations as adjusted for US GAAP:
As reported	493	383	594
Pro forma	488	381	579
Basic earnings per ADS per US GAAP:
As reported	0.98	0.77	1.11
Pro forma	0.97	0.76	1.14
Diluted earnings per ADS per US GAAP:
As reported	0.97	0.76	1.16
Pro forma	0.96	0.75	1.13

Further details regarding the fair valuation of option grants can be found in Note 30.

Cumulative effect on Shareholders’ Funds of differences between UK and US generally accepted accounting principles

		2000	1999
	2001	restated	restated
	£m	£m	£m

Shareholders’ Funds per UK GAAP, restated for FRS 19	2,880	2,545	2,152
US GAAP adjustments:
Goodwill and intangibles	869	896	1,011
Pension costs	(15)	(33)	(31)
Interest capitalisation	18	12	9
Property revaluations	(59)	(62)	(58)
Dividends	153	146	141
Impact of implementation of SFAS 133	98	—	—
Other items	(1)	2	(4)
Taxation on above adjustments	(34)	(4)	(2)
Deferred taxation	17	37	34
Employee Trust	(240)	(153)	(88)

Shareholders’ Funds before cumulative effect of a change in accounting principle	3,686	3,386	3,164

Cumulative effect on prior years (to 31 December 2000) of implementation of SFAS 133	(56)	—	—

Shareholders’ Funds per US GAAP	3,630	3,386	3,164

Annual Report and Form 20-F 2001 Cadbury Schweppes 137

6 Financial Statements Notes to the Financial Statements

31	Summary of Differences between UK and US Generally Accepted Accounting Principles continued

The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the total tax charge as a percentage of profit before tax, under UK GAAP.

	2001	2000	1999
		restated	restated
	%	%	%

UK Corporation Tax rate	30.0	30.0	30.2
Excess of book depreciation over tax depreciation	(0.4)	0.5	0.2
Relief for stocks and investment incentives	(0.4)	(0.8)	(1.4)
Capital items not subject to tax	(0.3)	(2.1)	(9.2)
Non-deductible expenses	—	1.2	2.3
Amortisation of goodwill	(0.7)	(0.3)	(0.4)
Losses of current year not relieved	—	0.4	—
Losses of current and previous years now relieved	(0.3)	(0.1)	(0.3)
Differences in overseas tax rates	3.4	—	(0.2)
Over provisions in prior years	(0.6)	(1.2)	(0.4)
Other	(1.1)	2.1	0.9

Total tax charge as a percentage of profit before tax (UK GAAP)	29.6	29.7	21.7

Unaudited Proforma Disclosure
Details of the acquisition of Orangina Pampryl during 2001 are set out in Note 23. Under SFAS 141, supplemental pro forma disclosures for the Group are required, as though this acquisition had occurred at the beginning of 2000. These disclosures have been prepared under US GAAP and are set out below:

	2001	2000
	£m	£m

Turnover	5,764	4,854
Net income	505	402
Net income per ADS	1.01	0.80

The Group does not believe that this pro forma disclosure should be regarded as indicative of the on-going results of the Group or of Orangina Pampryl. Profit after tax for Orangina Pampryl in 2000, on a US GAAP basis, was £19m. For the period from 1 January 2001 to 31 October 2001, Orangina Pampryl recorded a profit after tax, on a US GAAP basis, of £12m. There is no interest charge included in these numbers as Orangina Pampryl was part of the Pernod Ricard Group and no standalone accounts are available. The tax rate used is based on local tax rates for the respective year.

32	Changes and Proposed Changes to US Generally Accepted Accounting Principles

(a) SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets”

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after 30 June 2001. SFAS 141 requires intangible assets to be recognised if they arise from contractual or legal rights or are “separable”, ie, it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognised under SFAS 141 than its predecessor, APB Opinion 16 although in some instances previously recognised intangibles will be subsumed into goodwill.

Under SFAS 142, goodwill will no longer be amortised on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

138 Cadbury Schweppes Annual Report and Form 20-F 2001

Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with APB Opinion 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS 142 intangible assets with indefinite lives will not be amortised. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognised intangible assets will continue to be amortised over their estimated useful lives.

SFAS 142 is effective for fiscal years beginning after 15 December 2001 although goodwill on business combinations consummated after 1 July 2001 will not be amortised. On adoption the Group may need to record a cumulative effect adjustment to reflect the impairment of previously recognised intangible assets. In addition, goodwill on prior business combinations will cease to be amortised. Had the Group adopted SFAS 142 at 1 January 2001 the Group would not have recorded a goodwill and intangible amortisation charge of Pound Sterling 109m. The Group has not determined the impact that these Statements will have on goodwill and intangible assets or whether a cumulative effect adjustment will be required upon adoption.

(b) SFAS 143 “Accounting for Asset Retirement Obligations”

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognised as an increase in the carrying amount of the liability as an expense classified as an operating item in the statement of income.

SFAS 143 is effective for fiscal years beginning after 15 June 2002. The Group does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

(c) SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Whilst it supersedes APB Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realisable value and future operating losses are no longer recognised before they occur. Under SFAS 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS 144 is effective for fiscal years beginning after 15 December 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Group currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS 144 will have a material impact on its results of operations or its financial position.

Annual Report and Form 20-F 2001 Cadbury Schweppes 139

6 Financial Statements
Notes to the Financial Statements

32	Changes and Proposed Changes to US Generally
Accepted Accounting Principles continued

(d) EITF 00-22 “Accounting for Points and Certain Other Time-Based or Volume- Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future”

In January 2001, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on Issue No. 00-22. This issue requires that certain volume rebates to customers be classified as a reduction of revenue. The consensus was effective for quarters ending after 15 February 2001, and its impact on the consolidated financial statements was not material.

(e) Pending Accounting Pronouncements
The EITF of the FASB recently addressed several issues related to the income statement classification of certain sales incentives and marketing promotion programmes. The consensus reached on EITF Issue No. 00-14, Accounting for Coupons, Rebates and Discounts; EITF Issue No. 00-25, Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer, and EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) requires that certain consumer and trade promotion expenses, such as consumer coupon redemption expense, slotting fees, listing allowances and trade marketing expenses currently reported as trading expenses be recorded as a reduction of net sales. These reclassifications will be adopted for US Group reporting purposes for 2002. The adoption of these EITFs will have no impact on net earnings. Upon adoption, prior period amounts will be reclassified to conform with the new requirements.

140 Cadbury Schweppes Annual Report and Form 20-F 2001

7 Shareholder Information

Registered Office and Group Headquarters	142
Group Secretary	142
Financial Calendar	142
Dividends	142
Dividend Reinvestment Plan	143
Low Cost Share Dealing Service	143
ShareGift	143
Registrars	144
Dividend Payments Directly into Bank/Building Society Accounts	144
American Depositary Shares	145
Contact Point – ADS Depositary	145
Global Invest Direct	145
SEC Filings	145
The Trading Market	145
Exchange Controls and other Limitations affecting Security Holders	147
Exchange Rates	149
Taxation	149
Taxation of Dividends	150
Capital Gains	151
Estate and Gift Tax	151
Stamp Duty	152
Close Company Status	152
Risk Factors	152
Summary of the Memorandum and Articles of Association	154

Contents	Inside Front Cover
Glossary	159
Cross reference to Form 20-F	160
Index	162

Annual Report and Form 20-F 2001 Cadbury Schweppes 141

7 Shareholder Information

Registered Office and Group Headquarters 25 Berkeley Square
London W1J 6HB
UK

Registered in England and Wales No. 52457

Group Secretary

M A C Clark

Financial Calendar

	Final Dividend for 2001	Interim Dividend for 2002

Ordinary shares
Announcement of results	13 February 2002	17 July 2002
Ex-dividend date	20 February 2002	24 July 2002
Record date	22 February 2002	26 July 2002
Dividend payment	24 May 2002	18 October 2002

The Annual General Meeting of the Company is on 9 May 2002. Subject to confirmation in the notice of the meeting, the Annual General Meeting of the Company in 2003 will be on 8 May 2003.

Dividends
The interim dividend for 2001 of 3.35 pence per ordinary share was paid on 16 November 2001. The final dividend for 2001 of 7.65 pence per ordinary share was recommended by the Directors on 13 February 2002 and, subject to approval at the Annual General Meeting, will be paid on 24 May 2002 to ordinary shareholders on the register at the close of business on 22 February 2002. The recommended final dividend totals £155 million.

The Company has paid cash dividends on its ordinary shares in respect of every financial year since the merger of Cadbury Group Limited with Schweppes, Limited in 1969.
Dividends are paid to holders of ordinary shares on dates which are determined in accordance with the guidelines of the UK Listing Authority. A final dividend is normally recommended by the Board of Directors following the end of the financial year to which it relates and is paid in the following May, subject to shareholders’ approval at the Company’s Annual General Meeting. An interim dividend is normally declared by the Board of Directors following the end of the first half year to which it relates. For 2001 and earlier years, the interim dividend was paid in November. From 2002, interim dividends will be paid one month earlier in October. The dividends for holders of ADS are normally paid by the Depositary one week after the dividend is paid to ordinary shareholders.

Future dividends to be paid by the Company will be dependent upon the Company’s earnings, financial condition and other factors, including the amounts of dividends paid to it by its subsidiaries. There is no UK governmental restriction on dividend payments to foreign shareholders which is applicable to the Company.

142 Cadbury Schweppes Annual Report and Form 20-F 2001

Table 7 ·1 details the amounts of interim, final and total dividends paid in respect of each financial year indicated, translated into US dollars per ADS (each representing four ordinary shares) at the Noon Buying Rate on each of the respective payment dates for interim and final dividends.

Table 7 ·1
Dividend Rates per Ordinary Share and ADS

		Pence per Ordinary Share		Translated into US Dollars per ADS

Financial Year	Interim	Final	Total	Interim	Final	Total

1997	2.750	6.250	9.000	0.185	0.407	0.592
1998	2.900	6.600	9.500	0.191	0.467	0.658
1999	3.050	6.950	10.000	0.218	0.456	0.674
2000	3.200	7.300	10.500	0.201	0.417	0.618
2001	3.350	7.650(a)	11.000	0.191

(a) To be paid on 24 May 2002 (To be paid 3 June 2002 to ADS holders)

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (“DRIP”) is in operation. The DRIP enables shareholders to apply the whole of their cash dividends to buy additional ordinary shares in the Company in the market at competitive dealing rates. Full details of the DRIP can be obtained from the Registrars. Completed Application Forms for the DRIP, to apply to the final dividend 2001, must be returned to the Registrars by 2 May 2002.

Low Cost Share Dealing Service
Hoare Govett Limited operates a Low Cost Share Dealing Service in the ordinary shares of the Company, which enables individual investors to buy or sell certificated shareholdings in a simple, economic manner.

The basic commission is 1% of the value of the transaction with a minimum charge of £10. This is a postal service. Transactions are executed and settled by Pershing Securities Limited. Settlement is in sterling only. The service is subject to the detailed terms and conditions set out in the Hoare Govett leaflet, which can be obtained by telephoning 020 7678 8300 or by writing to:

Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA
UK

ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrars.

Further information about ShareGift is available at www.sharegift.org or by writing to:

ShareGift
The Orr Mackintosh Foundation
24 Grosvenor Gardens
London SW1W 0DH
UK
Telephone: 020 7337 0501

Annual Report and Form 20-F 2001 Cadbury Schweppes 143

7 Shareholder Information

Registrars Shareholder records are maintained by Lloyds TSB Registrars. Arrangements for American Depositary Shares in the US are set out on page 145.

Contact details for the Registrars:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
UK
Telephone: 0870 600 3959/(44) 870 600 3959

The Registrars should be notified in writing of changes to name or address, loss of a share certificate or dividend warrant or a change to or notification of a dividend mandate (see below).

Shareholders with more than one account, arising from inconsistencies in name or address details, may avoid receipt of duplicate mailings by asking the Registrars to amalgamate the holdings.

Shareholders should ensure that all communications are addressed to: The Registrars, Cadbury Schweppes plc at the Lloyds TSB Registrars address above and include their reference number, which starts with 0303, as detailed on the dividend tax voucher. At the moment instructions cannot be given by e-mail.

Information about the Registrars is available at www.lloydstsb-registrars.co.uk and up-to-date information about current holdings on the Register is also available at www.shareview.co.uk, shareholders will need their reference number, as detailed above, to obtain access.

Former Australian Register

In September 2000 Cadbury Schweppes ordinary shares, which had been traded on the Australian Stock Exchange, were delisted, removed from the official list and all details on the Australian Register were transferred to the UK Register held by Lloyds TSB Registrars.

Dividend Payments Directly into Bank/Building Society Accounts

Dividends for shareholders are paid through BACS and can be paid directly into a UK bank or building society account with the tax voucher sent direct to the shareholder’s registered address.

Shareholders who were registered on the Australian Register, when it closed on 29 September 2000, will continue to receive their dividends in Australian dollars, unless they have notified Lloyds TSB Registrars that they wish to receive dividends in sterling. Dividends in Australian dollars can be paid directly into an Australian bank or building society account.

A dividend mandate form, which can be used in both the UK and Australia, is available from Lloyds TSB Registrars or from its website: www.shareview.co.uk under the Frequently Asked Questions section.

144 Cadbury Schweppes Annual Report and Form 20-F 2001

American Depositary Shares Cadbury Schweppes American Depositary Shares (“ADS”) are quoted on the New York Stock Exchange. One ADS represents four ordinary shares.

Contact Point – ADS Depositary

JPMorgan Chase Bank is Depositary for Cadbury Schweppes American Depositary Shares. Shareholder enquiries may be directed to:

JPMorgan Chase Bank
ADR Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Telephone: (781) 575 4328
www.adr.com

Global Invest Direct

Global Invest Direct (“GID”) is a program established by JPMorgan Chase Bank for existing holders of ADS and those persons making a purchase of American Depositary Receipts (“ADRs”) in the Company for the first time. GID provides a convenient and economical way for investors to increase their ADR investment in the Company.

Further information about GID may be obtained from JPMorgan Chase Bank:
Freephone: #1 800 428 4237 (USonly) or at the address above. For calls from outside the US dial 1 781 575 4328.

SEC Filings

In accordance with US legislation, portions of this Report have been incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) in Washington DC, and a copy of this Report has been filed as an exhibit to a Form 6-K filed with the SEC. This filing is available for public inspection and ADS holders may obtain a copy of the Form 20-F from the New York office of JPMorgan Chase Bank. Other shareholders wishing to see a copy of the Form 20-F should apply to the Group Secretary in London.

The Trading Market
The principal trading market for the ordinary shares of 12.5p is the London Stock Exchange. ADS have been traded on the New York Stock Exchange since 2 May 1996 under the ticker symbol CSG. Previously they were traded on the over-the-counter market in the US from 1984 until 1 May 1996 and were quoted on NASDAQ under the ticker symbol CADBY.

Following the two for one share split in 1999, each ADS represents four ordinary shares of 12.5p.

Annual Report and Form 20-F 2001 Cadbury Schweppes 145

7 Shareholder Information

The Trading Market continued
Table 7 ·2 details for the stated periods the high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADS, as reported on the New York Stock Exchange composite tape:

Table 7 ·2
Share Prices: Ordinary Shares and ADS

		Ordinary Shares		American Depositary Shares

		High	Low	High	Low
Financial Year		£	£	US$	US$

1997		3.2500	2.3425	21.97	15.07
1998		5.2050	3.0675	35.06	20.12
1999		5.2250	3.4550	34.56	22.88
2000	First quarter	4.3375	3.2250	28.38	21.44
	Second quarter	4.5725	4.0425	28.63	25.38
	Third quarter	4.4300	3.8025	26.75	22.25
	Fourth quarter	5.0000	3.9900	29.00	24.69
	Full year	5.0000	3.2250	29.00	21.44
2001	First quarter	4.8600	4.2750	29.56	25.56
	Second quarter	4.9350	4.2500	28.30	24.81
	September	4.6650	4.1800	27.25	24.35
	Third quarter	4.8275	4.1800	27.72	24.35
	October	4.5000	4.2100	26.35	24.05
	November	4.5500	4.2100	25.77	24.94
	December	4.4450	4.1175	25.81	23.85
	Fourth quarter	4.5500	4.1175	26.35	23.85
	Full year	4.9350	4.1175	29.56	23.85
2002	January	4.4000	4.2150	25.95	24.55
	February (to 22 February)	4.7250	4.2900	27.50	24.75

The Company undertook a two for one share split in 1999 and prices have been adjusted for prior periods.

The ADS price is affected by the exchange rate between the pound sterling and the US dollar. See Exchange Rates on page 149.

At 30 December 2001, 95.29 million ordinary shares were held as ADS by 2,283 account holders with registered addresses in the US, representing approximately 4.65% of the outstanding ordinary shares. Analysis of the share register and of the beneficial ownership of ordinary shares held by nominees through the London Stock Exchange indicated that in total 357.08 million ordinary shares, including those held through ADS, were held by 2,506 investors with addresses in the US, representing 17.44% of the outstanding ordinary shares.

The 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities, Series A (the “Preferred Securities”) (liquidation preference $25 per security) issued by Cadbury Schweppes Delaware, LP and guaranteed as to certain payments by the Company, are traded on the New York Stock Exchange. The following table details, for the stated periods, the high and low market prices of the Preferred Securities as reported on the New York Stock Exchange composite tape:

146 Cadbury Schweppes Annual Report and Form 20-F 2001

Table 7 ·3
Preferred Securities: High and Low market prices

		High	Low
Financial Year		US$	US$

1997		27.38	24.88
1998		27.38	26.13
1999		27.00	22.56
2000	First quarter	24.56	22.81
	Second quarter	24.50	23.00
	Third quarter	25.19	23.94
	Fourth quarter	25.19	24.00
	Full year	25.19	22.81
2001	First quarter	25.75	25.06
	Second quarter	25.85	25.30
	September	26.00	25.31
	Third quarter	26.20	25.31
	October	25.80	25.60
	November	26.00	25.65
	December	26.01	25.20
	Fourth quarter	26.01	25.20
	Full year	26.20	25.06
2002	January	25.58	25.30
	February (to 22 February)	25.60	25.45

Exchange Controls and other Limitations affecting Security Holders
There are at present no UK foreign exchange control restrictions on remittance of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations. There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company’s ordinary shares.

In the event that a person who is or was interested in ordinary shares fails to give the Company any information required by a notice given pursuant to Section 212 of the Companies Act 1985 (as amended) (the “Companies Act”) (which confers upon public companies the power to require information with respect to interests in their voting shares) within the time specified in the notice, the Company may apply to the Court for an order, inter alia, that no voting rights be exercisable in respect of such shares and that no shares be issued or (except on liquidation) payment be made by the Company in respect of such shares. The holder shall also not be entitled to attend or vote at meetings, and (in the case of a person who holds at least 0.25% in number or nominal value of the shares, or any class of shares in issue) the Board of Directors of the Company may withhold payment of all or part of any dividends and the holder shall not be entitled to receive shares in lieu of dividend and the Board of Directors of the Company may decline to register a transfer of shares in certain circumstances, if (a) the Company has given notice to the registered holder requiring the delivery of an ownership declaration by the beneficial owner pursuant to the Articles of Association (the “Articles”) of the Company; (b) no such declaration has been delivered during the period of 14 days since the service of the notice; and (c) the Company has given a further notice to the registered holder in accordance with the Articles.

Annual Report and Form 20-F 2001 Cadbury Schweppes 147

7 Shareholder Information

Exchange Controls and other Limitations affecting Security Holders continued
Under the Companies Act, any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company equal to, or in excess of, 3% or a non-material interest equal to, or in excess of, 10% comes under an obligation to disclose prescribed particulars to the Company in respect of those ordinary shares. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or, where, above that level, the percentage (expressed in whole numbers) of the Company’s voting share capital in which a person has a notifiable interest, increases or decreases.

As detailed on page 63, at the date of this Report the Company did not hold any notification of interests amounting to 3% or more in the issued share capital of the Company in accordance with Section 198 of the Companies Act 1985 (as amended). Table 7 ·4 details notifications of interests, in accordance with Section 198, for the three year period ended 30 December 2001.

Table 7 ·4
Notifications of Share Interests

		Number of shares
		in which there	Interest in issued
		is an interest	share capital
Date of notification	Interested party	(in millions)	(in %)

1999
25 February	Capital Group of Companies, Inc	44.8	Decrease to 2.2
25 February	Prudential Corporation plc	64.0	Decrease to 3.1
22 March	Prudential Corporation plc	61.0	Decrease to 2.9
29 March	Capital Group of Companies, Inc	64.8	Increase to 3.2
29 April	Prudential Corporation plc	64.4	Increase to 3.2
17 May	Prudential Corporation plc	60.8	Decrease to 2.9
9 July	Capital Group of Companies, Inc	81.8	Increase to 4.0
27 August	Capital Group of Companies, Inc	88.1	Increase to 4.3
2000
24 February	Capital Group of Companies, Inc	98.0	Increase to 4.9
25 February	Prudential Corporation plc	55.3	Decrease to 2.7
24 March	Capital Group of Companies, Inc	101.5	Increase to 5.0
16 August	Capital Group of Companies, Inc	101.3	Decrease to 4.9
28 September	Capital Group of Companies, Inc	81.1	Decrease to 3.9
6 October	Capital Group of Companies, Inc	61.0	Decrease to 3.0*
2001
There were no notifications in the year.

*This interest was below 3% at 31 December 2000, due to the increase in issued share capital between 6 October and 31 December 2000.
The Company undertook a two for one share split in 1999. Share interests have been restated for prior periods.

148 Cadbury Schweppes Annual Report and Form 20-F 2001

Exchange Rates
Table 7 ·5 details for the stated periods the average or the high and low Noon Buying Rates (i.e. the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York) for pounds sterling expressed in US dollars per £1.00:

Table 7 ·5
Exchange Rates

Financial Year (a)		High	Low	Average (b)
		US$	US$

1997		–	–	1.64
1998		–	–	1.66
1999		–	–	1.62
2000		–	–	1.51
2001	September	1.47	1.44	–
	October	1.48	1.42	–
	November	1.47	1.41	–
	December	1.46	1.42	–
	Full year	–	–	1.44
2002	January	1.45	1.41	–
	February (to 22 February)	1.43	1.41	–

(a) The Company’s financial year ends on the Sunday nearest to 31 December. Prior to 1999, the financial year ended on the Saturday nearest to 31 December.
(b) Calculated by using the average of the exchange rates on the last day of each month during the period.

On 28 December 2001, the last dealing day of the Company’s financial year, the Noon Buying Rate for the pound sterling was £1.00 = US$1.45. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Company’s ordinary shares listed on the London Stock Exchange and, as a result, are likely to affect the market price of the ADS in the US. Such fluctuations will also affect the US dollar amounts received by holders of ADS on conversion by the Depositary of cash dividends paid in pounds sterling on the ordinary shares represented by the ADS.

Taxation
This discussion of UK, Australian and US tax law considerations is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ownership of ordinary shares or ADS. The summary of UK, Australian and US tax laws set out below is based: (i) on the laws in force as at 30 December 2001, and is subject to any changes in UK, Australian or US law, in any double taxation convention between the US and the UK or in UK Inland Revenue practice, occurring after 30 December 2001; and (ii) in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and holders of ordinary shares or ADRs representing ADS are advised to satisfy themselves as to the overall tax consequences of their ownership of ordinary shares or ADRs and the ADS and the ordinary shares represented thereby, by consulting their own tax advisors. This summary does not deal with the UK tax consequences to a US resident shareholder (as defined on page 151) that is resident, or in the case of an individual resident or ordinarily resident, for UK tax purposes in the UK or that carries on business in the UK through a branch or agency.

Annual Report and Form 20-F 2001 Cadbury Schweppes 149

7 Shareholder Information

Taxation continued
For the purpose of the current US-UK double taxation conventions and for the purposes of the US Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”), discussed below, the holders of ADRs should be treated as the owners of the underlying ordinary shares represented by the ADS that are evidenced by such ADRs.

Taxation of Dividends

UK Residents

An individual shareholder resident in the UK is treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid and the tax credit attaching to the dividend. The tax credit is equal to one-ninth of the dividend and may be credited against the shareholder’s UK income tax liability. The tax credit is sufficient to satisfy the lower or basic rate income tax liability in respect of the dividend, but further income tax at the higher rate may be payable depending on the shareholder’s personal circumstances. Where ordinary shares are held in Personal Equity Plans and Individual Savings Accounts, the tax credit on dividends received into such accounts before 6 April 2004 will generally be repayable.

Australian Residents

An individual shareholder, resident in Australia for tax purposes, will be assessable to income tax on the sum of the dividend received and the UK tax credit. A foreign tax credit is available in Australia for the lesser of the Australian tax payable on the gross dividend or the equivalent of the UK tax credit. Thus, an Australian resident shareholder receiving a dividend of AUD90, will be treated as receiving taxable income of AUD100, being the sum of the AUD90 dividend and an AUD10 UK tax credit. A foreign tax credit of up to the UK tax credit of AUD10 will then be available to be offset against the Australian resident’s liability to tax. No refund of UK tax will be available.

An Australian tax resident non-individual shareholder will be assessable to income tax on the amount of the dividend received.

The above comments are intended as a general guide only and are based on current legislation and Australian Taxation Office practice. These comments apply to shareholders who are resident in Australia for tax purposes and who hold their ordinary shares as a capital investment. References to “non-individual shareholders” are references to shareholders that are not natural persons and that own less than 10 per cent of the issued share capital of the Company. It is assumed that Australian resident shareholders do not have a permanent establishment or fixed base in the UK.

US Residents

US resident shareholders will be treated as receiving dividend income equal to the sum of the dividend and the tax credit, reduced by UK withholding tax at 10% which will be available as a foreign tax credit subject to the provisions of the Code. Thus, a US resident shareholder receiving a dividend of £90 will be treated as receiving taxable income of £100 less UK withholding tax of £10. No refund of UK tax will be available.

The gross dividend (the sum of the dividend paid by the Company plus the related UK tax credit) payable to a holder who is a US citizen or a US resident (as defined below) will generally be treated as foreign source dividend income for US Federal Income Tax purposes. The amount of any cash distribution paid in pounds sterling, including UK taxes withheld therefrom, will be the US dollar value of the pounds sterling payment on the date of receipt by the US holder (or, in the case of ADRs, by the Depositary), regardless of whether the payment is converted into US dollars. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary US source income or loss. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations under Section 243 of the Code.

Annual Report and Form 20-F 2001 Cadbury Schweppes 150

Special rules apply for the purposes of determining the dividend paid and foreign tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company.

As used herein, the term “US resident” includes an individual resident in the US for purposes of US tax, a US corporation and a foreign corporation or non-resident alien individual engaged in the conduct of a trade or business within the US with which a dividend or gain, as the case may be, on the ADRs or ordinary shares is effectively connected.

Capital Gains

UK Capital Gains Tax

The values at 31 March 1982 for the purposes of UK capital gains tax adjusted to reflect the two for one share split in 1999 were:

Ordinary Shares of 12.5p each	49.25p	77.535p*

*77.535p is the adjusted price for shareholders who subscribed for their full entitlements under the rights issues in October 1993 and February 1995.

Taxation of Capital Gains for US Residents

Holders of ADRs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK, will not be subject to UK taxation on capital gains realised on the disposal of their ADRs or ordinary shares, unless the ADRs or ordinary shares are used or held for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency.

A holder of ADRs or ordinary shares who is a US citizen or a US resident (as defined above) will generally recognise gain or loss for US federal income tax purposes on the sale or other disposition of ADRs or ordinary shares in an amount equal to the difference between the US dollar value of the amount realised and the holder’s tax basis in the ADRs or ordinary shares. Such gain or loss will be capital gain or loss if the ADRs or ordinary shares are held as capital assets, and will generally be long-term capital gain or loss if the ADRs or ordinary shares were held for more than one year. Any such gain or loss will generally be US source gain or loss.

Long-term capital gains of individuals, under certain circumstances, are taxed at preferential rates. Generally, individuals will be taxed on net capital gains on assets held for more than one year at a maximum rate of 20%.

Estate and Gift Tax

The current Estate and Gift Tax Convention between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADRs where the shareholder or holder of the ADRs making the transfer is domiciled, for the purposes of the Convention, in the US. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, Inheritance Tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other gratuitous transaction by an individual (in general within seven years of death) or on the death of an individual. In the unusual case where ordinary shares or ADRs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.

Annual Report and Form 20-F 2001 Cadbury Schweppes 151

7 Shareholder Information

Stamp Duty

No stamp duty or stamp duty reserve tax (“SDRT”) will be payable in the UK on the purchase or transfer of an ADR, provided that the ADR (and any separate instrument or written agreement of transfer) remains at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person.

A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner (including the transfer of underlying ordinary shares from the Depositary to an ADR holder) under which no beneficial interest passes is subject to stamp duty at the fixed rate of £5.00 per instrument of transfer.

Close Company Status

So far as the Directors are aware the close company provisions of the Income and Corporation Taxes Act 1988 do not apply to the Company and there has been no change in that position since the end of the financial year.

Risk Factors
Investors in the Company should carefully consider the risk factors described below.
The Company’s business, financial condition, results of operations or stock price could be materially adversely affected by any or all of these risks, or by other risks that the Company presently cannot identify.

The information set forth under the headings “Euro”, “Treasury Risk Management”, “Liquidity Risk”, “Interest Rate Risk”, “Currency Risk”, “Commodity Risk” and “Credit Risk” on pages 56 to 58 is incorporated herein by reference.

Competition and Demand

Both the beverages and confectionery industries are competitive. In its major markets, the Group competes with other multinational corporations that have significant financial resources to respond to and develop the markets in which both they and the Group operate. These resources may be applied to change areas of focus or to increase investments in marketing or new products. This could cause the Group’s sales or margins to decrease in these markets. Furthermore, consumer tastes are susceptible to change. Changes in consumer preferences could adversely affect the Group’s sales or margins in individual markets.

Raw Materials

The Group’s profitability depends to some extent upon the purchase of raw materials from around the world, which exposes the Group to price and supply fluctuation. Key items such as cocoa, milk, sugar and packaging materials are subject to potentially significant fluctuations in price and availability. While the Group takes measures to protect itself against the short-term impact of these fluctuations, there is no assurance that in the long-term any increase in costs can be recovered from customers. A failure to recover these costs from customers could decrease the Group’s profitability.

Manufacturing

The Group’s manufacturing facilities could be disrupted for reasons beyond the Group’s control. These disruptions may include extremes of weather, fire, supplies of materials or services, system failures, workforce actions or environmental issues. Even though the Group takes measures to limit these risks and any financial consequences, any significant manufacturing disruptions could adversely affect the Group’s ability to make and sell products, which could cause the Group’s revenues to decline.

152 Cadbury Schweppes Annual Report and Form 20-F 2001

Contamination

Despite safety measures adopted by the Group, the Group’s products could become contaminated. The Group uses many ingredients in manufacturing beverages and confectionery, which increases the risk of contamination, either accidental or malicious. While the Company believes that these incidents are generally localised, any contamination could be expensive to remediate, cause delays in manufacturing and adversely affect the Group’s reputation and financial condition.

Dependence on Business Partners

A significant part of the Group’s business is conducted through licensing arrangements, notably with bottlers of its beverages products. In certain countries, there is also a greater concentration of its customer base, generally due to the consolidation of retail trade in such countries. Termination of major licenses or pricing pressures from customers in such countries could adversely impact sales or margins in particular market segments.

Currency Fluctuations

The Group operates in many different countries and thus is subject to currency fluctuations, both in terms of its trading activities and the translation of its financial statements. While the Group uses short-term hedging for trading activities, the Company does not believe that it is appropriate or practicable to hedge long-term translation exposure. The Group does, however, seek some mitigation of such translation exposure by relating the currencies of trading cash flows to those of its debt by using broadly similar interest cover ratios. If the Group experiences significant currency fluctuations or is unable effectively to use similar interest cover ratios, then the Group’s financial condition could be adversely affected.

Banking Credit

In its financing activities, the Group deals with many banks and financial institutions and thus is exposed to a risk of loss in the event of non-performance by the counterparties to financial instruments. While the Group seeks to limit such risk by dealing only with counterparties which have high credit ratings, the Group cannot give assurances that counterparties will fulfill their obligations, which could materially affect the Group’s financial position.

Information Technology

The Group depends on accurate, timely information and numerical data from key software applications to enable day to day decision making. Any disruption caused by a failure of such applications, of underlying equipment or of communication networks, for whatever reason, could delay such decisions or cause the Group material financial losses.

Governmental Actions

Given the multinational nature of its business, the Group is subject to substantial government regulation which may change dramatically as a result of political, economic or social events. Such changes may be wide-ranging and cover cross-border trading, taxation, employment practices, environment, health and safety issues. The effects of such changes are uncertain. If the Group was unprepared to handle or could not adequately prepare for any such changes, the Group’s businesses could suffer.

Acquisitions

The Group has completed a number of significant acquisitions during recent years. While various forms of warranties and indemnities exist with respect to such acquisitions, there can be no assurance that the Group has anticipated all problems of these businesses or that all losses associated with these recently acquired businesses may come to light prior to the expiration of such warranty and indemnity protections.

Annual Report and Form 20-F 2001 Cadbury Schweppes 153

7 Shareholder Information

Summary of the Memorandum and Articles of Association
A copy of the Company’s Memorandum and Articles of Association, amended as of 3 May 2001, will be appended as an exhibit to the Form 20-F to be filed with the US Securities and Exchange Commission in April 2002.

Set out below is a summary of the material provisions of the Memorandum and Articles of Association of the Company.

Object and Purposes

The Company’s principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The Company has multiple business objectives and purposes and is authorised to do such things as the board may consider to further the Company’s interests, all as provided in its Memorandum of Association.

Directors

(a) Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the board as required by the Companies Acts 1985 and 1989, a director is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i)	the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiary undertakings;

(ii)	the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii)	an offer by the Company or any of its subsidiary undertakings in which he is or may be entitled to participate or the underwriting or sub-underwriting of which the director is to participate;

(iv)	any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v)	any contract concerning any other company (not being a company in which the director owns one per cent. or more (as defined in the Articles of Association)) in which he is interested directly or indirectly;

(vi)	any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the directors and employees of the Company or any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

154 Cadbury Schweppes Annual Report and Form 20-F 2001

(vii)	any contract for the benefit of employees of the Company or any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(viii)	any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the Companies Acts, the Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(b) Although there are no provisions in the Articles specifically relating to directors’ powers, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, the provisions set out in paragraph (a) above would need to be taken into account. The Articles further provide that the board of directors may determine directors’ fees (subject to prescribed limits) and that the board or an authorised committee thereof may exercise all powers of the Company to provide benefits (either by the payment of gratuities or pensions or by insurance or in any other manner) for any director, former director or their relations, connections or dependants.

(c) The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral for any debt, liability or obligation of the Company or any third party. The board must restrict the Company’s borrowings in order to ensure that the aggregate principal amount from time to time outstanding of all borrowings by the Group shall not (without the previous sanction of an ordinary resolution of the Company) exceed an amount equal to 21/2 times the adjusted capital and reserves, as defined in the Articles of Association.

(d) No person shall be disqualified from being appointed a director, nor shall any director be required to retire as a director, by reason only of the fact that he has attained the age of 70 years or any other age. If the board convenes any general meeting at which, to the knowledge of the board, a director who is 70 or over will be proposed for appointment or re-appointment, it must give notice of his age in the documents convening the meeting.

(e) There is no shareholding qualification for directors.

Shares

(a) Subject to the Companies Acts, shareholders may receive dividends in accordance with the rights attached to each class of shares that they hold. No dividend shall exceed the amount recommended by the board of directors. Further, the board may pay interim dividends if, in its opinion, these are justified by the financial position of the Company.

The board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders in respect of any dividend the right to elect to receive ordinary shares, credited as fully paid, instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it became due for payment shall be forfeited and shall revert to the Company.

Annual Report and Form 20-F 2001 Cadbury Schweppes 155

7 Shareholder Information

Shares continued

(b) Every member of the Company who is present in person at a general meeting shall have one vote on a vote taken by a show of hands. On a poll, every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Voting at any general meeting of the shareholders is decided on a show of hands unless a poll is properly demanded. A poll may be demanded by:

(i)	the chairman of the meeting;

(ii)	at least five members present in person or by proxy and entitled to vote;

(iii)	any member or members present in person or by proxy representing together not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(iv)	any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(c) Other than the provisions outlined above relating to dividends, shareholders have no other rights to share in the Company’s profits.

(d) The rights of shareholders to share in any surplus in the event of liquidation are not expressly dealt with in the Articles of Association. Under English law, in the event of liquidation, after payment of all liabilities, the Company’s remaining assets would be used to repay the holders of shares the amount they paid for their shares. Any balance would be divided amongst the shareholders in proportion to the nominal amount held by them. The liquidator of the Company may also (with the sanction of a special resolution of the Company and any other sanction required by the Companies Acts) divide amongst the members the whole or any part of the non-cash assets of the Company and set such values to be attached to those assets.

(e) Subject to the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed at the option of the Company or the shareholder.

(f) There are no sinking fund provisions in the Articles of Association.

(g) Subject to the terms of issue, the board of directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares and not payable on a date fixed under the terms of issue. Members may also elect to advance all or any part of moneys uncalled and unpaid upon any shares that they hold, if this is acceptable to the board.

(h) There are no provisions in the Articles of Association which discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

156 Cadbury Schweppes Annual Report and Form 20-F 2001

General Meetings

Annual General Meetings of the Company are convened by the board of directors in accordance with the Companies Act 1985, on a date that is within 15 months after the date of the preceding annual general meeting, at a place and time determined by the board. The board may convene an extraordinary general meeting whenever it thinks fit. In addition, the board must convene an extraordinary general meeting if requested to do so by members of the Company holding not less than one-tenth of the paid up capital of the Company carrying the right to vote at general meetings at the date of the request.

Two members present in person or by proxy and entitled to vote shall constitute a quorum for all purposes, save as otherwise provided by the Articles of Association. If a quorum is not present within five minutes after the commencement time of the meeting, the meeting will be adjourned to another day, being not less than ten and not more than 28 days later. At that reconvened meeting, one member present in person or by proxy shall constitute a quorum.

Members or their proxies wishing to attend any general meeting must submit to searches or other security arrangements or restrictions as the board shall consider appropriate and may be refused admission if they refuse to submit to such searches, arrangements or restrictions.

Limitations on Rights to own Shares

Persons who are neither resident in the UK nor UK nationals may freely hold, vote and transfer shares in the same manner as UK residents or nationals. Any member whose registered address is not within the UK can give the Company a postal address within the UK at which notices may be served on him. Otherwise, a member whose registered address is not within the UK is not entitled to receive any notice from the Company.

Change in Control

There are no provisions in the Memorandum or Articles of Association that would have an effect of delaying, deferring or preventing a change of control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Notification of Shareholding

Under the Companies Act 1985, any person who acquires:

(a) a material interest in the Company’s voting share capital equal to or in excess of three per cent. of the nominal value of that share capital; or

(b) a non-material interest equal to or in excess of ten per cent. of the nominal value of the share capital,

comes under an obligation to notify the Company of prescribed particulars (set out in the Companies Act 1985) relating to his shareholding. Equally, the obligation to notify the Company arises where a shareholder’s notifiable interest in the Company’s share capital falls below the notifiable percentage, or where, above that level, the percentage of the voting share capital in which a shareholder has a notifiable interest increases or decreases.

Differences from law in host country With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Annual Report and Form 20-F 2001 Cadbury Schweppes 157

7 Shareholder Information

Changes in Capital

The provisions in the Memorandum and Articles of Association in respect of changes in the Company’s capital are no more stringent than required by English Law. Thus, the Company may by ordinary resolution increase, consolidate, consolidate and then divide, sub-divide its shares or any of them (subject to the Companies Acts), or cancel any shares which, at the date of the resolution, have not been taken or agreed to be taken by any person. The Company may, subject to the Companies Acts, by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve.

158 Cadbury Schweppes Annual Report and Form 20-F 2001

Glossary

Terms used in this Annual Report	US equivalent or brief description

Advance corporation tax	No direct US equivalent. Tax paid on company
distribution recoverable from UK taxes due
on income
Allotted	Issued
Associated undertaking	Generally a 20%-50% owned investee
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation
allowances
Cash at bank	Cash
Creditors	Accounts payable/payables
Creditors: Amounts falling due after	Long-term liabilities
more than one year
Creditors: Amounts falling due within	Current liabilities
one year
Debtors	Accounts receivable/receivables
Fair values	Current values
Finance lease	Capital lease
Financial year	Fiscal year
Freehold	Ownership with absolute rights in perpetuity
Freehold land	Land owned
Gearing	Leverage
Group, or consolidated accounts	Consolidated financial statements
Interest receivable	Interest income
Interest payable	Interest expense
Loan capital	Long-term debt
Net asset value	Book value
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account (reserve)	Retained earnings
Profit and loss account	Income statement
Profit attributable to ordinary	Net income
shareholders
Reconciliation of movements in	Statement of changes in stockholders’ equity
shareholders’ funds
Reserves	Stockholders’ equity other than capital stock
Share capital	Ordinary shares, capital stock or common
stock issued and fully paid
Share option	Stock option
Share premium account	Additional paid-in capital relating to proceeds
of sale of stock in excess of par value or
paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Shareholders’ funds	Stockholders’ equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues (or sales)

Annual Report and Form 20-F 2001 Cadbury Schweppes 159

Cross reference to Form 20-F

The information in this document that is referred to below shall be deemed to be part of the annual report on Form 20-F for 2001 and is therefore filed with the Securities and Exchange Commission in the US for all purposes and is the only information that is intended to be so filed or incorporated by reference into any filing by the Company under applicable US securities laws. References below to major headings include all information under such major headings, including subheadings. References to subheadings include only information contained under such subheadings.

Item		Page

1	Identity of Directors, Senior Management and Advisors
	Not applicable	–
2	Offer Statistics and Expected Timetable
	Not applicable	–
3	Key Information
	Selected Financial Data	80-86; 142-143; 149
	Risk Factors	152-153
4	Information on the Company
	History and development of the Company	10-19; 22-27; 30-34; 42; 48; (a)
	Business overview	29-38
	Organisational structure	128-129;(a)
	Property, plants and equipment	36-37; 55-56
5	Operating and Financial Review and Prospects
	Operating Results	40-56
	Liquidity and capital resources	54-55
	Research and development, patents and licences	37
	Trend information	40-56
6	Directors, Senior Management and Employees
	Directors and senior management	60-61
	Compensation	72-78
	Board practices	64-72
	Employees	35
	Share ownership	74-78
7	Major Shareholders and Related Party Transactions
	Major shareholders	63;148
	Related party transactions	78;(a)
8	Financial Information
	Consolidated statements and other financial information	87-140
	Significant changes	–
9	The Offer and Listing
	History of stock price	145-147
	Markets	145-147
10	Additional Information
	Memorandum and Articles of Association	154-158
	Material contracts	(a)
	Exchange controls	147-148
	Taxation	149-152
	Documents on display	(a)
11	Quantitative and Qualitative Disclosure About Market Risk	56-58
12	Description of Securities Other Than Equity Securities
	Not applicable	–
13	Defaults, Dividend Arrearages and Delinquencies
	None	–

160 Cadbury Schweppes Annual Report and Form 20-F 2001

Item		Page

14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	None	–
15	[Reserved]
16	[Reserved]
17	Financial Statements
	Not applicable	–
18	Financial Statements
	Statement of Directors’ responsibilities in relation to Financial Statements	88
	Auditors’ Report	88
	Group Profit and Loss Account	90
	Recognised Gains and Losses	91
	Reconciliation of Movements in Shareholders’ Funds	91
	Balance Sheets	92
	Group Cash Flow Statement	93
	Geographical Analysis	94
	Notes to the Financial Statements	96-140
19	Exhibits	(a)

(a) All or a portion of the information required by this Item is set forth in, and incorporated by reference from, the Form 20-F of Cadbury Schweppes plc, which will be filed with the United States Securities and Exchange Commission in April 2002.

The Noon Buying Rate on 22 February 2002 was £1=US$1.43.

Forward looking statements
Forward looking statements, within the meaning of Section 21E of the US Securities Exchange Act of 1934, are made throughout this Report. Forward looking statements are based on management’s current views and assumptions, and involve risks and uncertainties that could significantly affect expected results. For example, results may be affected by external factors such as: international economic and political conditions (including worsening economic conditions in developing countries in which the Group has operations); currency rate fluctuations; actions of competitors, certain of which have resources greater than the Group; changes in laws and regulations, including changes in accounting standards; difficulties in obtaining governmental approval for intended acquisitions or disposals; distributor and licensee relationships and actions; consumer demand and acceptance of new products; effectiveness of spending and marketing programmes; fluctuations in the cost and availability of raw materials; and unusual weather patterns.

Annual Report and Form 20-F 2001 Cadbury Schweppes 161

Index

A	A&W 31,43		Cadbury Schweppes Employee Trust 40, 54, 93, 107, 135		Disposals 17, 41, 47, 97, 100
	Accounting convention 96		Cadbury Schweppes Global Beverages		Diversity 27, 36
	Accounting policies 53		Technology Center 37		Dividend Cover 84
	Acquisitions 7, 16, 17, 41, 47, 49, 97, 124		Cadbury Schweppes Purpose and Values 18		Dividend Mandate 144
	Africa, India and Middle East 25, 30, 32,		Cadbury Schweppes (South Africa) 33, 34, 48		Dividend(s) 11, 54, 62, 84, 103, 134, 142
	46, 52		Camelot Group plc 42, 99, 101, 108, 128		Dividend Reinvestment Plan (DRIP) 143
	Allan (brand) 32		Canada 15, 19, 22, 24, 42, 45, 101		Dow Jones Sustainability Index 26
	Amalgamated Beverage Industries Ltd		Canada Dry 31		Dr Pepper (brand) 14, 16, 22, 31, 43, 49
	(ABI) 48, 53, 55, 100		Capital and Reserves 92, 123		Dr Pepper Bottling Company of Texas
	(The) American Bottling Company (ABC) 17,		Capital commitments 55, 106		(DPBCOT) 34, 55, 102
	34, 102		Capital expenditure 42, 48, 55, 93, 106		Dr Pepper/Seven Up Inc. (DPSU) 15, 31, 49,
	American Depositary Shares (ADS) 145		Capital gains 151		53, 99
	Americas (see US)		Capital structure 54		Dr Pepper/Seven Up Bottling Group Inc
	Americas Confectionery 24, 30, 32, 45, 51		(The) Carlyle Group 34		(DPSUBG) 17, 23, 31, 33, 34, 48, 78, 99, 126
	Annual General Meeting IFC, 54, 62, 64, 67, 68, 103, 142		Carteret 17, 42, 101, 124		Dulciora 32
	Annual Incentive Plan 70		Cash Flow 6, 10, 40, 55, 93, 127, 134
	Argentina 16, 25, 32, 33, 45, 51		CBI Prompt Payers Code	E	Earnings per share 6, 10, 40, 84, 97, 104
	Arthur Andersen 89, 101		(see Policy on Payment to Suppliers)		Eclairs (see Cadbury’s Eclairs)
	Articles of Association 64		Chairman’s Community Awards 27		Economic and Monetary Union (EMU) 56
	Asia Pacific 17, 25, 30, 32, 41, 45, 51		Chairman’s Statement 10		Egypt 25
	Associates 53		Champomy 33		Employee involvement 27, 35
	Audit Committee 26, 65, 69		(The) Character of the Company 68		Employees 5, 11, 63
	Auditors 68, 69		Charitable contributions 63		Employees’ emoluments 102
	Auditors’ remuneration 101		Cherry Blasters 51		Employees — numbers of 35
	Auditors’ Report 88		Cherry Ripe (brand) 51		Employee Trust (see Cadbury Schweppes Employee Trust)
	Australia 5, 15, 16, 19, 23, 25, 32, 33, 45, 100		Chewing Gum (see Gum)		Energade 21
			Chief Executive Officer’s Committee 66		Enquiries 164
B	Balance Sheets 92		Chief Executive Officer’s Review 14		Environment (see also Corporate
	Barratt (brand) 31		Chief Operating Officer’s Review 22		Environmental Policy) 37, 63
	Bassett (brand) 31		China 15, 25, 32, 45		Environment, Health and Safety Report 27
	Bassett’s Jelly Babies 31		Clamato 23, 31, 44, 49		Equal employment opportunities 36
	Bassett’s Liquorice Allsorts 18, 31		Close company 152		Equity Securities 63
	Bazooka 32		Coca-Cola & Schweppes Beverages 17		Ethical Trading 38
	Beldent 32		Cocoa (beans) 38		Euro 44, 56
	“Bertie” Bassett 18		Code of Best Practice (see Combined Code)		Europe Beverages 6, 10, 15, 23, 30, 31,
	Beverages Brands Disposal 34, 100		Code of Conduct 68		44, 50
	Bim Bim 17, 32		(The) Combined Code 64, 69		Europe Confectionery 24, 30, 31, 44, 45, 50
	Birlik 32		Committees (see Board Committees)		European Union (EU) 38, 56
	Black Stallion 51		Commodity Risk 58		Executive Development Programme 17
	Board Committees 11, 65		Community Involvement 63		Exceptional items 135
	Board of Directors 11, 60, 61, 65		Competition 34		Exchange control(s) 147
	Bonus Share Retention Plan (BSRP) 69, 70		Consolidation basis 96		Exchange rates 149
	Borrowing facilities 55		Continental Europe 5, 16, 27, 32, 33
	Borrowings 54, 56, 115		Contingent Liabilities 127	F	Finance leases 106
	Borrowings limit 116		Cool Ridge 51		Financial Calendar 142
	Bortz 32		Corporate and Social Responsibility 26		Financial Highlights 6
	Bournvita 21		Corporate and Social Responsibility		Financial instruments (see Derivatives)
	Brand(s) 35		Committee 11, 18, 19, 26, 38, 66		Financial Ratios 84
	Breakaway (see Cadbury Breakaway)		Corporate Environmental Policy 37		Financial Reporting Standard (see FRS)
	Bromor (Foods) 25, 32, 46, 52		Corporate Governance 11, 64		Financial Statements (preparation) 88, 100
	Business Principles (statement of) 26		Corporate Highlights 6		Financial year 96
	Business Regions 30		Corporation Tax 103		Fixed Assets 55, 92
	Business Review 1, 62		Cote d’Ivoire 19		Foreign currencies (see Currency/ies)
	Butterkist 31		Country Time 31		Form 20-F IFC, 160
			Creditors 110		Forward looking statements 161
C	Cadbury Australia 51		Credit Risk 58		France 11, 15, 18, 22, 24, 31, 32, 50
	Cadbury Ltd (see Cadbury Trebor Bassett)		Cross-branding 21		FRS 15 98
	Cadbury Beijing 34, 51		Cross reference to Form 20-F 160		FRS 17 53, 96, 113
	Cadbury Brand 31, 32		Crystal Light 31		FRS 18 53, 96
	Cadbury Breakaway 15, 45, 51		Currency/ies 97, 119, 127		FRS 19 53, 96, 98, 111
	Cadbury Choclairs 51		Currency Risk 57		Fry’s 31
	Cadbury Chocolate Canada 51		Current Assets 92		FTSE4Good Index 26
	Cadbury Crunchie McFlurry 16		Current Liabilities 92		“Functional Confectionery” 20
	Cadbury Dream 19, 45, 51		Customers 38		Fuzzy Peach 51
Cadbury Egypt 42, 46, 54, 124
	Cadbury Faam 34	D	Debtors 109	G	Gearing (ratio) 84
	Cadbury India 27, 32, 46, 52		Deferred taxation 111, 133		Geographical analysis (Financial) 94, 95, 96
	Cadbury Nigeria 25, 27		Depreciation 105		German(y) 32
	Cadbury Russia 51		Derivatives 54, 100, 118, 133		Ghana 19, 26
	Cadbury Stani 16, 32, 33, 51		Description of Business		Gini 31
	Cadbury Trebor Bassett (CTB) 24, 31, 44, 50		(Principal Activities) 30		Global Invest Direct 145
	Cadbury Wedel 51		Directors 64		Glossary 159
	Cadbury’s Brunch Bar 23		Directors’ biographies 60, 61		Global supplier code 26
	Cadbury(‘s) Dairy Milk 24, 25, 31, 51		Directors’ emoluments/remuneration 67, 69,		Going concern 68
	Cadbury’s Eclairs 31		73, 102		Goodwill 99, 104, 123, 132
	Cadbury’s Miniature Heroes 31, 50		Directors’ Fees 72		Government regulations 38
	Cadbury’s Picnic 31		Directors’ Interests 76		Grant-Lydick (Beverages) 17, 34, 126
	Cadbury’s Roses 31		Directors’ Report		Great Britain 50
	Cadbury’s SnowFlake 24, 50		(see Report of the Directors)		Group Cash Flow Statement (see Cash Flow)
	Cadbury’s TimeOut 31		Directors’ Responsibilities 68, 88		Group Companies 128
	Cadbury’s Wispa 51		Directors’ Service Contracts 64, 72		Group Financial Record 80
	Cadbury’s Wispa Bite 50		Disabled persons 36		Group Profit and Loss Account 90

162 Cadbury Schweppes Annual Report and Form 20-F 2001

	Group Risk and Safety Programme		North America(n) 5, 16, 31, 33		7 UP (brand) 23, 31, 32, 43
	(GRASP) 38		North America Beverages 22, 23, 30, 41, 43, 49		Share buy back 63
	Group Secretary 62, 142				Share Capital 63, 123
	Gum 11, 33	O	Oasis 24, 31, 44, 50		Share dealing service
			Olympics 51		(see Low Cost Share Dealing Service)
H	Hawaiian Punch 17, 18, 23, 31, 34, 44, 49, 55		Operating and Financial Review 40		ShareGift 143
	Hazelnut Dream 45		Operating asset turnover 84		Shareholder Information 141
	Health and Safety 38		Operating companies 128		Shareholder relations 67
	Heroes (see Cadbury’s Miniature Heroes)		Orangina 11, 15, 16, 17, 24, 31, 33, 44, 101		Shareholders’ Funds 54, 91, 92, 123
	Highest paid Director 73		Orangina Pampryl 41, 55, 124		Share interests 148
	Hollywood 11, 17, 18, 22, 24, 32, 34, 44, 48,		Ordinary shares 123		Share options 71,123
	49, 50, 51, 55, 101, 126				Share price 77, 146
	Human Rights and Ethical Trading	P	Pampryl 31, 33		Share Schemes/Plans 74, 130
	Policy/Working Group 26, 38		Pascall brand 32		Share split 100
			Peñafiel 31		Sharps (brand) 31, 32
I	India 30, 47		Pension(s) 36, 75, 99, 112, 134		Slush Puppie 17, 33, 42, 124
	Indonesia 32, 47		People (see Employees)		Snapple (Beverage Group) 10, 11, 15, 17, 22, 23,
	Industry Snapshot		(The) Per Cent Club 63		31, 32, 33, 44, 47, 49, 55, 101, 126
	(A Snapshot of our Industry) 20		Performance measurement 40		Snapple Elements 22
	Intangible assets 99, 104, 132		Pernod Ricard 33, 41, 55		Solo 32
	Interest 53, 102		Peter Paul (brand) 32		Sour Patch Kids 51
	Interest cover 84		Piasten 55		South Africa 25, 32, 46, 47, 52, 53, 100
	Interest Rate Risk Management 57, 120		Picnic (see Cadbury’s Picnic)		South America 51
	Interim dividend (see Dividend(s))		Pimousse Jellies 50		Spain 11, 16, 24, 31, 32, 33, 44, 50
	Internal Control 68		Poland 11, 15, 24, 25, 32, 45		Sponsorship (see Community Involvement)
	Investment(s) 107		Poli 33		Sportlife 32, 33, 51
	Ireland 24, 44, 50		Policy on payment to suppliers 63		Spring Valley 17, 25, 32, 33, 42, 101, 124
			Political Donations 67		Squirt 31, 32
J	Jaret International (CS) Inc 17, 24, 45, 55		Portugal 32		Stamp Duty 152
	JPMorgan Chase Bank 145		Post Balance Sheet event(s) 62, (127)		Stani brand (see Cadbury Stani)
			Poulain 32		Stewart’s 31
K	Kent 11, 32, 17		Preferred Shares see QUIPS		Stock(s) 98, 109
	Kiss Cool 34		Principal activities 30, 62		Strategy 1, 4, 16
	Krema 34		Project Probe 17, 46, 55		Subsidiary undertakings 128
			Profit before tax 10, 62		Sugar 38
L	La Casera 11, 16, 17, 24, 31, 33, 42, 44,		Profit Retained 90		Summary Financial Statement IFC
	55, 101, 124		Property/ies 36, 98, 106, 133		Sunkist 4, 31, 32, 43, 51
	La Pie Qui Chante 17, 32, 50		Purchase of own Shares (see Share buy back)		Suppliers 38
	La Vosgienne 34		Purpose and Values (see Cadbury Schweppes
	Learning and Development 35		Purpose and Values)	T	Tangible (fixed) assets 98, 105
	Leases 98				Taxation 53, 93, 97, 103, 149
	Leasing Commitments 126	Q	Qualifying Employee Share Ownership		TimeOut (see Cadbury’s TimeOut)
	Legal Proceedings 62		Trust (QUEST) 77		Tonigum 34
	Ling Long 51		QUIPS (Cumulative Guaranteed Quarterly Income		Total Shareholder Return (TSR) 6, 15, 40, 70
	Lion Nathan 17, 25, 33, 45, 48, 49, 51, 55,		Preferred Securities) 121, 124, 146		Trademarks 35
	101, 126				Trading margin 84
	Liquidity Risk 57	R	Raw materials 38		Trading market 145
	Liquid resources 93, 100		RC Cola International 17, 33, 55		Trading profit 84
	Listings (see Trading Market)		Reading Scientific Services Ltd 37		Trebor Allan Inc. 51, 55
	Long Term Incentive Plan(s) (LTIP) 69, 70,		ReaLemon/ReaLime 11, 16, 17, 33, 42, 55,		Trebor Bassett (see Cadbury Trebor Bassett)
	74, 134		101, 124		Trebor (brand) 31
	Lottery (see Camelot Group plc)		Recognised Gains and Losses 91		Trebor Mighty Mints 50
	Low Cost Share Dealing Service 143		Red Tulip 32		Trebor Softmints 25, 31
			Registered Office 142		Trebor Wuxi 25, 45
M	MacRobertson 32		Registrars 144		Treasury Risk Management 56, 118
	Malabar 34		Relevant Securities 63		TriNa 44
	Malaysia 32		Remuneration Committee 11, 67, 69		Trinaranjus 31
	Managing for Value 4, 6, 11, 17, 30, 40, 69		Remuneration Policy 69		Trumbull 37
	Mantecol 16, 17, 32, 33, 42, 45, 124		Report of the Auditors		Turkey 11, 26
	Map 4		(see Auditors’ Report)		Turnover 10, 62, 84, 90, 97
	Market Capitalisation 54		Report of the Directors 62
	Marketing expenditure/investment 10, 42, 48		Research and Development 37, 62, 97	U	UK/United Kingdom 15, 19, 22, 27, 42, 44, 101
	Mauna La’i 17, 34, 48, 49, 55, 126		Reserves 103, 123		UK GAAP 112, 132
	Maynards (brand) 31, 51		Restructuring costs/charges 42, 101, 135		US GAAP 86, 112, 113, 132
	Memorandum and Articles of Association 154		Retirement benefits (see also Pensions) 71		US (see also Americas) 15, 18, 22, 27
	Mexico 31, 32, 47, 50		Risk Management 152
	Mighty Mints (21)		Russia 15, 24, 31, 32, 45, 47	V	Value Based Management (VBM) 50, 102
	Miniature Heroes (see Cadbury’s				Viking 23, 45
	Miniature Heroes)	S	Sales (see Turnover)
	Minority Interests 54, 92, 124		Sales and Marketing Academy 17	W	Wave 32, 33, 42, 101
	Mistic 31		Schweppes 16, 24, 31, 32, 33, 44, 50, 102		Website address OBC
	Moments of Delight 8, 9, 12, 13		Schweppes Agrum 19, 50		Wedel 11, 17, 24, 25, 32, 34, 45, 51, 55
	Moo Chews 50		Schweppes Cottee’s 32, 45, 51		Welch’s 31
	Mother Earth 17, 42, 124		Schweppes Zimbabwe Ltd 42, 55, 100, 126		Wuxi Leaf Confectionery 17, 33, 48, 51, 126
	Mott’s 6, 15, 16, 23, 31, 34, 44, 49		Secretary (see Group Secretary)
	Mott’s apple brands 31		Securities and Exchange Commission	Y	Yoo-Hoo 16, 31, 33
	Mott’s Healthy Harvest 17		(SEC) IFC		York (brand) 32
	Mountain Dew 32		SEC Filings 145
			Senior Non-Executive Director 11	Z	Zambia 48, 100
N	Netherlands 32		Serbia 42, 100
	New Age beverages 31		Service Contracts (see Directors’
	New Zealand 19, 32, 34, 45, 51		Service Contracts)
Nomination Committee 66
IFC = Inside Front Cover
OBC = Outside Back Cover

Annual Report and Form 20-F 2001 Cadbury Schweppes 163

Enquiries For enquiries regarding shareholdings that are not appropriate for either the Registrars or the ADS Depositary, please contact the Group Secretary.

For enquiries of a general nature regarding the Company and for Investor Relations enquiries, please contact Corporate Communications.

Cadbury Schweppes plc
25 Berkeley Square
London W1J 6HB
UK
Telephone: 020 7409 1313
(44) 20 7409 1313

How well do you know our brands?
The words “Delight” and “Yum” on the front and back covers respectively of this Report are all taken from the Group’s product packaging. How many do you know? Here are the answers.

D	Dr Pepper
E	Schweppes
L	Snapple
I	Cadbury’s Dairy Milk
G	Maynards Wine Gums
H	Crunchie
T	Twirl

Y	Cadbury’s Dairy Milk
U	Crunchie
M	Mott’s

© Cadbury Schweppes plc 2002 The Company’s commitment to environmental issues has been reflected in the production and despatch of this Annual Report and Form 20-F.

The cover and text paper is Mega matt, manufactured in Germany. Mega matt is a coated paper which has Nordic Swan environmental accreditation. It comprises 50% totally chlorine-free pulps from plantation forests, generally using forest thinnings, offcuts and surplus timber, and 50% recycled and de-inked fibres from pre- and post-consumer waste, without using chlorine in the de-inking process.

The inks, with the exception of the gold metallic ink on the cover, are all soya based. The polywrap in which this Report has been despatched to shareholders is totally recyclable.

Photography:
Chris Knaggs: Product: covers and pages 4 to 7, 10, 11, 14 to 25, 60, 61 and Inside Back Cover.
Marcus Lyon, The Glassworks: Directors and Secretary: pages 10, 14, 22, 60 and 61. Locations: pages 2 and 3, 8 and 9, 12 and 13.
Additional photography for pages 20 and 21, 26 and 27 was sourced within the Cadbury Schweppes Group.
The websites and advertising, from which a number of images in this Report have been taken, have all been commissioned by companies within the Cadbury Schweppes Group.

Designed by Addison
Typeset by Asset Graphics
Printed in England at St Ives Westerham Press

164 Cadbury Schweppes Annual Report and Form 20-F 2001

BRINGING THE WORLD MOMENTS OF

Delight

SUMMARY FINANCIAL STATEMENT 2001

02 Group Strategy Statement **04** This is Cadbury Schweppes!
06 Corporate and Financial Highlights **08** Moments of Delight – Confectionery
10 Chairman's Statement **12** Moments of Delight – Beverages
14 Chief Executive Officer's Review **20** A Snapshot of our Industry
22 Chief Operating Officer's Review **26** Corporate and Social Responsibility
28 Board of Directors **30** Summary Report of the Directors **34** Summary Financial Review and Financial Statements **41** Shareholder Information
44 How well do you know our brands?

Cadbury Schweppes

WE ARE *passionate* ABOUT
TO CREATE BRANDS
BRANDS THAT BRING THE
delight AND A SPLASH

02 **Cadbury Schweppes** Summary Financial Statement 2001

Sch
WORKING TOGETHER
THAT PEOPLE love.
world MOMENTS OF
OF colour ON A GREY DAY.

Summary Financial Statement 2001 **Cadbury Schweppes** 03

THIS IS CADBURY SCHWEPPES!

WHOLE NUT
DAIRY MILK

Cadbury Schweppes' governing **OBJECTIVE** is growth in shareowner value.

The **STRATEGY** by which we will achieve this objective is to:
– Focus on our core businesses of Beverages and Confectionery.
– Develop robust and sustainable positions in regional markets.
– Grow organically and via acquisition.

MANAGING FOR VALUE is the process which supports the achievement of our strategy.

Cadbury
DAIRY MILK
beldent

This map is for illustrative purposes only.
"Sunkist" is a registered trademark of Sunkist Growers, Inc.

04 **Cadbury Schweppes** Summary Financial Statement 2001

Cadbury Schweppes is a major **INTERNATIONAL** beverage and confectionery company. Today, we employ over 38,000 **PEOPLE** and our products are available in almost 200 **COUNTRIES** around the world.

TEMPO
DAIRY MILK
BrunchBar
SPORTLIFE
PREMIUM DARK
CHERRY RIPE
Sunkist

We are one of the world's top four **CONFECTIONERY** businesses. With manufacturing in 25 countries, our chocolate, sugar and gum brands can be found almost everywhere.

And we are one of the top three **SOFT DRINKS** companies in the world. Our range of drinks – carbonated and still, fruit juices and fruit flavoured drinks, teas, water and flavoured milks – are enjoyed by millions of consumers in our three key markets of North America, Continental Europe and Australia.

Summary Financial Statement 2001 **Cadbury Schweppes** 05

Corporate and Financial Highlights

HAWAIIAN PUNCH
Fruit Juicy Red

2001 was an **EXCELLENT** year for the Group with **TARGETS** for underlying earnings growth and free cash flow both being **EXCEEDED.** At the same time **SUBSTANTIAL** investments were made behind **GROWING** the business for the longer term.

SANS SUCRE
HOLLYWOOD
Chewing Gum
Green Fresh

Managing for Value – 5th Year of Delivering Against Targets				
	1997–2000		2001–2004	
	Target	Actual	Target	2001
Underlying* EPS (per annum)	10%+	11%	10%+	14%
Free cash flow (average)	£150m+	£252m	£300m+	£397m
Total shareowner return ("TSR")	+100%	+84%	+100%	+11%

*at constant currencies and excluding restructuring, goodwill amortisation and disposal gains and losses

We saw excellent performances from our **BEVERAGES** operations led by Mott's and Europe Beverages. While in **CONFECTIONERY** there was strong financial and volume growth in many markets.

06 Cadbury Schweppes Summary Financial Statement 2001

2001	2000	% change As reported	% change At constant exchange rates
Turnover	**£5,519m**	£4,575m	+21	+19
Trading profit (a)	**£930m**	£775m	+20	+18
Trading margin (a)	**16.9%**	16.9%	–	–1
Profit before tax and disposals (a)	**£886m**	£792m	+12	+10
Basic earnings per share	**27.0p**	24.8p	+9	+7
Underlying earnings per share (a)	**30.0p**	25.8p	+16	+14
Net dividend per share	**11.0p**	10.5p	+5	n/a
Capital expenditure	**£240m**	£126m	+90	+90
Marketing expenditure	**£1,081m**	£887m	+22	+18
Free cash flow	**£397m**	£401m	–1	n/a
Group employees	**38,489**	36,460	+6	n/a

Cadbury

We continued to make **ACQUISITIONS** to strengthen our **EXISTING** businesses and **BROADEN OUR PORTFOLIO** of products. Our **EMERGING** market businesses made a **STRONG CONTRIBUTION** to the overall results.

Choclairs

Snapple
REJECT IF BUTTON IS UP
Made from the best stuff on Earth

Summary Financial Statement 2001 **Cadbury Schweppes** 07

WE WANT PEOPLE TO
AND *wherever* THE *impulse*
THE RIGHT TIME FOR

08 **Cadbury Schweppes** Summary Financial Statement 2001

choose US whenever
STRIKES. ANYTIME'S
A MOMENT OF delight.

Summary Financial Statement 2001 **Cadbury Schweppes** 09

Chairman's Statement

THE GROUP HAD AN EXCELLENT YEAR IN 2001

DEREK BONHAM, Chairman, discusses the main highlights of the year, the Group's strategic development and prospects for the future.

SCHWEPPERVESCENCE
Schweppes

The Group had an excellent year in 2001. We exceeded our targets for both underlying earnings growth and free cash flow. Substantial investments were made behind growing the business for the longer term. Acquisitions during the year strengthened existing positions, particularly in Europe Beverages. A sharp increase in capital spend reflected both investment in improving efficiencies and new capacity. A further increase in the marketing to sales ratio demonstrates our commitment to supporting the consumer franchises of our brands.

TARGETS for earnings growth and free cash flow were EXCEEDED once again

PERFORMANCE

Sales at £5.5 billion were 21% higher than last year of which 15% was attributable to acquisitions. Underlying trading profit before restructuring and amortisation of acquisition goodwill rose 20% to £930 million with acquisitions contributing 10%. Snapple Beverage Group, acquired in October 2000 accounted for the significant proportion of the acquisition contribution to both sales and trading profit. The trading margin was held at 16.9%.

Pre-tax profit before restructuring, amortisation of acquisition goodwill and exceptional items rose 12% to £886 million. Earnings per share on the same basis rose 16% to 30.0p. Excluding the impact of currency movements the increase was 14%, well in line with our 10% plus earnings growth target.

Free cash flow generation at £397 million was comfortably in excess of our target of at least £300 million.

10

Cadbury's
DAIRY MIL

These excellent results were achieved against a backdrop of a significant increase in investment in building the business for the longer term. Investment in marketing rose by nearly £200 million to £1.1 billion with the marketing to sales ratio rising from 19.4% to 19.6%. Capital spend was increased from £126 million to £240 million with further increases planned for 2002.

DIVIDENDS

The Board has recommended a final dividend of 7.65p bringing the total dividend for 2001 to 11.0p, an increase of 5% over 2000. This recognises the desire of some of our shareowners for a real increase in income while allowing dividend cover to rise modestly.

STRATEGIC DEVELOPMENT

The introduction of Managing for Value in 1997 fostered a deeper understanding of, and commitment to, the optimal allocation of resources throughout the business. In the early years of the programme, management was focused on increasing returns such that the profit being made on the Group's operations comfortably exceeded the cost of the capital deployed in the business. This improvement was achieved through a combination of changes in the portfolio and efficiency improvements. In the last few years, we have continued with this process while providing additional resources to accelerate top-line growth.

The results were achieved against a backdrop of a **SIGNIFICANT** increase in **INVESTMENT**

The re-engineering of the Group's portfolio has seen the disposal of low return or non-strategic assets – such as the exit from soft drink bottling in the UK in 1997 – and the acquisition of businesses which have strengthened existing positions – such as the acquisition of Wedel in Poland in 1998. In addition, we have also been expanding our presence in higher growth and higher return sectors of the market – for example the expansion of our non-carbonates presence in the US through the purchase of Snapple and the entry into European gum through the purchase of Hollywood in France.

In 2001, our beverage business was significantly strengthened in Europe through the acquisitions of La Casera in Spain and Orangina in France. In the US, ReaLemon/ReaLime was a useful addition to Mott's speciality product line-up. Early in 2002, we announced that we were acquiring a 51% stake in Kent, the leading sugar confectionery business in Turkey.

THE BOARD

Dr Franz Humer, Deputy Chairman, resigned from your Board in January 2002 following his appointment as Chairman of Roche Holdings in April 2001 and subsequent decision to resign from all other non-executive posts. Dr Humer contributed significantly to the development of Board policy since his appointment in 1994. We will miss his valued counsel and wish him well in his future career.

Dr Wolfgang Berndt, formerly of The Procter & Gamble Company, joined the Board of Cadbury Schweppes as a Non-Executive Director in January 2002.

BOARD COMMITTEES/CORPORATE GOVERNANCE

I am pleased to report that, following Dr Franz Humer's departure from the Board, Roger Carr has been appointed as Senior Non-Executive Director and Rick Braddock has been appointed as Chairman of the Remuneration Committee.

The Corporate and Social Responsibility ("CSR") Committee, formed at the end of 2000, was firmly up and running in 2001. For further details of its activities please see page 19 of the Chief Executive Officer's Review and the CSR report on pages 26 and 27. This year we will be publishing our first separate CSR report.

EMPLOYEES

On behalf of the Board, I would once again like to thank all the employees for their individual and collective efforts which have contributed to the strong results produced by the Group in 2001.

PROSPECTS

These are uncertain times. Liquidity is becoming more of an issue and the new high technology businesses are coming under pressure. Despite the slow-down in economic activity, we look to the future with confidence and believe that we will deliver results in line with our stated earnings growth and cash flow targets.

DC BONHAM

Summary Financial Statement 2001 **Cadbury Schweppes** 11

TRANSPORTATION
3K64
WE WANT PEOPLE TO *choose*
thirst CAN'T BE IGNORED.
OF *refreshment* TO BE

12 **Cadbury Schweppes** Summary Financial Statement 2001

Snapple
PRETZEL
COLD SODA
HOT SAUSAGE

US WHENEVER THEIR
WE WANT THEIR MOMENTS
MOMENTS OF *delight.*

Summary Financial Statement 2001 **Cadbury Schweppes** 13

Chief Executive Officer's Review

"OUR CHALLENGE IS TO ENSURE WE HAVE THE PROGRAMMES IN PLACE TO ACCELERATE THE PACE OF GROWTH

JOHN SUNDERLAND, Chief Executive Officer, explains how he continues to focus the business on sustainable growth across the full range of its activities.

The year 2001 was one of profound political change and consequent economic uncertainty. Within it, the fast-moving consumer goods sector and Cadbury Schweppes remained safe havens for investors.

Because our products represent such good value, they continued to sell in their billions around the world throughout the year, effectively immune to wider economic fluctuations and consumer caution.

Cadbury Schweppes maintained its position as the only major global soft drinks and confectionery company. We have an extensive portfolio of brands whose inherently high margins underwrite our continuing investment in their consumer franchises.

However, although this stability is reassuring, a number of challenges remain. Minimal inflation, trade concentration and industry consolidation all contribute to a highly competitive trading environment.

RESULTS

During the year, the strength of our restructured and more tightly focused beverage business combined, once again, with the global reach of our confectionery business to produce an excellent financial performance.

I am delighted to report that, over the last five years, we have met our two key financial targets of double-digit growth in

EXCELLENT financial results were driven by **STRONG PERFORMANCES** from many of our key business regions

Since 1885, Dr Pepper has offered a unique taste which Americans love.

Dr Pepper

14

Cadbury

Launched in Australia in 1999, Cadbury Breakaway is a delicious and innovative light crisp creamy wafer finger smothered with Cadbury's Dairy Milk Chocolate.

DELIGHT
...rather than deny
Cadbury

Embrace the positive in life. Choose Cadbury.

underlying earnings per share, and the generation of more than £300 million of free cash flow. In 2001 underlying earnings per share at constant exchange rates rose 14% and free cash flow generation was £397 million.

Our third financial target, growth in total shareowner return ("TSR"), is not, of course, in our direct control. However, in a UK stock market which declined 16% in 2001, our own TSR performance was up 11%.

This consistency of financial performance was supported by a strong balance sheet, and driven by good performances from the great majority of our key business regions.

We saw another excellent financial performance from our beverages operations with particularly strong results from Mott's and Europe Beverages. Despite a sluggish carbonates market in the US and the integration programme in Australia, both Dr Pepper/Seven Up and Australian beverages had a good year. Snapple Beverage Group had a sound first year, delivering financially on our acquisition case, despite a strong internal focus on integration. Dr Pepper/Seven Up Bottling Group, our associate business in the US, also performed well.

Confectionery performance overall was encouraging. The majority of our businesses showed sound financial and volume growth. Especially good results came from Australia (volume up 6%), France, China, Poland and Russia where we expect our business to be profitable this year. In the UK and Canada, disruption from the integration of our chocolate and sugar confectionery businesses, combined with difficult trading environments, produced weaker results. However, in both markets we have now created the country's leading confectionery company, wholly committed to brand and channel growth, and strongly positioned for the future. We are also encouraged by the fact that, in the UK, performance strengthened through the year, with branded chocolate volumes growing 2% in the final quarter.

Orangina, a national brand icon in France, was acquired in October 2001.

ORANGINA

STRATEGY

Our strategic focus on beverages and confectionery was maintained. We continued to strengthen many of our existing businesses. Funded by a combination of cash from disposals, our

Summary Financial Statement 2001 **Cadbury Schweppes** 15

Chief Executive Officer's Review

Dr Pepper

New Dr Pepper advertising features the country music star Garth Brooks.

own free cash flow and increased debt, we were able to make a number of major acquisitions which supported our strategy of creating robust and sustainable positions for our businesses wherever we operate:

- in January we acquired Mantecol in Argentina, which was incorporated into Cadbury Stani;
- in July we acquired La Casera which, combined with our Schweppes business in Spain, made us the No. 2 company in that market;
- in September we acquired ReaLemon/ReaLime in the US, thus continuing to build on the very successful niche platforms which comprise our Mott's business in that market;
- in October we acquired Orangina and combined it with our Schweppes beverage business in France to create the No. 2 company in that market. In that deal we also acquired several further beverage brands in France, Yoo-Hoo in the US and a significant export business for Orangina.

The total sum expended on all these and other acquisitions during the year amounted to £659 million, and we expect all of these to be value creating additions.

Such acquisitions are a key element in our drive to create an even more sharply focused business. Our beverage business has now established sustainable operating platforms in North America, Continental Europe and Australia, and is getting stronger. Our confectionery business is more global, but we occupy the No. 1 position in 16 markets, and enjoy a very significant opportunity in emerging markets, from which already over a quarter of our volumes emanate.

La Casera

La Casera is a highly refreshing Spanish soft drink, acquired in 2001.

We were able to make a number of **ACQUISITIONS** which **STRENGTHENED** existing businesses in a number of markets

It is pleasing to note that all these and other recent acquisitions continue to contribute in line with, or ahead of, our expectations.

The identification and acquisition of new businesses, and their value creating integration into the Cadbury Schweppes family, is a vital skill that your management team has increasingly been able to develop and enhance.

Cadbury Crunchie McFlurry in Australia is just one example of our growing partnership with McDonald's. Image kindly supplied by McDonald's Australia.

Try our new
Cadbury
crunchie

GROWTH

A further commitment within our strategy remains growth. The subject is important to us and justifies a separate commentary. To achieve our earnings targets into the future, we remain very aware of the necessity to achieve sustained top-line growth. However, in an increasingly competitive environment and against a backdrop of negligible inflation, the challenge of growth increases exponentially. In both awareness and anticipation of this issue,

16 **Cadbury Schweppes** Summary Financial Statement 2001

Acquisitions and Disposals
Confectionery
Beverages
Joint venture bottling
La Pie Qui Chante
Bim Bim
Jaret
American Bottling Co
Wedel
Hawaiian Punch
Dr Pepper Bottling Co
Hollywood
Wuxi
Snapple
Lion Nathan
Mauna La'i
Grant-Lydick
Mantecol
Mother Earth
Spring Valley
Carteret
Slush Puppie
La Casera
ReaLemon
Orangina
Kent
Squirt
1997
1998
1999
2000
2001
2002
Acquisitions £2.6bn
Coca-Cola Schweppes Beverages
Beverage brands in 160 markets
RC Cola Int
US own-label CSDs
Disposals £1.3bn

we are increasingly focused on the generation of growth. In line with our Managing for Value aspirations we want this to be "good growth", i.e. economically profitable.

The challenge is to ensure that across the full range of our activities we have the structures and programmes in place to accelerate the pace of growth.

The main elements of this programme combine: changing our business management processes, developing new ways to incentivise our managers, introducing new training programmes, focusing on innovation and raising the communications profile of growth. In these ways we aim to put a commitment to profitable growth at the heart of the Cadbury Schweppes culture. The focus on innovation for example, is not just about new products; it's about new thinking in every area of activity, from packaging to supply chain management and the exploration of new routes to market.

Our Human Resources programmes also support growth. Our Executive Development Programme, using a world class faculty of innovative contributors, is called "Unlocking Good Growth", and we have also developed a Sales and Marketing Academy, using a faculty from INSEAD and Northwestern University in the US to develop a tailor-made programme for over a thousand people from our commercial teams.

We are putting profitable **GROWTH** at the heart of Cadbury Schweppes' **CULTURE**

EFFICIENCY

In all businesses "making and selling" are what matter most.

For Cadbury Schweppes, "making" means ensuring that we achieve lowest cost in all parts of the supply chain – procurement, manufacturing, distribution and logistics. We constantly search for extra advantage, lower cost and opportunities for better co-operation with our suppliers.

We are firmly committed to accessing world-wide procurement opportunities. A new centralised function is now working on a global and regional basis to build strategic relationships with our suppliers to take cost and inefficiency out of our supply chain.

These and other activities are supported by Project PROBE – the global standardisation of our IT systems with a single architecture. This will, in due course, enable a seamless "virtual" factory-to-customer transaction model, with huge opportunities for improved levels of service at lower cost. The first region to go live will be Asia Pacific during 2002.

All of these activities will continue to require a similar level of restructuring to that recorded in recent years, and slightly higher levels of capital

In August, Mott's introduced Healthy Harvest, a new unsweetened applesauce for health conscious individuals and diabetics.

MOTT'S
Healthy Harvest
EXCELLENT SOURCE OF VITAMIN C
NEW!
MOTT'S
Healthy Harvest
COUNTRY BERRY

Summary Financial Statement 2001 **Cadbury Schweppes** 17

Chief Executive Officer's Review

HAWAIIAN PUNCH
Fruit Juicy Red
POP SUÇON
20 g

US consumers can now experience the great Hawaiian Punch taste they have loved for over 60 years in a range of candy.

expenditure, as evidenced in 2001.

PEOPLE AND ORGANISATION

Vital though it is to get strategy and systems right, in the final analysis, results are delivered by people. Cadbury Schweppes has always placed great emphasis on the importance of people and this is reflected in our recruitment, development, promotion and succession planning. It is reflected in the representation of Human Resources at Board level and the commitments we make to all our colleagues about their personal development. This is one of our core values and is unstintingly supported.

The continuing strength of our management team is reflected in Cadbury Schweppes' inclusion for the fourth year in a row as one of the top ten best managed companies in the UK, as compiled by *Management Today*.

Our **COMMITMENT** to all our **STAKEHOLDERS** is based on long established **VALUES** and enshrined in our **CORPORATE AND SOCIAL RESPONSIBILITY** policy

Made from Liquorice Allsorts, "Bertie" Bassett has been the Bassett symbol since 1929.

PURPOSE AND VALUES

Cadbury Schweppes' success has been built on its clarity of purpose, its ability to execute in the marketplace and a strong commitment to build on long-established values. In 2001 we incorporated all of these into one statement of our core "Purpose and Values". This reflects our determination to continue to leverage the strength of our brands, the commitment of our people and our interactions with all stakeholders into sustainable competitive advantage. It also recognises that enduring corporate success requires a clear sense of purpose and values to which all our colleagues are committed.

CORPORATE AND SOCIAL RESPONSIBILITY

In line with the core values of your Company, we place great importance on corporate and social responsibility. For us, this is a commitment made to all stakeholders – consumers, customers, colleagues, shareowners, suppliers, the communities in which we operate and the environment we seek to protect.

18 **Cadbury Schweppes** Summary Financial Statement 2001

Cadbury
Dream

"Real white chocolate, wicked taste" – Cadbury Dream has been launched in New Zealand, Australia, Canada and the UK.

Our Corporate and Social Responsibility Committee, a committee of the Board, is chaired by Baroness Wilcox. In 2001 we dealt with the particularly challenging issue of the reported use of the worst forms of enforced child labour in cocoa production in the Cote d'Ivoire. Despite sourcing the great majority of our own cocoa from other West African countries, notably Ghana, we have worked within our industry and with the UK and appropriate West African governments, with Non Governmental Organisations and other interested parties to produce a protocol for action which will seek to eliminate this practice where it is found to exist. This is a vitally important issue and we will do all we can to ensure a swift and satisfactory outcome to it.

We have had a satisfactory start to 2002 and **LOOK TO THE FUTURE** with **CONFIDENCE**

HOLLYWOOD
SANS SUCRE

Hollywood leads the chewing gum market in France, one of the biggest markets in the world in terms of per capita consumption.

THE FUTURE

We have started the new year satisfactorily and look forward with confidence to growing further the value of Cadbury Schweppes for all our shareowners.

JOHN SUNDERLAND

Schweppes
Agrum'

Schweppes continues to "refreSchhh" the palate with Agrum, a carbonated citrus fruit drink first launched in Europe in 1999.

Summary Financial Statement 2001 **Cadbury Schweppes** 19

A Snapshot of our Industry

The confectionery and beverages industries can claim some of the most well-known and **BEST-LOVED BRANDS** around the world. Their success and growth over the years has been due to their ability to meet consumers' demands for **"MOMENTS OF DELIGHT".**

But, these demands are changing faster and more frequently than ever before.

THE POWER OF INSIGHT

Successful companies in the confectionery and beverages business are those that are able to develop appropriate strategic responses to the changing needs of their consumers. They have to acquire the kind of strategic flexibility which can only come from genuine insight into the behaviour of the people who buy their products.

At Cadbury Schweppes, we focus on our consumers intensely so that we are able to find new and profitable ways of broadening our offering to meet the ever-widening spectrum of consumer demand.

THE 24 HOUR CONVENIENT CONSUMER

Consumers are increasingly demanding that food and drink is available around the clock, is quick and easy to prepare and consume and fulfills a wide range of lifestyle needs. Confectionery and beverage products are perfectly suited to this on the go, snacking lifestyle: portable and satisfying, refreshing and comforting. The challenge is to provide the right kind of products, where and when people work, play and live.

ANY TIME, ANY PLACE

The drive to find more ways of reaching our consumers any time, any place, is seeing an increase in the use of vending

Cooled
Cadbury

Vending machines enable consumers to enjoy our products 24/7.

and refrigerated equipment in a wide array of outlets. In India, we are helping shopkeepers sell chocolate all year round through the use of small refrigerated counter top "visicoolers". And in the UK, we have recently won a new vending contract for the London Underground, a commuter metro network used by three million hungry and thirsty consumers every day.

FOR EVERY OCCASION

In confectionery, the appeal of popular brands has been expanded through different pack sizes and packaging. King-sized as a meal substitute or an energy rich snack; miniaturised to share or as a small indulgence. Cadbury Favourites in Australia and New Zealand and Miniature Heroes in the UK and Ireland – bite-sized versions of well-loved Cadbury brands – have very successfully grown our assortments sales in all these markets in recent years.

In beverages, consumer demand for variety and relevant products at all times of the day is helping fuel a marked trend, particularly in the US, away from traditional colas into a burgeoning array of products including flavoured carbonates, iced tea and coffee, sports drinks, bottled water, fruit juices and energy drinks with a caffeine lift.

Snapple's popular array of all-natural (except diets) beverages contains no preservatives, no artificial flavourings and no chemical dyes.

Snapple
fire

20 Cadbury Schweppes Summary Financial Statement 2001

choclairs

Cadbury Choclairs are driving our growth in developing markets.

At the same time new packaging is making on-the-move consumption more convenient. Resealable plastic bottles are replacing cans while "sports caps" have become a popular form of packaging for sports drinks and water.

Our investments in soft drink businesses in recent years – Hawaiian Punch and Snapple in North America, Orangina and La Casera in Europe and Spring Valley and Wave in Australia – have been focused on moving in time with our consumers.

BEYOND PLEASURE

The pleasure principle remains at the heart of consumers' love affair with confectionery and beverages. Yet both industries have been able to broaden their appeal to people now more aware of the nutritional and functional potential of the products they consume.

TREBOR
MIGHTY MINTS
SUGAR FREE

Trebor Mighty Mints is the leading sugar-free Mini Mint in the UK.

In confectionery, this has been most prevalent in the chewing gum market which has broadened its consumer base from child to adult with the development of a range of "functional" mouth freshening, teeth whitening and vitamin enriched products. The mint sector has been similarly revitalised through sugar-free intense mints containing xylitol, a low-calorie sweetener. Cadbury Schweppes' examples include the development of Trebor Mighty Mints in the UK and a range of functional gum products at Hollywood in France and Stani in Argentina.

The beverage market has developed a breath-taking array of products with added functionality – enriched with vitamins, minerals and herbs or high energy – and broad appeal. Indeed Schweppes, which produced the first carbonated soft drink in the world, originally marketed its products as beneficial to a range of ailments.

More recently, existing beverage products have been extended through the addition of vitamins and minerals. Our popular Oasis children's soft drink brand in France has been broadened through the introduction of Oasis Vitamine. And the success of sports drinks in a number of countries around the world has been based on their ability to provide optimal hydration and mineral replenishment for active sportsmen and women. In South Africa, a nation of sports lovers, the innovative Energade Megaload, which provides slow release carbohydrates for endurance sport, has helped grow our Energade sports drink franchise.

THE DEVELOPING WORLD

The developing world, where the birth rate is growing and consumer affluence increasing, provides a wealth of new opportunities.

Our Bournvita malted beverage brand, a leading product in a number of our emerging markets, provides children with a nutritious and energy-rich start to the day.

In confectionery, Choclairs is one of our fastest growing brands and identified as a key product for emerging markets. As a small piece of chocolate encased in a toffee shell, a Choclair is an affordable introduction to the taste of Cadbury's chocolate in a climate friendly covering.

CROSS-BRANDING

And cross-branding across food markets is another trend that seems certain to grow. Not only does it help to build brand loyalty and brand value in a changing market, it also enables manufacturers to reach a wider consumer audience.

Primarily through third party licensing agreements, the Cadbury chocolate endorsement now covers cakes, biscuits, chilled desserts, home-baking products, ice-cream and hot beverages.

And we are also seeking ways to extend the franchise of our beverage products. Hawaiian Punch, a leading children's fruit punch in the US, has been successfully extended to our popular Mott's range of apple based sauces and to a range of sweets.

NEW FORMS OF DELIGHT

This recognition that moments of delight can come in many and varied forms is, we believe, critical to the future of the confectionery and beverages industry. The challenge and the opportunity are to find new ways of defining and delivering more such moments to all our consumers.

Successful **CONFECTIONERY** and **BEVERAGE** businesses are those that are able to develop appropriate strategic responses to the changing **NEEDS OF** their consumers

Summary Financial Statement 2001 **Cadbury Schweppes** 21

Chief Operating Officer's Review

THE FOCUS ON GROWTH AND EFFICIENCY PRODUCED EXCELLENT RESULTS ACROSS THE GROUP

JOHN BROCK, Chief Operating Officer discusses the performance of the Group's businesses around the world in 2002.

We made good progress against the major operational priorities which were set for businesses in 2001. These were focused on the integration of acquisitions – primarily Snapple in the US and Hollywood in France – and integration programmes in two of our key confectionery markets – the UK and Canada. The focus on funding growth through driving efficiencies produced excellent results across the Group.

NORTH AMERICA BEVERAGES

Sales rose by 42% to £2,168 million and underlying trading profit by 34% to £541 million. Excluding the impact of exchange rate movements and acquisitions, sales and trading profit rose by 4% and 12% respectively.

Dr Pepper volumes were impacted by competitive product and packaging initiatives which affected bottler execution and focus. While Diet Dr Pepper continued its 11 year growth trend in 2001, total Dr Pepper volumes were down marginally. However, volume trends improved in the second half and were up in the fourth quarter, despite

Having an energy crisis? Then toss back a Snapple Elements and get the boost you need!

velocity
volcano
voltage
rain
fire
diet ice
sun

22 **Cadbury Schweppes** Summary Financial Statement 2001

Turnover

Trading Profit*

	2001 £m	2000 £m	% change As reported	% change At constant exchange rates
Turnover	**5,519**	4,575	21%	19%
Trading Profit*	**930**	775	20%	18%

	Turnover 2001 £m	Turnover 2000 £m	Trading Profit* 2001 £m	Trading Profit* 2000 £m
North America Beverages	**2,168**	1,522	**541**	403
Europe Beverages	**571**	481	**91**	78
Europe Confectionery	**1,532**	1,427	**212**	200
Americas Confectionery	**312**	304	**44**	44
Asia Pacific	**639**	561	**109**	98
Africa, India and Middle East	**288**	272	**33**	28
	5,510	4,567	**1,030**	851
Central and Other	**9**	8	**(100)**	(76)
	5,519	4,575	**930**	775

*Excluding major restructuring costs and goodwill amortisation softness in the fountain channel.

Brand 7 UP was impacted by competitive activity in the lemon/lime sector but offset by the strong performance of our flavour carbonated

Viking – "It's chocolate with horns!" – an innovative refuel chocolate bar with a guarana boost – was launched in Australia in 2001.

soft drink ("CSD") brands, particularly Sunkist and A&W.

Our non-CSD business had another outstanding year in 2001 and now represents 47% of our North American sales revenue. Mott's had an excellent year with strong volume and profit growth, driven mainly by the continued growth of Hawaiian Punch and Clamato.

Snapple volumes for the year were a little below expectations. While trends in the second half were better than the first, September 11 had a material impact on Snapple in New York City, which accounts for 15% of its sales. The process of acquisition and integration resulted in a temporary reduction in innovation in early 2001 but new products were introduced in the second half and we have a more aggressive innovation programme in 2002. Snapple integration benefits were ahead of plan in 2001.

Dr Pepper/Seven Up Bottling Group, our associate business, had another good year with volumes and profit up on prior year.

Excluding acquisitions, total North America Beverages volumes were up 1% in the fourth quarter and 2% for the year.

EUROPE BEVERAGES

Sales in the Europe Beverages region rose by 19% to £571 million and underlying trading profit by 17% to £91 million. Adjusting for the impact of exchange rates and acquisitions, sales

Fill the gap between meals with a new Cadbury's Brunch Bar.

Cadbury's
Brunch

23

Chief Operating Officer's Review

Cadbury's
SnowFlake

SnowFlake: the new delicious crumbly white chocolate Flake from Cadbury Trebor Bassett.

grew by 5% and underlying trading profit by 13%.

In France we saw strong volume gains on core brands Schweppes and Oasis, driven by innovation and increased marketing support, while in Spain, despite strong competitive activity, we were able to grow volume and find efficiency gains to deliver substantial profit growth.

The acquisitions of La Casera and Orangina were completed during the year and both are achieving results that are in line with or ahead of plan. These acquisitions significantly strengthen our product lineup and distribution capabilities in Spain and France respectively.

EUROPE CONFECTIONERY

Sales increased by 7% to £1,532 million, up 1% excluding acquisitions and exchange rate movements. Underlying trading profit rose by 6% to £212 million, up 2% excluding acquisitions and exchange.

Cadbury Trebor Bassett ("CTB") had a slow start in 2001 as it focused on integration and profit was modestly down year-on-year. Our seasonal performances were strong both at Easter and Christmas, and our flagship brand, Cadbury's Dairy Milk, made volume and market share gains. We are also encouraged by the fact that performance strengthened through the year. The integration of CTB was completed on time and on budget and we expect to see the benefits of all these efforts, particularly the creation of customised sales forces, coming through in 2002.

We had particularly strong performances in our key markets of Ireland, France, Russia and Poland. In France, we introduced three new sugar-free Hollywood gum products and grew market share in the grocery sector. Russia broke even for the first time in the last quarter of the year and we anticipate a profitable 2002. In Poland, the re-focus on the local Wedel chocolate brand delivered outstanding results.

We are **INVESTING** in building our **CORE BRANDS,** expanding **AVAILABILITY** and increasing **INNOVATION** to drive **GROWTH** in our key confectionery markets

RefreSchhh...
Schweppes

Schweppes. Crisper, cleaner drinks that refresh the palate with engaging style.

AMERICAS CONFECTIONERY

Sales rose by 3% to £312 million whilst underlying trading profit was flat at £44 million. Excluding the impact of exchange and acquisitions, sales were 2% down year-on-year and trading profit was down 9%.

The region had a challenging year. While we had a successful year at Jaret in the US, performance was held back by Canada, where the integration of our sugar and chocolate businesses caused more disruption than expected. In addition, there were some capacity constraints at one of our factories. The integration is complete and the

24 **Cadbury Schweppes** Summary Financial Statement 2001

constraints are being addressed.
Our business in Argentina performed creditably in difficult economic circumstances.

ASIA PACIFIC
Sales in the region were up 14% to £639 million and trading profit was up 11% to £109 million. Excluding the impact of exchange movements and acquisitions, the base business delivered sales growth of 7% and an underlying trading profit increase of 15%.

E.Wedel
CZEKOLADA
MLECZNA
GORZKA
150 lat

Celebrating its 150th year in 2001, Wedel remains Poland's favourite chocolate brand.

Our **EMERGING** market business around the world performed **STRONGLY** in 2002

We again made excellent progress with our confectionery business in Australia.

Significant investment behind core brands, availability and innovation, funded through locally generated efficiency gains, continues to drive growth. In 2000, the business grew volumes by 4% and in 2001, volumes grew a further 6%. We are bringing these learnings to other core markets.

TREBOR
MINI
Softmints

By introducing an exciting new packaging format for Trebor Softmints we have attracted new consumers in the mint market.

Australian beverages successfully completed the integration of the Lion Nathan soft drink business. While the integration programme affected performance, it is now complete and with a broader portfolio of brands and a more efficient and effective route to market, the business is well positioned for 2002.

In our emerging confectionery markets in the region, we continued to make good progress. There was a strong finish in China and a good first year at Trebor Wuxi, our gum business.

AFRICA, INDIA AND MIDDLE EAST
Sales in the region were up 6% to £288 million while underlying trading profits increased 18% to £33 million. Excluding the impact of exchange movements and acquisitions, sales and trading profit grew by 14% and 21% respectively.

Spring Valley is a refreshing juice and nectar brand acquired in Australia in January 2001.

Spring Valley
APPLE & BLACKCURRANT JUICE
APPLE JUICE
MANGO & BANANA NECTAR

All our major businesses in the region performed well. We saw strong results in Egypt, despite a depressed economy there, and good progress was made in India with distribution and availability gains behind core brands like Cadbury's Dairy Milk. In South Africa, confectionery volume and share gains were made in a market which grew for the first time in several years. Bromor had strong volume and profit growth in 2001 while the business in Nigeria had another good year.

JF BROCK

Summary Financial Statement 2001 **Cadbury Schweppes** 25

Corporate and Social Responsibility

At Cadbury Schweppes, we believe that a **CREATIVE** and **WELL-MANAGED** corporate and social responsibility programme is in the best interests of **ALL OUR STAKEHOLDERS** – customers, shareowners, suppliers, employees and the communities in which we do business.

Such a programme is fundamental to growing our beverages and confectionery businesses. But it's not just good business; it's part of a living tradition. And this means that it has to grow and develop, as our business grows and develops. As we enter new markets around the world, we have to find ways of doing the things we stand for in a variety of cultural contexts.

We aim to manage our ethical and social performance with the same professionalism and passion that we manage the rest of our business. Our good practice in this area has been recognised by our inclusion in both the FTSE4Good and Dow Jones Sustainability indices. And this year, we will be publishing our first corporate and social responsibility ("CSR") report.

OUR APPROACH

The Cadbury Schweppes approach to CSR has four defining characteristics:

– We take an **inclusive approach**. CSR touches many aspects of our business and is integral to our relationship with **all our stakeholders**.
– Our formal statement of *Business Principles* sets out **our beliefs** and establishes **a framework for behaviour** right across the Group.
– CSR is a **Board-level responsibility**. The Board's Corporate and Social Responsibility Committee is chaired by non-executive director, Baroness Wilcox, and oversees the integration of CSR. The Board's Audit Committee considers it as part of our risk management processes.
– We work with **partners, suppliers and customers**, with whom we share a responsibility for ensuring high standards throughout the value chain.

ETHICAL TRADING

Our **human rights and ethical trading policy** covers such issues as core labour rights, health and safety and respect for diversity.

It conforms to the highest international standards, including the Universal Declaration of Human Rights and the conventions of the International Labor Organisation. And its implementation is overseen by our Human Rights and Ethical Trading Working Group, which reports to the Board's CSR Committee.

We are committed to working with our supply chain partners to ensure that we are able to source raw materials, goods and services ethically. We have developed a new **global supplier code** and are carrying out an extensive review of our supply chain.

We have also developed a number of detailed **pilot studies** to examine areas of particular importance in the supply chain.

Our 2001 pilot study programme included visits to cocoa farms in Ghana.

During 2001, we made visits to Ghana, the source of much of the cocoa we use, and Turkey, from where we source hazelnuts and raisins. The purpose of these visits is to initiate

26 **Cadbury Schweppes** Summary Financial Statement 2001

dialogue with individual suppliers and others to ensure that we address potential economic, ethical and social issues. We will be continuing this programme during 2002.

We also recognise our responsibility to use our influence on an industry-wide basis. During 2001, for example, we worked with other confectionery companies to develop a global, industry-wide programme to address the reported use of child labour on cocoa farms in West Africa.

The Global Industry Protocol, which involves businesses from the UK, Continental Europe and the US, has funded independent surveys and is establishing monitoring and certification processes, and is already seen as a role model for partnership between industry, governments and other organisations.

PEOPLE

High employment standards are key to achieving high business performance.

We continue to make a major investment in our 38,000+ employees around the world, helping them to develop their skills and strategic capabilities. We aim to deliver a leading-edge and rewarding employment experience in all the countries in which we operate, and to meet the **learning and development** needs of all employees.

We value **diversity** and have clear policies and procedures to promote equal opportunities in diverse cultures. The Board receives regular reports on progress.

And we set high standards of **health and safety**.

Best employment practices are key to delivering highest business performance.

COMMUNITY

We recognise that prosperous, educated and socially inclusive communities are central to our success. We are proud of our investment in the community and the contribution made by so many of our employees around the world.

Most of our community programmes are "owned" and driven by local business units, and aligned to the Group strategy of creating value in the community.

Community support can take the form of cash donations, donations in kind and sponsorships, the work of our employees and responses to the many community requests for support. During 2001, the value of our UK community contributions was around 2% of our UK pre-tax profits and we have achieved the Millennium Standard for Business in the Community's PerCent Club Index.

In addition, we encourage and support our employees to get involved in community activities. Their achievements are recognised through initiatives such as the Chairman's Community Awards. This year's winner, a company medical advisor at Cadbury Nigeria, has been leading a drug rehabilitation team for the past ten years, successfully treating around 300 drug addicts.

"A girl who can read and write is the light of the house" – *Cadbury India's project in support of the Indian "Year of Women Empowerment".*

ENVIRONMENT

We are committed to sound and responsible environmental management.

The success of our environmental management programme is measured against **detailed performance targets** in all parts of our operations – the procurement of raw materials, our manufacturing processes and facilities, and the distribution, sale and consumption of our products.

We regularly publish an Environment, Health and Safety report.

Environment, Health & Safety Report

We aim to manage our **ETHICAL AND SOCIAL** performance with the **SAME PROFESSIONALISM AND PASSION** that we manage the rest of our business

Summary Financial Statement 2001 **Cadbury Schweppes** 27

Board of Directors and Group Secretary

01 DC BONHAM
CHAIRMAN

Appointed a Director in March 2000 and Chairman in May 2000. He is also Chairman of Imperial Tobacco Group PLC, Marconi plc and Fieldens plc. He is also a non-executive Director of TXU Corporation. He joined Hanson plc in 1971, becoming Chief Executive in 1992 and Deputy Chairman in 1993, resigning in 1997. Between 1995 and 1999 he also served as Executive Chairman of the Energy Group plc, Deputy Chairman of Newsquest plc and as a non-executive Director of U.S. Industries Inc. Age 58.

02 JM SUNDERLAND
CHIEF EXECUTIVE OFFICER

Appointed as Chief Executive Officer in the Group management re-organisation of March 2000, having served as Group Chief Executive since September 1996. Appointed a Director in May 1993. He joined Cadbury Schweppes in 1968. After holding various directorships in Ireland, South Africa and the UK, he was a founding Director in 1987 of Coca-Cola & Schweppes Beverages Ltd. In 1989 he was appointed as Managing Director of the UK Sugar Confectionery Division, subsequently the Trebor Bassett Group. Prior to his appointment as Group Chief Executive he was, from 1993 to 1996, Managing Director, Confectionery Stream. He is also a non-executive Director of the Rank Group Plc and a trustee of Industry in Education. Age 56.

03 DR FB HUMER
UNTIL 17 JANUARY 2002 NON-EXECUTIVE DEPUTY CHAIRMAN

Until 17 January 2002 Non-Executive Deputy Chairman Appointed a Director in June 1994 and Deputy Chairman in February 2000, he resigned from the Board on 17 January 2002. He is Chairman and Chief Executive Officer of F Hoffmann-La Roche Ltd as well as Chairman of the Executive Committee. He is also a Director of Genentech, Inc. Previously he held senior positions within the Glaxo Group from 1981 to 1989 when he was appointed as a Director of Glaxo Holdings plc. He was Chief Operations Director of Glaxo Holdings plc from 1993 to 1994. Age 55.

04 JF BROCK
CHIEF OPERATING OFFICER

Appointed as Chief Operating Officer in March 2000 having served as a Director since January 1996 and previously as Managing Director, Beverages Stream from February 1996. He joined Cadbury Beverages North America in 1983 after 11 years with Procter & Gamble Co. He held a number of senior positions in the Beverages Stream culminating in his appointment as Managing Director, Beverages Stream in February 1996. In the Group management re-organisation of March 2000 he was appointed Chief Operating Officer. He is also a non-executive Director of Reed Elsevier plc and Reed International PLC. Age 53.

05 DJ KAPPLER
CHIEF FINANCIAL OFFICER

Appointed as Chief Financial Officer in the Group management re-organisation of March 2000, having served as Group Finance Director since January 1995. He worked for Cadbury Ltd and the Group's Health and Hygiene Division from 1965 to 1984 and rejoined the Company in 1989, following the acquisition of the Trebor Group of which he was Finance Director. Prior to his appointment as Group Finance Director, he was Director of Corporate Finance after holding various appointments in the Confectionery Stream. He is also a non-executive Director of Camelot Group plc. Age 54.

01

02

06

08

10

11

06 RJ STACK
CHIEF HUMAN RESOURCES OFFICER

Appointed as Chief Human Resources Officer in the Group management re-organisation of March 2000, when corporate external affairs were added to his responsibilities, having served as Group Human Resources Director since May 1996. He joined Cadbury Beverages in the US in 1990 as Vice President, Human Resources for the world-wide Beverages Stream, following appointments with Bristol-Myers and the American Can Company. In 1992 he moved to the UK as Group Director, Strategic Human Resources Management, retaining his Vice-Presidency in the Beverages Stream and leading executive development for the Company. Age 51.

28 Cadbury Schweppes Summary Financial Statement 2001

Summary Report of the Directors

Cadbury's
MINIATURE
HEROES
FUDGE

Cadbury continues to lead the way in the gift segment of the UK confectionery market with products like Miniature Heroes.

PRINCIPAL ACTIVITIES

TURNOVER, PROFIT AND BUSINESS REVIEW

POST BALANCE SHEET EVENTS

Details are set out under this heading on page 38.

DIVIDENDS AND DIVIDEND REINVESTMENT PLAN

EMPLOYEES

The Group has developed a number of employment policies to enable it to achieve its commercial objectives and to meet the needs of its customers. These policies, which include recruitment, learning and development, employee involvement and consultation, pay and benefits and financial participation, are adapted to ensure that they achieve local ownership by the business units through sensitivity to the culture and society of each country in which the Group operates. The Group values diversity and is committed to providing equal opportunities to individuals within its businesses world-wide, in all aspects of employment.

CHARITABLE CONTRIBUTIONS

CORPORATE GOVERNANCE

30 Cadbury Schweppes Summary Financial Statement 2001

Indulge in Cadbury's Caramel – one of our "immediate eat" products, a market segment worth £1.9 billion in the UK.

Table 5

	2001 £m	2000 restated £m
Turnover	**5,519**	4,575
Operating costs		
Trading expenses	**(4,589)**	(3,800)
Goodwill amortisation	**(46)**	(13)
Major restructuring costs	**(53)**	(49)
	(4,688)	(3,862)
Group Operating Profit	**831**	713
Share of operating profit in associates	**57**	65
Total Operating Profit including associates	**888**	778
Profit on sale of subsidiaries and investments	**31**	27
Profit on Ordinary Activities before Interest	**919**	805
Net interest	**(106)**	(49)
Profit on Ordinary Activities before Taxation	**813**	756
Taxation		
– On operating profit, associates and interest	**(240)**	(224)
– On profit on sale of subsidiaries and investments	**(1)**	–
	(241)	(224)
Profit on Ordinary Activities after Taxation	**572**	532
Equity minority interests	**(5)**	(12)
Non-equity minority interests	**(25)**	(24)
Profit for the Financial Year	**542**	496
Dividends paid and proposed to ordinary shareholders	**(222)**	(209)
Profit Retained for the Financial Year	**320**	287

The total remuneration, including gains on exercise of executive options, of the Directors was £8,523,000 (2000: £11,362,000).

MAJOR RESTRUCTURING COSTS

Clamato is a light and refreshing zesty drink with a blend of tomatoes, onions, celery, spices and a dash of clam.

INTEREST AND TAXATION

DIVIDENDS

CLAMATO
DELICIOUSLY ZESTY
Tomato Cocktail

Summary Financial Statement 2001 **Cadbury Schweppes** 37

7 UP's edgy, humourous commercials continue with the comedian Godfrey, the brand's well-intentioned yet clueless spokesperson.

Table 8

Group Balance Sheet at 30 December 2001

	2001 £m	2000 restated £m
Fixed Assets		
Brands and goodwill	**3,721**	3,163
Tangible assets, associates and investments	**1,764**	1,562
	5,485	4,725
Current Assets	**1,940**	1,889
Creditors: amounts falling due within one year	**(2,389)**	(2,937)
Net Current Liabilities	**(449)**	(1,048)
Total Assets less Current Liabilities	**5,036**	3,677
Non-Current Liabilities		
Creditors: amounts falling due after more than one year	**(1,461)**	(489)
Provisions for liabilities and charges	**(392)**	(350)
Net Assets	**3,183**	2,838
Total Shareholders' Funds	**2,880**	2,545
Minority Interests	**303**	293
Total Capital Employed	**3,183**	2,838
Net borrowings	**1,637**	1,229

Table 9

Movements in Shareholders' Funds

	2001 £m	2000 restated £m
Shareholders' Funds at beginning of year	**2,545**	2,152
Profit retained for the Financial Year	**320**	287
Currency translation differences	**–**	63
Writedown on previously revalued assets	**(3)**	–
New share capital subscribed	**18**	43
Net increase in Shareholders' Funds	**335**	393
Shareholders' Funds at end of year	**2,880**	2,545

VENOM
HIGH POTENCY ENERGY
WITH INSTANT BITE

Venom, another Snapple innovation, offers an energy drink "with bite".

DJ KAPPLER

The summary financial statements in Tables 1, 5, 8 and 9 on pages 34, 37, and 39 and the amounts disclosed relating to Directors' remuneration on pages 32 and 33 were approved by the Board of Directors on 22 February 2002 and signed on its behalf by D C Bonham and D J Kappler.

The Auditors' opinion on the full financial statements was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) Companies Act 1985.

Summary Financial Statement 2001 **Cadbury Schweppes** 39

Summary Financial Review and Financial Statements

AUDITORS' STATEMENT TO THE SHAREHOLDERS OF CADBURY SCHWEPPES PLC

We have examined the summary financial statements of Cadbury Schweppes plc in Tables 1, 5, 8 and 9 set out on pages 34, 37 and 39 and the amounts disclosed relating to Directors' remuneration on pages 32 and 33.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors are responsible for preparing the summary financial statements in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements with the full financial statements and Report of the Directors and their compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summary financial statements and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

BASIS OF OPINION

We conducted our work in accordance with Bulletin 1999/6 "The auditors' statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom.

OPINION

In our opinion the summary financial statements are consistent with the full financial statements and Report of the Directors of Cadbury Schweppes plc for the 52 weeks ended 30 December 2001 and comply with the requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

40 **Cadbury Schweppes** Summary Financial Statement 2001

Shareholder Information

Maynards
WINE
GUMS

One of our most popular sweets, Maynards Wine Gums were first introduced in 1909.

This Summary Financial Statement is only a summary of information in the annual financial statements and report of the directors of Cadbury Schweppes plc. It does not contain sufficient information to allow as full an understanding of the results and state of affairs of Cadbury Schweppes plc as would be provided by those annual financial statements and report of the directors which contain more detailed information. Copies of the full annual financial statements and report of the directors for 2001, or for future years, may be obtained, free of charge, from the Registrars, the address for which is below.

ANNUAL GENERAL MEETING

REGISTERED OFFICE AND GROUP HEADQUARTERS

Registered in England and Wales No. 52457

FINANCIAL CALENDAR

LOW COST SHARE DEALING SERVICE

SHAREGIFT

REGISTRARS

Enquiries and changes to details (name, address, bank mandate) should be addressed to the Registrars, Cadbury Schweppes plc, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, UK. Telephone: 0870 600 3959/(44) 870 600 3959. Shareholders should quote their reference number, which starts with 0303, as detailed on the dividend tax voucher.

Summary Financial Statement 2001 **Cadbury Schweppes** 41

Cadbury

Choose happiness. Choose Cadbury.

Summary Financial Statement 2001 **Cadbury Schweppes** 43

HOW WELL DO YOU KNOW OUR BRANDS?

The words “Delight” and “Yum” on the front and back covers respectively of this Summary Financial Statement are all taken from the Group’s product packaging. How many do you know? Answers on page 42.

YUM

www.cadburyschweppes.com
www.cadburyschweppes.com/investor

CADBURY SCHWEPPES	CADBURY SCHWEPPES PUBLIC LIMITED COMPANY REGISTERED IN ENGLAND AND WALES NO. 52457

Registered Office: 25 BERKELEY SQUARE LONDON W1J 6HB www.cadburyschweppes.com

22 March 2002

Dear Shareholder

I am pleased to enclose your Company’s Summary Financial Statement 2001 or, if requested, Annual Report and Form 20-F 2001. This gives further background to your Company’s results, which were set out in my letter dated 13 February 2002, together with detailed information about the Group’s activities during the year. I hope that you will find it interesting and informative.

The following documents also accompany this letter:

1.	Annual General Meeting 2002 booklet;

2.	Form of Proxy attached to, and folded behind, this letter; and

3.	Admission Pass, for the Annual General Meeting, attached to this letter.

I hope that you will be able to attend your Company’s Annual General Meeting on Thursday, 9 May 2002 at 2.30 pm at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY. I would encourage those of you unable to attend to exercise your voting rights by completing, signing and returning the Form of Proxy. A reply paid envelope is enclosed.

You may register the appointment of a proxy electronically, by logging onto www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. Further details are set out on the next page and in the Annual General Meeting booklet.

Yours faithfully

D C Bonham

Chairman

CADBURY SCHWEPPES

PUBLIC LIMITED COMPANY REGISTERED IN ENGLAND AND WALES NO. 52457

NOTES TO THE FORM OF PROXY

1.	A member who wishes to appoint a proxy, other than the Chairman of the Meeting, must make and initial the deletion and insert the name of the proxy in the space provided. If no deletion or amendment is made, the Chairman of the Meeting will be deemed appointed as the proxy.

2.	In the case of joint holders, the signature of any one holder is sufficient.

3.	If the appointer is a corporation, this form must be executed under its common seal or be signed by a duly authorised officer, representative or attorney of the corporation, whose capacity should be stated.

4.	To be valid this Form of Proxy must be signed, dated and deposited with the Company’s Registrars by 2.30 pm on Tuesday, 7 May 2002 at the following address: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK, or in the reply paid envelope.

5.	Explanatory notes for Resolutions 3 to 6 and 8 to 27 are contained in the Annual General Meeting booklet dated 22 March 2002.

6.	None of the Directors seeking re-appointment is a member of the Remuneration Committee.

ELECTRONIC PROXY APPOINTMENT

On the attached Form of Proxy there is a printed Reference Number, Card I.D. and Account Number which, together, make up a unique 24-character reference number. This number is unique to each member. To complete and lodge a proxy form electronically, log onto the Registrars’ web-site, www.sharevote.co.uk, enter the unique 24-character reference number and follow the on-line instructions.

Alternatively, a member who has a Shareview portfolio registered with Lloyds TSB Registrars may log onto his portfolio at www.shareview.co.uk and click on “Company Meetings” and follow the on-line instructions. If requested, the Registrars will send an acknowledgement of receipt of the on-line proxy appointment.

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY REGISTERED IN ENGLAND AND WALES NO. 52457 REGISTERED OFFICE: 25 BERKELEY SQUARE, LONDON W1J 6HB	ADMISSION PASS	Annual General Meeting Thursday, 9 May 2002 at 2.30 pm Royal Lancaster Hotel Lancaster Terrace London W2 2TY

Please bring this pass with you to the Annual General Meeting as it will assist the admission checking arrangements. On arrival please hand it to one of the Company’s officials who will be on duty. If you appoint a proxy it is not necessary to hand this pass to your proxy.

CADBURY SCHWEPPES	Registered Office:
25 BERKELEY SQUARE
PUBLIC LIMITED COMPANY REGISTERED IN ENGLAND AND WALES NO. 52457	LONDON W1J 6HB
FORM OF PROXY

REFERENCE NUMBER	CARD I.D.	ACCOUNT NUMBER

I/We, the undersigned, being a member/members of Cadbury Schweppes Public Limited Company, hereby appoint the Chairman of the Meeting, or................................................. (Note 1) as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 9 May 2002 and at any adjournment thereof. I/We direct that my/our vote(s) be cast on the Resolutions referred to in the Notice of Meeting as indicated by an X in the appropriate box below and, in respect of any Resolution(s) which is/are not so marked and/or on any other Resolution, in such manner as my/our proxy thinks fit.

PLEASE COMPLETE USING BLACK INK AS THIS FORM WILL BE SCANNED.
RESOLUTIONS Please indicate with an X in the appropriate box how you wish your proxy to vote on each Resolution. If no such indication is given the proxy will exercise his or her discretion as to how he or she votes or whether he or she abstains from voting.

		FOR	AGAINST			FOR	AGAINST

1.	Financial Statements			17.	Authority to Schweppes France to make
political donations and incur EU political
2.	Declaration of Final Dividend 2001				expenditure

3.	Re-appointment of Dr W C Berndt			18.	Authority to Piasten Schokoladenfabrik
Hofmann GmbH & Co KG to make political
4.	Re-appointment of J F Brock				donations and incur EU political expenditure

5.	Re-appointment of D J Kappler			19.	Authority to Cadbury Ireland Ltd to make
political donations and incur EU political
6.	Re-appointment of Baroness Wilcox				expenditure

7.	Re-appointment and remuneration of			20.	Authority to Cadbury Nederland BV to make
	Auditors				political donations and incur EU political
expenditure
8.	Authority to allot relevant securities
				21.	Authority to Schweppes International Ltd to
9.	Authority to allot equity securities				make political donations and incur EU
political expenditure
10.	Authority to purchase own ordinary shares
				22.	Authority to Cadbury Portugal – Produtos de
11.	Authority to Cadbury Schweppes plc to				Confeitaria Lda to make political donations
	make political donations and incur EU				and incur EU political expenditure
political expenditure
				23.	Authority to Schweppes Portugal, SA to
12.	Authority to Cadbury Ltd to make political				make political donations and incur EU
	donations and incur EU political expenditure				political expenditure

13.	Authority to Trebor Bassett Ltd to make			24.	Authority to Cadbury Dulciora SL to make
	political donations and incur EU political				political donations and incur EU political
	expenditure				expenditure

14.	Authority to Schweppes Belgium SA to			25.	Authority to Schweppes SA to make political
	make political donations and incur EU				donations and incur EU political expenditure
political expenditure
				26.	Interim Dividend 2001
15.	Authority to Cadbury France SA to make
	political donations and incur EU political			27.	Authority to amend the Cadbury Schweppes
	expenditure				Share Option Plan 1994

16.	Authority to Orangina Pampryl SA to make
political donations and incur EU political
expenditure

Signature (Note 2)........................................................ Date........................................2002

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you should consult immediately your stockbroker, bank manager, solicitor, accountant or other independent professional advisor authorised pursuant to the Financial Services and Markets Act 2000.

If you have recently sold or transferred the whole of your holding of ordinary shares in Cadbury Schweppes Public Limited Company (the “Company”) you should send this document and the accompanying Form of Proxy to the purchaser or transferee, or to the stockbroker, bank or agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

ANNUAL GENERAL MEETING

Notice of the Annual General Meeting of the Company, which has been convened for Thursday, 9 May 2002 at 2.30 pm at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY, is set out on pages 2 to 5 of this booklet.

Only the holders of ordinary shares of the Company are entitled to attend and vote at the Annual General Meeting. Other persons to whom this booklet is sent should regard it as for information only.

CADBURY SCHWEPPES	CADBURY SCHWEPPES PUBLIC LIMITED COMPANY REGISTERED IN ENGLAND AND WALES NO. 52457

From the Chairman, Derek Bonham	Registered Office: 25 BERKELEY SQUARE LONDON W1J 6HB www.cadburyschweppes.com

22 March 2002

Dear Shareholder

Annual General Meeting
The Annual General Meeting of the Company will be held on Thursday, 9 May 2002 at 2.30 pm at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY. The Notice of Meeting is set out in Appendix 1. In addition to the Resolutions concerning the audited Financial Statements, the final dividend, the re-appointment of Directors and the re-appointment and remuneration of Auditors, there are twenty further Resolutions. Explanatory Notes for Resolutions 3 to 6 and 8 to 27 are set out in Appendix 2.

Recommendation
Your Directors believe that the proposed Resolutions are in the best interests of the Company and its shareholders and unanimously recommend that you vote in favour of them.

Meeting Venue
The meeting venue will be open to shareholders from 1.30 pm. Tea, coffee, hot chocolate and soft drinks will be available until 2.20 pm and soft drinks will be available at the conclusion of the Meeting.

The Annual General Meeting will be held in the Nine Kings Suite which is on the ground floor of the Royal Lancaster Hotel. Cloakrooms are accessible either by stairs or by lift. A hearing loop is available. If any shareholder with a disability has a query regarding attendance at the Meeting, please contact Group Secretariat at the above address or telephone 020 7830 5178 by Thursday, 25 April 2002.

Travel
The nearest Underground station to the Royal Lancaster Hotel is Lancaster Gate, which is served by the Central Line. Bus service numbers 12 and 94 (towards Notting Hill Gate) and 15 and 23 (Paddington Station and Oxford Street) stop in the vicinity of the Royal Lancaster Hotel.

Yours faithfully

D C Bonham

Appendix 1
Notice of Meeting

Notice is hereby given that the Annual General Meeting of Cadbury Schweppes Public Limited Company will be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Thursday, 9 May 2002 at 2.30 pm for the following purposes:

1.	To receive the audited Financial Statements for the 52 weeks ended 30 December 2001 and the Reports of the Directors and Auditors thereon.

2.	To declare the recommended final dividend 2001 on the ordinary shares.

3.	To re-appoint Dr W C Berndt as a Director.

4.	To re-appoint J F Brock as a Director.

5.	To re-appoint D J Kappler as a Director.

6.	To re-appoint Baroness Wilcox as a Director.

7.	To re-appoint the Auditors, Arthur Andersen, and to authorise the Directors to determine the remuneration of the Auditors.

8.	To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

“That the Directors be and are hereby authorised generally and unconditionally to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to a maximum nominal amount of £84.60 million, at any time or times before the conclusion of the next Annual General Meeting and that such authority shall include the grant of any right to subscribe for, or convert any security into, shares and shall extend to any allotment or grant made after such time in pursuance of an offer or agreement made by the Company before such authority expires.”

9.	To consider and, if thought fit, pass the following resolution as a Special Resolution:

“That the Directors be and are hereby authorised to allot equity securities (as defined in Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 8 as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited to:

(i)	the allotment of equity securities in connection with a rights issue in favour of holders of ordinary shares or other equity securities where the equity securities attributable to the interests of the holders of all the ordinary shares or other equity securities is proportionate (as nearly as may be) to the number of ordinary shares held by them or in the case of securities convertible into ordinary shares proportionate to the number of ordinary shares which would fall to be allotted upon the exercise in full of the conversion rights attributable thereto (subject in either case to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws of, or requirements of any recognised regulatory body or stock exchange in, any territory); and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) hereof) of equity securities up to an aggregate nominal amount of £12.79 million;

and shall expire at the conclusion of the next Annual General Meeting save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.”

To consider and, if thought fit, pass Resolutions 10 to 25 as Ordinary Resolutions:

10.	“That the Company be and is hereby generally authorised pursuant to and in accordance with Section 166 of the Companies Act 1985 to make market purchases of its own ordinary shares upon and subject to the following conditions:

(i)	the maximum number of such ordinary shares in the Company hereby authorised to be acquired is that number of ordinary shares which has a total nominal value of £25.64 million;

(ii)	the minimum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to the nominal value of each such ordinary share;

(iii)	the maximum price, exclusive of expenses, which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for the ordinary shares in the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(iv)	the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting; and

(v)	the Company may enter into a contract for the purchase of such ordinary shares before the expiry of this authority which would or might be completed wholly or partly after its expiry.”

11.	“That the Company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £250,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

12.	“That Cadbury Limited be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

13.	“That Trebor Bassett Limited be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

14.	“That Schweppes Belgium SA be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

15.	“That Cadbury France SA be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

16.	“That Orangina Pampryl SA be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political

Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

17.	“That Schweppes France be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

18.	“That Piasten Schokoladenfabrik Hofmann GmbH & Co KG be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

19.	“That Cadbury Ireland Limited be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

20.	“That Cadbury Nederland BV be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

21.	“That Schweppes International Limited be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

22.	“That Cadbury Portugal – Produtos de Confeitaria Lda be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

23.	“That Schweppes Portugal, SA be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

24.	“That Cadbury Dulciora SL be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

25.	“That Schweppes SA be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (the “Act”) to make Donations to EU Political Organisations and to incur EU Political Expenditure (as such terms are defined in Section 347A of the Act) up to a maximum aggregate amount of £20,000 during the period beginning with the passing of this Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.”

26.	To consider and, if thought fit, pass the following resolution as a Special Resolution:

“That:

(a)	the Directors be and are hereby authorised to appropriate distributable profits of the Company (as shown in the audited accounts of the Company made up to 30 December 2001) to the payment of the interim dividend 2001 on the Company’s ordinary shares of 3.35p per share paid on 16 November 2001 to shareholders on the register at the close of business on 3 August 2001 (the “Interim Dividend”);

(b)	any and all claims which the Company may have in respect of the payment of the Interim Dividend on the Company’s ordinary shares against its shareholders who appeared on the register on the relevant record date be released and a deed of release in favour of such shareholders be entered into by the Company in the form of the deed produced to this Meeting and signed by the Chairman for the purposes of identification;

(c)	any distribution involved in the giving of such release in relation to the Interim Dividend be made out of the profits appropriated to the Interim Dividend as aforesaid by reference to a record date identical to the record date for the Interim Dividend; and

(d)	any and all claims which the Company may have against its Directors (both past and present) arising out of the payment of the Interim Dividend be released and that a deed of release in favour of the Company’s Directors be entered into by the Company in the form of the deed produced to this meeting and signed by the Chairman for the purposes of identification.”

27.	To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

“That the Directors be and are hereby authorised to amend the Rules of the Cadbury Schweppes Share Option Plan 1994, as summarised in Appendix 2, and to do all such acts and things as may be necessary to carry the same into effect.”

By Order of the Board

M A C Clark
Secretary

25 Berkeley Square
London W1J 6HB

22 March 2002

Notes to the Notice of Meeting

Registered shareholders
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on Tuesday, 7 May 2002 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register of members after 6.00 pm on Tuesday, 7 May 2002 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

Proxies
A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a member. Any instrument appointing a proxy must be received at the Registrars’ office not less than 48 hours before the time appointed for holding the Meeting.

A proxy form is included with this booklet; however, a proxy form can also be completed via the Internet.

On the enclosed proxy form there is a printed Reference Number, Card I.D. and Account Number which, together, make up a unique 24-character reference number. This number is unique to each member. To complete and lodge a proxy form, a member can either:

1.	Complete the enclosed proxy form and return it in the reply paid envelope provided; or

2.	Log onto the Registrars’ web-site, www.sharevote.co.uk, enter the unique 24-character reference number and follow the on-line instructions. Alternatively, a member who has registered for a Shareview portfolio with Lloyds TSB Registrars may log onto his portfolio at www.shareview.co.uk, click on “Company Meetings” and follow the on-line instructions. If requested, the Registrars will send an acknowledgement of receipt of the on-line proxy appointment.

A member who returns a completed proxy card, or registers a proxy form on-line, is not precluded, if he so wishes, from attending the Meeting instead of his proxy and voting in person.

Documents available for inspection
Copies of the service contracts of Directors with the Company or any of its subsidiaries or, where any such contract is not reduced to writing, a memorandum of the terms thereof; the deeds of release referred to in Resolution 26, in respect of the Interim Dividend 2001; and the Rules of the Cadbury Schweppes Share Option Plan 1994 (as amended), will be available for inspection at the Registered Office during normal business hours, from the date of this Notice until 9 May 2002. They will also be available at the Royal Lancaster Hotel from one hour prior to, and until the conclusion of, the Meeting.

Appendix 2
Explanatory Notes

Directors
Resolutions 3 to 6
Biographical details of the Directors seeking re-appointment are given on pages 28 and 29 of the Summary Financial Statement 2001 and pages 60 and 61 of the Annual Report and Form 20-F 2001.

None of the Directors seeking re-appointment is a member of the Remuneration Committee.

Relevant and Equity Securities
Resolutions 8 and 9
These Resolutions will empower the Directors to issue relevant securities up to an aggregate nominal amount of £84.60 million (approximately 33% of the issued ordinary share capital as at 22 February 2002) and to make a rights issue to existing holders of ordinary shares on the conventional basis without the need to comply with the technical requirements of the statutory provisions. These create problems particularly with regard to overseas shareholders. Except for the issue of shares pursuant to the various share schemes, and any share dividend alternatives, the Directors do not presently intend to issue any part of that capital.

The Directors will also be able to make issues for cash on a non pre-emptive basis amounting to an aggregate nominal amount of £12.79 million (approximately 4.99% of the issued ordinary share capital as at 22 February 2002).

The authority given in these Resolutions will expire at the conclusion of the Annual General Meeting to be held in 2003.

Similar resolutions have been approved by shareholders at each Annual General Meeting since 1982.

Purchase of own shares
Resolution 10
The Resolution will empower the Company to purchase its own ordinary shares by market purchases not exceeding approximately 10% of the Company’s issued share capital as at 22 February 2002. The Company wishes to have the flexibility to act quickly if it considers such purchases to be desirable.

The total number of options over ordinary shares of 12.5 pence outstanding as at 22 February 2002 was 89,181,548. This represents 4.35% of the issued share capital of the Company as at that date and 4.83% of the issued share capital, assuming the Company’s authority to purchase its own ordinary shares is used in full.

The authority given in the Resolution will expire at the conclusion of the Annual General Meeting to be held in 2003.

A similar resolution has been approved by shareholders at each Annual General Meeting since 1998.

Political Donations
Resolutions 11 to 25
In February 2001 the Political Parties, Elections and Referendums Act 2000 came into force which, amongst other things, inserted new provisions into the Companies Act 1985 (the “Act”). Under the Act, a company may not make donations to EU political organisations (which includes any registered political party), or incur EU political expenditure, totalling more than £5,000 in any 12 month period, without first obtaining shareholder approval.

In the Act, the definition of a political donation is extremely wide, covering more activities than just cash donations to EU political organisations. Whilst Cadbury Schweppes plc does not make, or intend to make, cash donations to EU political organisations, the Group may, in the normal course of expenditure, make a payment which may risk being construed as political expenditure or a donation to an EU political organisation. The penalties for making such a payment without shareholder approval are severe.

On a precautionary basis and to avoid contravening the Act, authority is sought to enable the Company to make donations to EU political organisations or incur EU political expenditure, up to a maximum aggregate amount of £250,000, in the period beginning with the passing of the Resolution and ending at the conclusion of the Annual General Meeting to be held in 2006.

Authority is also sought to enable the Company’s major EU operating subsidiaries to make donations to EU political organisations or incur EU political expenditure, for the same period, up to a maximum aggregate amount of £20,000 each.

In accordance with the Act, the Company will make a disclosure in its next annual report of any donation to an EU political organisation or EU political expenditure in excess of £200 made or incurred by it or any of its EU subsidiaries.

NOTE: Cadbury Schweppes does not make, or intend to make, cash donations to EU political organisations in the normally accepted sense.

Interim Dividend 2001
Resolution 26
A technical issue has arisen in respect of the interim dividend of 3.35p per share paid in November 2001. For the reasons outlined below, a special resolution (Resolution 26) has been proposed in relation to the issue at the Annual General Meeting.

The aggregate amount of the interim dividend was £67 million. The requirements of the Companies Act 1985 (which requirements include in this case that interim accounts for the Company were to be prepared and filed with the Registrar of Companies) were not technically met in respect of the interim dividend as no such interim accounts were filed by the time the interim dividend was paid.

The Company has been advised that it may have claims against present and past shareholders who received the interim dividend to recover the amounts paid. Similarly, the Company has also been advised that it may have claims against the Directors who participated at the board meeting at which the decision was taken to pay the interim dividend. Any sums recovered from the shareholders and Directors would be repayable with interest at a reasonable rate.

It is not the intention of the Company that any claims of this kind should be made. This matter can be remedied by passing a special resolution that puts shareholders into the position in which it was always intended that they should be. The proposed Special Resolution would:

(i)	sanction the appropriation of profits to the payment of the interim dividend on 16 November 2001;

(ii)	release any claims of the Company against the shareholders who received the interim dividend and approve the Company entering into a deed of release in favour of those shareholders;

(iii)	confirm that any distribution constituted by that release be made by reference to a record date identical to the record date for the interim dividend; and

(iv)	release any claims of the Company against the Directors (past and present) in respect of the interim dividend and approve the Company entering into a deed of release in favour of those Directors.

The forms of the deeds of release are available for inspection as explained in the Notes to the Notice of Meeting.

The Inland Revenue has provided written confirmation to the effect that the interim dividend paid on 16 November 2001 will continue to be treated as a distribution for tax purposes (made at the time at which the interim dividend was paid) and that the proposed releases will have no tax implications for shareholders. The Inland Revenue will therefore treat the tax position of the Company and of UK tax resident shareholders as being unaffected by the irregularity and the tax position will be as if the interim dividend had been lawfully paid in November 2001. UK resident shareholders need thus take no further action. The Inland Revenue has confirmed that it will accept the dividend and tax credit vouchers already issued.

If any non-UK tax resident shareholder is in any doubt about his foreign tax position, he should consult his professional advisor.

In view of their interests in its subject matter, Directors who are also shareholders (holding beneficially in the aggregate 0.064% of the ordinary shares of the Company) will not vote on this proposed Special Resolution.

Cadbury Schweppes Share Option Plan 1994
Resolution 27
In order to secure advantageous tax treatment for employees in France, the Directors wish to seek shareholders’ approval to amend the Rules of the Plan to extend the period during which tax advantaged options can be granted to employees in France from 5 May 1999 to 5 May 2004.